Form 10KSB, Exhibit 13
period 1996-10-31
NORTHSTAR COMPUTER FORMS INC/MN
filed 1997-01-29
CIK 873082

COMPANY OVERVIEW:

- Northstar Computer Forms, Inc. designs, manufactures, and markets custom business forms, financial forms, and internal bank forms with an emphasis on MICR (Magnetic Ink Character Recognition) printing.

-    The Company's two business concentrations are custom security
     documents and internal bank forms printing.   Customers include
     financial institutions and processors of MICR encoded documents.

- Both business segments market their products through distributors except for the top 200 banks that are marketed directly. Products are sold to customers in all 50 states.

-    Corporate headquarters are in Brooklyn Park, Minnesota.




BUSINESS HIGHLIGHTS - 1996

- Acquisition of the financial forms division of Deluxe Corporation in July.

- Installation of a Xerox 4635MX production system for on-demand variable text printing with MICR and bar codes.

- Conversion of General Financial Supply's three plants to a new integrated computer system.

- Signing of four multi-year printing contracts totaling $5.5 million in annual sales.

- Investment of $1,021,415 on capital equipment, including new computer systems and new sheet-fed press equipment.

- Expansion of Bridgewater, Virginia plant for greater production capacity.

- Initiation of software development to integrate all company computer systems.

                  KEY FINANCIAL HIGHLIGHTS

Year Ended October 31      1996        1995        % Change
_____________________________________________________________
RESULTS OF OPERATIONS (In thousands)

  Net Sales             $28,903        $24,216        19

  Operating Income        2,375          1,903        25

  Net Earnings            1,263          1,363        (7)


FINANCIAL CONDITION (In thousands)

  Total Assets                $29,401        $17,523        68

  Stockholders' Equity         12,639         11,587         9

  Working Capital               5,381          4,546        18

  Weighted Average Shares       1,763          1,751        --


PER SHARE DATA

  Net Earnings                $   .72         $  .78        (8)

  Dividends Declared              .13           .125         --

  Stockholders' Equity           7.16           6.62          8


KEY RATIOS AND OTHER DATA

  Current Ratio                   2.2            3.3

  Long-Term Debt-to-
    Capitalization              45.5%          18.0%

  Gross Profit on Sales         23.3%          20.6%

  Return on Average Equity      10.4%          12.4%

  Return on Net Sales, Pretax    7.3%           9.1%

  Number of Employees            495             230

                  KEY FINANCIAL HIGHLIGHTS
                           PAGE 2
         [GRAPH]

Bar Graph - SALES - Dollars in Millions

   Vertical Axis - Range $0 - $30
   Horizontal Axis - 1991 - 1996
   Plot Points    1991  $16.2    1992  $19.4
                  1993  $20.0    1994  $22.7
                  1995  $24.2    1996  $28.9

         [GRAPH]

Bar Graph - NET EARNINGS - Dollars in Millions

   Vertical Axis - Range 0 - 14
   Horizontal Axis - 1991 - 1996
   Plot Points    1991  $ .7    1992  $1.1
                  1993  $1.4    1994  $1.3
                  1995  $1.4    1996  $1.3

         [GRAPH]

Bar Graph - WORKING CAPITAL - Dollars in Millions

   Vertical Axis - Range $0 - $6
   Horizontal Axis - 1991 - 1996
   Plot Points    1991  $3.5    1992  $4.0
                  1993  $3.9    1994  $3.4
                  1995  $4.5    1996  $5.4

         [GRAPH]

Bar Graph - STOCKHOLDER'S EQUITY - Dollar in Millions

   Vertical Axis - Range $0 - $14
   Horizontal Axis - 1991 - 1996
   Plot Points    1991  $ 7.1    1992  $ 8.1
                  1993  $ 9.3    1994  $10.4
                  1995  $11.6    1996  $12.7

Dear Fellow Stockholders,

Northstar Computer Forms has undergone dramatic changes in the past year through the largest acquisition in our corporate history, and has become a much stronger company as a result. While our financial performance was under plan due to a major customer being bought by a competitor, the strong contribution of our new Northstar Financial Forms division enabled us to end the year on a very solid note in the fourth quarter.

Since the acquisition, we have had many questions posed to us about the performance and strategy of the expanded company. So, we decided to incorporate some key questions and answers in this letter:

WERE YOU PLEASED WITH THE FINANCIAL PERFORMANCE IN 1996?

Northstar had a good year in 1996. Sales set a record year with an increase of 19.4 percent to $28,903,158. Net income totaled $1,263,056, a decrease of
7.4 percent. Earnings per share were $ .72 compared to $ .78 for fiscal 1995. Stockholders' equity increased 9.2 percent from $11,587,122 to $12,638,535 with the combined contribution of Northstar Financial Forms, and the other improvement we've made, we have high expectations for our performance next year.

WHAT WERE THE MAIN FOCUS AREAS OF THE COMPANY FOR THE YEAR?

Our focus centered on our two main product areas - internal bank forms and security documents.

In the internal bank forms area, the acquisition in July gave us one full quarter of results for the year. This included an 80 percent increase in sales and 108 percent increase in profits for the fourth quarter compared to below average performance for the first three quarters. With four plants producing internal bank forms, our focus is centered on these higher margin product lines.

In the security documents area, we expanded our features to deter counterfeiting by offering customers multiple ways to combat document fraud. In addition, we added the ability to furnish our customers with smaller quantity orders for secure documents and internal bank forms with a new technology system called the Xerox 4635MX. This on-demand laser printing system can print variable information on each document while providing the highest quality MICR and bar code printing.

WHAT OTHER COMPETITIVE STRATEGIES DID YOU IMPLEMENT DURING THE YEAR?

We continued to stay on the leading edge of prepress and printing technologies. We are 90 percent direct computer-to plate including metal, onyx, and paper plates. This capability enabled us to increase quality and decrease order delivery cycles. By staying competitive, we were able to negotiate four new contracts worth $5.5 million per year in sales.

HOW DID GENERAL FINANCIAL SUPPLY PERFORM IN 1996?

General Financial Supply contributed another outstanding annual performance and, at the same time, completed a total upgrade of computer software that integrated their three production facilities.

We should also note that the strong presence GFS has established in the financial form markets over the years gave us the know how and confidence necessary to complete the Deluxe acquisition. Financial forms now constitutes a much larger portion of our total business and the foundation built by GFS will enable us to develop this part of our business to its full potential in the future.


WHAT OTHER FACTORS AFFECTED YOUR BUSINESS?

Paper prices balanced out for the year after increasing for two quarters and decreasing significantly for the last two quarters. Our paper projection is for a soft market the early part of 1997. Another major factor was our inability to hire and train employees fast enough to meet production needs. Training has become a major factor in our ability to meet customer expectations for quality and service. Our employees met the challenge and performed extremely well.

WHAT ARE THE LIFE CYCLE PROJECTIONS FOR YOUR PRODUCT LINES?

MICR (Magnetic Ink Character Recognition) technology shows no sign of being replaced in the short or long term. Ninety percent of our product line contains MICR printing. The changes in technology center on the PROCESSING of MICR documents more effectively. Through investment in technology, Northstar and GFS remain leaders in providing optical character recognition
(OCR), bar coding, and image scanning to their customer base.

Bank acquisitions and mergers have not caused a decrease in the volume of internal bank forms. Quite the contrary, much of our new business is in supplying new documents as a result of conversion programs.

In fiscal 1996, our company took a huge step forward with a major acquisition to solidify our position as the leader in our two market segments of security documents and internal bank forms. We appreciate the support of our customers, shareholders, and employees as we prepare for new levels of challenges and opportunities in 1997.




     Roger T. Bredesen                  Kenneth E. Overstreet
     Chief Executive Officer            President

            [PHOTO]                             [PHOTO]

            A GIANT STEP FORWARD THROUGH ACQUISITION


Northstar undertook the acquisition of its largest competitor to become the leader in the financial forms niche market. Combining the Deluxe financial forms revenues together with those of the General Financial Supply subsidiary, the company now has over 20 percent market share in the financial forms segment and is the largest single competitor among a number of players. Products in this market have a long life cycle, and the technology of the combined businesses provide competitive advantages that will be enhanced through continued capital investment.

The new division, renamed Northstar Financial Forms Division, produces internal bank forms, using MICR printing. The forms, which are used for financial controls in banking operations, include cash tickets, general ledger tickets, process control documents and teller receipts as well as official checks and drive-up envelopes. General Financial Supply manufactures the same product categories.

Northstar acquired the division with confidence because of the similarity, not only in terms of products, but also in technology and markets, with its existing GFS business. Through this acquisition, Northstar added 7,600 bank customers, a strong revenue stream, and economies of scale in terms of manufacturing, purchasing and marketing, that will benefit the total company.

Northstar acquired more than just assets. The division's employees and vendors are facilitating a smooth transition to provide products and services to the customer base.

After a transition, Northstar expects to be able to build upon the revenue flow of the new division. The objective over time is to manage this additional business to financial performance levels comparable to the General Financial Supply business, through economies of scale, improving purchasing power and productivity gains. From the start, the acquisition significantly enhances Northstar's operating flexibility and competitive positioning in a market that is expected to increase steadily in size for years to come.

                  MARKET POSITIONING FOR PERFORMANCE


Having built its reputation consistently over the years as the low-cost producer of high quality forms, Northstar Computer Forms has now acquired the distinction of being the largest supplier of financial forms in the U.S. With six manufacturing facilities across the middle of the country and distributors in every state, Northstar is positioned to serve the critical needs of more than 10,000 banking and business customers.

Within the evolving forms market, Northstar Computer Forms addresses several segments, including general business forms as well as financial and internal bank forms. The company's marketing strategy has remained the achievement of strength through market share. From its traditional base in business forms, Northstar established itself in the higher-margin internal bank forms market in 1984 through the acquisition of General Financial Supply. Since then, Northstar has expanded financial forms from about eight percent to an anticipated 90 percent of its total business in fiscal 1997.

The U.S. internal bank forms market represents approximately $200 million in shipments and is growing at a rate of approximately 10 percent annually. General Financial Supply serves medium-sized and smaller banks through its national network of distributors. Prior to the acquisition, Northstar's new division sold directly to banks through the Deluxe sales force as part of its check printing business. Northstar Financial Forms Division continues to service existing accounts through its customer service representatives, and is in the process of transitioning many of these bank customers to being served by Northstar distributor/business partners. Northstar is forging strategic alliances with a number of current distributors to provide the high level of sales support many banks require, while accommodating their individual needs in terms of distribution channels.



                               [MAP]



                     [PHOTO]           [PHOTO]

The negotiable document market, consisting of money orders, official checks and cashier's checks, represents annual shipments of $100 million on a national basis. Having invested in the technology required for security in this product category, Northstar has come to control about eight percent of this market, primarily through its Brooklyn Park manufacturing facility.

The general business forms market, represents about $5 billion in shipments nationally, with a small percentage in the north central states served by Northstar and Wisconsin Business Forms division in Milwaukee. With competition in business forms limiting margins over the long term, the company's strategy is to provide the highest-quality products to this segment, while focusing its development efforts on the other higher-margin segments. Over time, this market strategy has resulted in a dramatic shift in business mix toward higher-margin products for financial markets.



                     [PHOTO]           [PHOTO]

                               Northstar Computer Forms
                                    FINANCIAL DATA


YEAR ENDED, OCTOBER 31:
RESULTS OF OPERATIONS         1996          1995         1994            1993          1992        1991
-------------------------------------------------------------------------------------------------------------
Net Sales                 $28,903,158   $24,215,962   $22,633,951    $20,019,575   $19,370,486   $16,207,092

Gross Profit                6,748,180     4,975,894     5,177,970      4,652,286     4,602,740     3,725,142

Operating Income            2,375,086     1,902,976     2,135,223      1,697,710     1,778,169     1,273,693

Net Earnings                1,263,056     1,363,410     1,285,835      1,374,657     1,100,380       744,185

Cash Flow/Ops               2,872,187     1,376,858     2,322,240      2,076,189     2,006,162     1,979,790


FINANCIAL CONDITION
-------------------------------------------------------------------------------------------------------------
Total Assets              $29,401,432   $17,523,364   $16,499,238    $12,042,847   $11,021,136   $10,326,393

Working Capital             5,381,223     4,545,734     3,357,561      3,935,416     3,977,305     3,469,135

Current Ratio                     2.2           3.3           2.6            3.4           3.1           3.1

Long Term Debt             10,565,175     2,535,000     2,795,000              -             -       439,509

Stockholders' Equity       12,638,535    11,587,122    10,399,485      9,303,208     8,108,402     7,132,348

KEY  RATIOS ANALYSIS
-------------------------------------------------------------------------------------------------------------
Gross Profit                    23.3%         20.6%         22.9%          23.2%         23.8%         23.0%

Operating Income                 8.2           7.9           9.4            8.4           9.2           7.9

Net Earnings                     4.4           5.6           5.7            6.9           5.7           4.6

Return on Equity                10.4          12.4          13.0           15.7          14.4          11.0

L-T Debt to Capitalization      45.5          18.0          21.2              -             -           5.8


PER SHARE DATA
-------------------------------------------------------------------------------------------------------------
Book Value                    $  7.16       $  6.62       $  5.90         $  5.33      $  4.69       $  4.21

Net Earnings                      .72           .78           .73             .79          .64           .44

Dividends                         .13           .125          .115            .105         .10           .08

Weighted Average

Outstanding Shares          1,762,681      1,750,729     1,761,699       1,744,818   1,727,259     1,693,067


-------------------------------------------------------------------------------------------------------------

STOCK INFORMATION/REGISTER                                    1996 Quarter       High     Low     Close
                                                              ------------       ----     ---     -----
                                                                 1st             8.00     6.75     8.00
The Company's common stock is traded under the symbol            2nd             7.13     6.95     6.75
NSCF on the NASDAQ/NMS.  As of January 17, 1997, the             3rd             9.50     6.75     9.06
approximate number of stockholders was 700 and holders           4th             8.75     8.00     8.30
of record 290.  The following table sets forth the range      Present 1-17-97   12.50    12.50    12.50
of high and low quotations per share for 1996 and 1995.
In 1996 and 1995 the Company declared dividends of $ .13      1995 Quarter       High     Low     Close
per share and .125 per share, respectively.                   ------------       ----     ---     -----
                                                                 1st             8.75     7.00     8.25
Future dividends are restricted to a maximum of 20               2nd             9.00     7.25     8.00
percent of consolidated net income under the term loan           3rd             8.00     7.25     7.50
agreement.  (See Note 9 to Consolidated Financial                4th             8.00     7.25     7.62
Statements.)


                              NORTHSTAR COMPUTER FORMS
                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

The following discussion supplements the information presented in the consolidated financial statements beginning on page 11. For better understanding, key data has been illustrated in graphs. Additional information and statistics are provided in the six-year Financial Data table on page 7.

The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of earnings as a percentage of net sales and the percentage changes of the dollar amounts of such items as compared with the prior period.

                                                    1996           1995
                                                   COMPARED        COMPARED
                         1996     1995   1994       TO 1995       TO 1994
                         ----     ----   ----       -------       -------
Net Sales              100.0%   100.0%  100.0%       19.4%           7.0%
Cost of Goods Sold      76.7     79.4    77.1        15.2           10.2
Gross Profit            23.3     20.6    22.9        35.6           (3.9)
Selling, General,
and Administrative      15.1     12.7    13.5        42.3            1.0
Operating Income         8.2      7.9     9.4        24.8          (10.9)
Net Earnings             4.4      5.6     5.7        (7.4)           6.0
-------------------------------------------------------------------------------


Bar Graph   NET SALES - $ in Millions
            Vertical Axis 0 - 30 (Bottom to Top)
            Horizontal Axis - 1991 - 1996 (Left to Right)
            Plot Points    1991 - $16.2          1992 - $19.4
                           1993 - $20.0          1994 - $22.7
                           1995 - $24.2          1996 - $28.9


RESULTS OF OPERATIONS
NET SALES. Net sales in fiscal 1996 of $28,903,158 increased $4,687,196 or 19.4 percent from 1995 sales of $24,215,962. Internal bank forms contributed 63.5 percent of the sales; general business forms contributed 36.5 percent. Sales of internal bank forms increased $6,688,073 from $11,670,986 to $18,359,059, an increase of 57.3 percent.
On July 22, 1996, just prior to the beginning of the fourth quarter, the Company acquired substantially all the assets of the financial forms division of Deluxe Corporation. This acquisition contributed approximately
77 percent of the year's increase of internal bank form sales. The remaining increase occurred mainly due to growth in standard bank form orders from new and existing customers. Sales of general business forms decreased $2,000,877 from $12,544,976 to $10,544,099, a decrease of 16.0 percent.
This decrease in general business forms includes a reduction of $1,100,000 in sales to one customer for the year as a result of the customer being acquired by a competitor.

Net sales in fiscal 1995 of $24,215,962 increased
$1,582,011 or 7.0 percent from 1994 sales of $22,633,951.
Internal bank forms contributed 48.2 percent of sales;
general business forms contributed 51.8 percent.  Sales of
internal bank forms increased $1,046,873 from $10,624,113
to $11,670,986, an increase of 9.9 percent.  The increase
in internal bank forms sales was due to growing demand in
the financial industry and price increases to offset higher
paper costs.   Sales of general business forms increased
$535,138 from $12,009,838 to $12,544,976, an increase of
4.4 percent. This increase in sales was due to price increases to offset higher paper costs.


Bar Graph   GROSS PROFIT PERCENTAGE
            Vertical Axis 0 - 25 (Bottom to Top)
            Horizontal Axis - 1991 - 1996 (Left to Right)
            Plot Points    1991 - 20.3          1992 - 23.8
                           1993 - 23.2          1994 - 22.9
                           1995 - 20.6          1996 - 23.3


GROSS PROFIT. Gross profit increased to 23.3 percent in 1996. This increase was due to the higher gross profit of the newly acquired division. Without the contribution of the new division, gross profit would have been 20.7 percent compared to 20.6 percent for 1995. During 1996, manufacturing costs, exclusive of material and fixed costs, remained relatively constant. Material costs decreased slightly as certain paper price increases that were incurred in 1995 were decreased in 1996 as paper prices declined. Fixed costs, particularly depreciation and real estate taxes, increased for 1996 due to the new corporate headquarters and manufacturing plant which opened in March
1995. The Company incurred a full year of costs for this location in 1996 compared to only seven months cost in 1995.

For 1995, despite a 7.0 percent increase in sales, gross profit decreased to 20.6 percent from 22.9 percent in 1994. During 1995 manufacturing costs, exclusive of material, remained constant or decreased slightly as a percentage of sales. Material costs, particularly bond paper prices, increased steadily during fiscal 1995 with some prices increasing in excess of 70 percent. Bond paper represents approximately 70 percent of the total paper used by the Company. In addition, the Company changed its method of valuation of the inventories for its subsidiary from the first-in first-out method to the last-in first-out method which further reduced 1995 gross profit by approximately $92,000. (See Note 5 to
Consolidated Financial Statements.) During 1995 overall material costs as a percentage of sales increased approximately 5 percent.

Bar Graph   SELLING, GENERAL AND ADMINISTRATIVE EXPENSE - $ in Millions
            Vertical Axis 0 - 5 (Bottom to Top)
            Horizontal Axis - 1991 - 1996 (Left to Right)
            Plot Points    1991 - $2.5           1992 - $2.8
                           1993 - $2.9           1994 - $3.0
                           1995 - $3.1           1996 - $4.4


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased approximately $1,300,000, from 1995 to 1996, of which approximately $1,000,000 is due to the acquired financial forms division. This new division markets its products on a retail basis as compared to the other locations which market through distributors. The retail sales approach requires additional personnel for customer service and administration thus increasing these expenses. Selling, general and administrative expenses increased only $30,171 or one percent, from 1994 to 1995.
The Company engaged in a continued effort during the year to contain costs in these areas.

OTHER INCOME AND EXPENSE. The Company incurred long-term debt of $9,000,000 when it acquired the new financial forms division. Approximately $208,000 of the interest expense increase for 1996 of $262,090 relates to the acquisition debt. Interest expense also increased
$85,714 in 1995 as a result of  interest on the Variable
Rate Demand Industrial Development Revenue Bonds (the
'Bonds') used to finance the construction of the new headquarters and manufacturing facility occupied in March
1995. Other income in 1995 includes a gain on sale of land of $301,952.

PROVISION FOR INCOME TAXES. The provision for income taxes remained relatively constant at 40% in 1996 compared to 38% in 1995 and 40% in 1994.
`

Bar Graph   NET EARNINGS - $ in Millions
            Vertical Axis 0 - 1.4 (Bottom to Top)
            Horizontal Axis - 1991 - 1996 (Left to Right)
            Plot Points    1991 - $ .7           1992 - $1.1
                           1993 - $1.4           1994 - $1.3
                           1995 - $1.4           1996 - $1.3


NET EARNINGS.  Earnings before taxes totaled $2,103,056
for 1996 compared to $2,204,410 for 1995 and $2,159,835
in 1994.  Net earnings were $1,263,056 ($ .72 per share)
in 1996 compared to net earnings of $1,363,410 ($ .78 per
share) in 1995 and $1,285,835 ($ .73 per share) in 1994.
Return on average assets was 5.4 percent compared to 8.0
percent in 1995 and 9.0 percent in 1994.   Return on
average stockholders' equity was 10.4 percent down from
12.4 percent in 1995 and 13.0 percent in 1994.



FINANCIAL CONDITION
ACQUISITION. On July 22, 1996 the Company acquired certain assets of the financial forms division of Deluxe Corporation for $9.2 million and incurred
$124,754 of direct acquisition costs. This acquisition was financed with a $9.0 million term loan (the 'Term Loan') with First Bank National
Association ('First Bank') with borrowings at the bank's reference rate. The acquisition consisted principally of manufacturing equipment at an appraisal value of approximately $7.3 million and goodwill. In addition, the Company continues to expand its manufacturing capacity through the acquisition of other equipment. Capital expenditures for 1996 were $1.0 million compared to 1995 expenditures of $2.0 million, exclusive of building construction cost, and $1.8 million for 1994.

LONG-TERM DEBT. The Company's long term debt consists of the $9.0 million Term Loan and the Bonds which were used to finance the construction of the new corporate headquarters and manufacturing facility in Brooklyn Park, Minnesota that the Company occupied in March 1995. The Company's obligation to repay the Bonds is collateralized by an irrevocable, direct-pay letter of credit issued by First Bank. The Term Loan and the Bonds are collateralized by the Company's property, plant and equipment, inventories and accounts receivable.
The Term Loan principal is payable from annual excess cash flow as defined in the Loan Agreement
($404,825 as of October 31, 1996) and in quarterly installments beginning July 31, 1997, with any remaining principal balance due on July 31, 2003.
Interest is payable monthly. The Bonds require annual principal payments and monthly interest payments at a variable rate based upon comparable tax- exempt issues. Both the Term Loan and the Bonds specify limits on capital expenditures and dividends. Both also specify working capital, net worth and certain financial ratios that the Company must maintain.

CASH AND CASH EQUIVALENTS. Cash provided by operations increased to $2.9 million in 1996 compared to $1.4 million in 1995 and $2.3 million in 1994. The increase in 1996 is due principally to an increase in operating income as well as an increase in non-cash depreciation and amortization expense. The Company's working capital was $5.4 million as of October 31, 1996 compared to $4.5 million as of October 31, 1995. The principal reason for the increase was that accounts receivable and inventories increased approximately
$2.0 million while accounts payable and accrued liabilities increased $1.6 million. As of October
31, 1996, accounts receivable and inventory related to the newly acquired financial forms division were approximately $1.3 million and $1.1 million respectively.

If necessary to finance operations, the Company has a $1.5 million line of credit at an interest rate equal to the bank reference rate. The Company did not have to utilize this line of credit during 1996. The Company believes its existing financing sources are adequate to fund its 1997 operations, including capital expenditures and dividend payments, and foresees no events or uncertainties that are likely to have a material impact on its liquidity. The Company expects to be able to generate sufficient cash flow from operations to avoid relying on external sources of financing beyond the financing sources already in place.

OUTLOOK

The most significant event in 1996 was the acquisition of the financial forms division of Deluxe Corporation on July 22, 1996. While part of Deluxe Corporation, this division previously generated sales of approximately $20 million annually. This acquisition has significantly increased production capacity and will have a significant impact on the Company's business going forward. In 1997, management will focus on integrating the operations, developing computer reporting systems and implementing marketing plans to improve operating efficiency between all manufacturing locations. The savings from the operating efficiencies, however, will be somewhat offset by additional costs, particularly interest expense on the Term Loan and the depreciation and amortization costs of the new operation.

The Company is not aware of any trends, events or other uncertainties that will have a significant impact on its financial condition or results of operations.

                  Northstar Computer Forms, Inc. and Subsidiary
                       Consolidated Statements of Earnings
              for the years ended October 31, 1996, 1995  and 1994


                                              1996              1995             1994
Net sales                                $   28,903,158    $   24,215,962    $  22,633,951

Cost of goods sold                           22,154,978        19,240,068       17,455,981
                                         --------------    --------------    -------------

Gross profit                                  6,748,180         4,975,894        5,177,970

Selling, general and
  administrative expenses                     4,373,094         3,072,918        3,042,747
                                         --------------    --------------    -------------

Operating income                              2,375,086         1,902,976        2,135,223
                                         --------------    --------------    -------------

Other income (expense):
      Interest expense                         (366,439)         (104,349)         (18,635)
      Gain on sale of land                                                         301,952
      Other, net, principally
      interest income                            94,409           103,831           43,247
                                         --------------    --------------    -------------
                                               (272,030)          301,434           24,612

      Earnings before income taxes            2,103,056         2,204,410        2,159,835

Provision for income taxes                      840,000           841,000          874,000
                                         --------------    --------------    -------------

      Net earnings                       $    1,263,056    $    1,363,410    $   1,285,835
                                         --------------    --------------    -------------
                                         --------------    --------------    -------------

Net earnings per common share                 $     .72         $     .78        $     .73

Weighted average common and common
equivalent shares outstanding                 1,762,681         1,750,729        1,761,699
                                         --------------    --------------    -------------
                                         --------------    --------------    -------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                  NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                            October 31, 1996 and 1995



ASSETS                                                1996             1995

Current assets:
      Cash and cash equivalents                    $  2,378,105     $  1,180,788
      Accounts receivable, net                        4,728,735        3,646,156
      Inventories                                     2,292,057        1,317,914
      Deferred income taxes                             148,796          132,481
      Other current assets                              216,280          222,147
                                                   ------------     ------------

      Total current assets                            9,763,973        6,499,486
                                                   ------------     ------------

Property, plant and equipment, net                   16,169,652        9,600,608
Notes receivable, less current portion                  990,060        1,052,238
Goodwill                                              1,959,305
Other assets                                            518,442          371,032
                                                   ------------     ------------

      Total assets                                 $ 29,401,432     $ 17,523,364
                                                   ------------     ------------
                                                   ------------     ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Current portion of long-term debt               1,029,825          200,000
      Accounts payable                                2,103,537          819,561
      Accrued liabilities                             1,249,388          934,191
                                                   ------------     ------------

      Total current liabilities                       4,382,750        1,953,752

Long-term debt, less current portion                 10,565,175        2,535,000
Deferred compensation                                   775,199          772,032
Deferred income taxes                                 1,039,773          675,458

Commitments (Notes 9 and 10)

Stockholders' equity:
      Common shares; $.05 par value, authorized
      5,000,000 shares; issued and outstanding,
      1996: 1,716,571; 1995: 1,713,896                   85,828           85,695
      Additional paid-in capital                      1,995,177        1,983,865
      Retained earnings                              10,557,530        9,517,562
                                                   ------------     ------------

      Total stockholders' equity                     12,638,535       11,587,122
                                                   ------------     ------------

      Total liabilities and stockholders' equity   $ 29,401,432     $ 17,523,364
                                                   ------------     ------------
                                                   ------------     ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                  NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
              FOR THE YEARS ENDED OCTOBER 31, 1996, 1995  AND 1994

                                                                          1996             1995             1994
Cash flows from operating activities:
  Net earnings                                                       $  1,263,056     $  1,363,410     $  1,285,835
  Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Depreciation and amortization of leasehold
  improvements                                                          1,760,197        1,397,381        1,229,483
  Goodwill amortization                                                    55,760
Provision for losses on receivables                                        63,857           11,948           43,921
  Gain on sale of land and equipment                                       (3,687)        (340,824)
  Loss on sale of marketable securities                                                                       4,757
  Changes in assets and liabilities                                      (266,996)      (1,055,057)        (241,756)
                                                                     ------------     ------------     ------------

  Net cash provided by operating activities                             2,872,187        1,376,858        2,322,240
                                                                     ------------     ------------     ------------

Cash flows from investing activities:
  Capital expenditures and equipment deposits                          (1,021,415)      (2,040,478)      (1,767,577)
  Purchase of certain assets of a division of Deluxe
   Corporation                                                         (9,324,754)
  Cash restricted for construction                                                         497,459         (800,000)
  Proceeds from sale of land and equipment                                  5,550          543,386
  Loans to officers and employees                                                                            (3,219)
  Officers and employees loan repayments                                                   134,120           21,187
  Notes receivable granted                                                (65,919)                         (300,000)
  Notes receivable repayments                                              83,137           61,424
  Sale of marketable securities                                                                             358,218
  Purchase of marketable securities                                                                         (15,000)
                                                                     ------------     ------------     ------------

   Net cash used in investing activities                              (10,323,401)        (804,089)      (2,506,391)

Cash flows from financing activities:
  Principal payments on long-term debt                                   (140,000)        (210,000)
  Borrowing on long-term debt                                           9,000,000
  Borrowings on bank line of credit                                                                         225,000
  Payments on bank line of credit                                                                          (225,000)
  Dividends paid                                                         (222,914)        (204,668)        (187,467)
  Other                                                                    11,445           37,965            6,510
                                                                     ------------     ------------     ------------

Net cash provided by (used in) financing activities                     8,648,531         (376,703)        (180,957)

Net increase (decrease) in cash and cash equivalents                    1,197,317          196,066         (365,108)

Cash and cash equivalents at beginning of year                          1,180,788          984,722        1,349,830

   Cash and cash equivalents at end of year                          $  2,378,105     $  1,180,788     $    984,722
                                                                     ------------     ------------     ------------
                                                                     ------------     ------------     ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                  Northstar Computer Forms, Inc. and Subsidiary
            Consolidated Statement of Changes in Stockholders' Equity
              for the years ended October 31, 1996, 1995  and 1994

                                                         Common Stock
                                                         --------------        Additional
                                                                  Stated       Paid-In         Retained
                                                    Shares       Capital       Capital         Earnings
                                                    ------       -------       -------         --------
Balances at October 31, 1993                      1,704,234       $85,212      $1,939,873      $7,278,123

Stock options exercised                               1,334            66           6,444

Cash dividends, $.115 per share                                                                  (196,068)

Net earnings                                                                                    1,285,835
                                                  ---------    ----------      ----------     -----------

Balances at October 31, 1994                      1,705,568        85,278       1,946,317       8,367,890

Purchase and retirement of stock                         (6)                          (45)

Stock options exercised                               8,334           417          37,593
Cash dividends, $.125 per share                                                                  (213,738)

Net earnings                                                                                    1,363,410

Balances at October 31, 1995                      1,713,896        85,695       1,983,865       9,517,562

Purchase and retirement of stock                       (389)          (20)         (2,704)

Stock options exercised                               3,064           153          14,016

Cash dividends, $.130 per share                                                                  (223,088)

Net earnings                                                                                    1,263,056
                                                  ---------    ----------      ----------     -----------

Balances at October 31, 1996                      1,716,571    $   85,828      $1,995,177     $10,557,530
                                                  ---------    ----------      ----------     -----------
                                                  ---------    ----------      ----------     -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF THE BUSINESS:

Northstar Computer Forms, Inc. and Subsidiary (the Company) designs, manufactures and markets custom business forms and financial forms with an emphasis on MICR (Magnetic Ink Character Recognition) printing. The Company's two business concentrations are Northstar Computer Forms (Northstar), which serves a five-state region with business and financial forms, and its wholly owned subsidiary, General Financial Supply, Inc. (General Financial), which provides internal bank form to a national market. Both businesses market their products principally through distributors. A sales/service force provides communication between distributors and manufacturing facilities. The Company's corporate headquarters are in Brooklyn Park, Minnesota.

REVENUE RECOGNITION:

The Company recognizes sales upon shipment of the product to the customer.

CONSOLIDATION:

The consolidated financial statements include the accounts of Northstar and General Financial. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS:

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES:

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Effective November 1, 1994, the Company changed its method of valuation of General Financial inventories from the first-in, first-out (FIFO) method to LIFO (see Note 5). Consolidated inventories, if stated at FIFO, would exceed the LIFO inventory values by approximately $316,000 and $339,000 at October 31, 1996 and 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are recorded at cost. Depreciation of the buildings and equipment are provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized on a straight-line basis generally over the term of the respective leases. Gains or losses on dispositions are included in current earnings. Major renewals or betterments are capitalized while maintenance and repairs are charged to current operations when incurred.

The Company capitalizes interest cost related to major construction projects.

GOODWILL:

During fiscal year 1996, the Company recorded goodwill in connection with its purchase of substantially all the assets of the Financial Forms Division of Deluxe Corporation (see Note 2). Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and is being amortized on a straight-line basis of 10 years.

The Company periodically assesses the recoverability of its goodwill based on anticipated future earnings and operating cash flows.

INCOME TAXES:

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense or benefit is the tax refundable or payable for the period and the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE:

Earnings per common and common equivalent share are computed using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are the result of dilutive stock options. The difference between primary and fully diluted earnings was not significant in any year presented.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relates to the determination of the allowances for uncollectible accounts receivable and obsolete inventory, components of the calculation of the deferred compensation accrual, and the need for a valuation allowance for deferred tax assets.

2.  ACQUISITION:

In July 1996, the Company purchased substantially all of the assets of the Financial Forms Division of Deluxe Corporation (the Acquisition) for $9,324,754 in cash. The purchase price consisted of $9,000,000 borrowed from a bank under a term loan agreement (see Note 9) and $200,000 of the Company's own funds paid to Deluxe Corporation. The Company incurred $124,754 of direct acquisition costs related to the Acquisition. The assets acquired consist principally of plant and equipment which were used by Deluxe Corporation to manufacture internal bank forms. The Company intends to continue to use the assets to manufacture internal bank forms which is the same product manufactured by the Company's subsidiary, General Financial.
The Company recorded goodwill of $2,015,065 in connection with the Acquisition.

The financial results attributable to the Acquisition are included in the Consolidated Statement of Earnings for the period from the acquisition date through October 31, 1996. The unaudited financial results of operations on a pro forma basis as though the Acquisition occurred as of November 1, 1994, are as follows:

                                                 FISCAL YEARS (UNAUDITED)
                                               ----------------------------
                                                   1996            1995

Net sales                                      $ 43,650,175    $ 45,308,195
Net earnings                                      1,773,502       1,773,490

Net earnings per common share                         $1.01           $1.01

3.  SELECTED BALANCE SHEET INFORMATION:

The following provides additional information concerning selected balance sheet accounts at October 31, 1996 and 1995:

                                                     1996            1995
Accounts receivable:
Accounts receivable                               $  4,872,735    $  3,733,535
  Allowance for doubtful accounts                     (144,000)        (87,379)
                                                  ------------    ------------
                                                  $  4,728,735    $  3,646,156
                                                  ------------    ------------
                                                  ------------    ------------
Other current assets:
      Income taxes receivable                                           91,175
      Current portion of notes receivable              101,436          56,476
      Prepaid expenses                                 114,844          74,496
                                                  ------------    ------------
                                                  $    216,280     $   222,147
                                                  ------------    ------------
                                                  ------------    ------------
Property, plant and equipment, net:
  Land                                            $    109,626     $   109,626
  Buildings                                          3,481,423       3,478,048
  Machinery and equipment                           22,370,207      14,717,471
  Furniture and fixtures                             1,396,381         851,494
  Automobiles                                          306,830         224,677
  Leasehold improvements                                66,313          66,313
                                                  ------------    ------------

                                                    27,730,780      19,447,629
Accumulated depreciation and amortization          (11,561,128)     (9,847,021)
                                                  ------------    ------------
                                                   $16,169,652     $ 9,600,608

Accrued liabilities:
Payroll and bonuses                                    355,064         249,247
      Vacation                                         220,005         163,111
      Profit sharing                                   192,856         193,227
      Real estate taxes                                231,848         149,748
      Dividends                                        111,578         111,404
      Other                                            138,037          67,454
                                                  ------------    ------------

                                                  $  1,249,388     $   934,191
                                                  ------------    ------------
                                                  ------------    ------------

4.  SUPPLEMENTAL CASH FLOW INFORMATION:

Changes in assets and liabilities:

                                                 1996               1995              1994
  Accounts receivable                        $ (1,146,436)       $  (720,069)      $  (470,386)
  Inventories                                    (974,143)          (197,223)          (33,152)
  Other assets                                    (96,583)          (227,003)         (130,704)
  Accounts payable                              1,283,976             30,237            28,077
  Accrued liabilities                             269,662           (177,123)          247,198
  Deferred income taxes                           348,000            157,000           100,000
  Deferred compensation                            48,528             79,124            17,211
                                             ------------        -----------       -----------
                                             $   (266,996)       $(1,055,057)      $  (241,756)
                                             ------------        -----------       -----------
                                             ------------        -----------       -----------
Cash paid during the year for:
Interest, net of amount capitalized of
      $76,497 and $19,868 in 1995 and
      1994, respectively                     $    357,948        $   112,763       $    10,151
    Income taxes                                  384,105            779,405           763,225

In 1995, noncash investing and financing activities consisted of the following:

     Costs of $2,784,509 related to the construction of the Company's new corporate headquarters and manufacturing facility were paid through draws from cash restricted for construction (see Note 6).

     The Company's previous corporate headquarters and manufacturing facility was exchanged for a $800,000 note receivable from the general contractor of the new facility (see Note 6).

In 1994, noncash investing and financing activities consisted of the following:

     Proceeds from the issuance of Variable Rate Demand Industrial Revenue Bonds of $2,945,000 (see Note 9) were deposited directly in a restricted cash account maintained with a trustee.

     Costs of $463,032 related to the construction of the Company's new corporate headquarters and manufacturing facility were paid through draws from cash restricted for construction (see Note 6).

5.   CHANGE IN METHOD OF ACCOUNTING FOR INVENTORIES:

Effective November 1, 1994, the Company changed its method of valuing its General Financial inventories from the FIFO method to the LIFO method. This change was made to match current costs with current revenues more closely. The effect of the change resulted in a reduction in net income of approximately $55,000 or $0.03 per common share in fiscal year 1995. The cumulative effect of this change on retained earnings at the beginning of fiscal year 1995 is not determinable, nor are the pro forma effects of retroactive applicatio of LIFO to prior years.

6.   CONSTRUCTION OF CORPORATE HEADQUARTERS AND MANUFACTURING FACILITY:

During fiscal year 1995, construction of the Company's corporate headquarters and manufacturing facility was completed and its previous facility was sold. In connection with the transaction, the Company entered into an agreement with the general contractor and an intermediary in which the Company exchanged its previous facility with the general contractor as partial consideration for the new facility. In consideration for the previous facility, the Company and the general contractor entered into a $800,000 long-term note agreement (see Note
7). The transaction was accounted for as a nonmonetary exchange transaction such that no gain was recognized by the Company upon the exchange.

Proceeds from the issuance of Variable Rate Demand Industrial Development Revenue Bonds of $2,945,000 (see Note 9), as well as the Company's escrow deposit of $800,000 during fiscal year 1994, were restricted for the payment of construction costs associated with the Company's new corporate headquarters and manufacturing facility. Cash restricted for construction was invested in highly liquid investments. In fiscal year 1995, the remaining cash restricted for construction of $497,459 after the payment of all construction costs was released to the Company.

7.   NOTES RECEIVABLE:

Notes receivable consisted of the following at October 31, 1996 and 1995:

                                                                           1996             1995


 Brooklyn Park Economic Development Authority Tax Increment
    Financing Note, interest at 9.5%, payable in semi-annual
    installments ranging from $21,940 to $48,889 beginning
     August 1996, with remaining principal and interest payment
     due August 2001.                                                 $   295,217      $  300,000

Note receivable, interest at 8%, payable in equal monthly
     installments of $9,751 beginning August 1995, with
     remaining principal and interest payment due August 2005.
     Collateralized by the Company's previous corporate
     headquarters and manufacturing facility.                             684,488         763,204

 Other, mainly customers, with various terms                              111,791          45,510
                                                                      -----------      ----------
                                                                        1,091,496       1,108,714
Less current portion, included in other current assets                   (101,436)        (56,476)
                                                                      -----------      ----------
                                                                      $   990,060      $1,052,238
                                                                      -----------      ----------
                                                                      -----------      ----------

Management believes that the carrying value of its notes receivable as of October 31, 1996, approximates its fair value.

8.   BANK LINE OF CREDIT:

In July 1996, the Company entered into a Revolving Credit agreement (Agreement) with a bank in connection with a term loan (see Note 9) and the Acquisition (see Note 2). Under this Agreement, the Company may borrow up to $1,500,000 at an interest rate which would vary based upon the prime interest rate. The Company would have the option to convert the variable interest rate on all or a portion of these borrowings to a fixed rate determinable at the date of conversion upon notification to the bank. Collateral for borrowings under this Agreement, as well as the related covenants, are the same as the term loan the Company entered into during July 1996 (see Note 9). There were no borrowings under this Agreement during fiscal year 1996.

The Company had a line of credit in fiscal years 1994 and 1995 which was replaced by the revolving line of credit described above.

9.   LONG-TERM DEBT:

Long-term debt consisted of the following at October 31, 1996 and 1995:

                                              1996            1995

     Revenue Bonds                       $  2,595,000     $ 2,735,000
     Term Loan                              9,000,000
                                         ------------     -----------

                                           11,595,000       2,735,000

     Less current portion                  (1,029,825)       (200,000)
                                         ------------     -----------

                                         $ 10,565,175     $ 2,535,000
                                         ------------     -----------
                                         ------------     -----------
REVENUE BONDS:

In August 1994, the Company received proceeds of $2,945,000 from the issuance of Variable Rate Demand Industrial Development Revenue Bonds (Revenue Bonds) in connection with the construction of the Company's new corporate headquarters and manufacturing facility. The Revenue Bonds require annual principal payments ranging from $250,000 to $335,000 through fiscal year 2004 and bear interest at an interest rate which varies based upon comparable tax-exempt issues, but not to exceed 12%. The interest rate at October 31,1996, was 3.9%. The Company has an option to convert the variable interest rate on these bonds to a fixed interest rate determinable at the date of conversion upon notification to the trustee. The Revenue Bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the Revenue Bonds.

The Company's outstanding letter of credit expires in August 1997 and is collateralized by its corporate headquarters and manufacturing facility, inventories and accounts receivable. The letter of credit agreement, among other things, requires the Company to not exceed capital expenditures ranging from $1,000,000 to $1,400,000 from fiscal year 1997 until the Revenue Bonds have been fully paid, maintain certain minimum net worth requirements, meet certain leverage and cash flow ratios, as well as limit cash dividends to a maximum amount.

During fiscal year 1996, the Company was in violation of a certain covenant pursuant to the Revenue Bond agreement with the bank. The Company received a waiver of the covenant violation from the bank.

TERM LOAN:

In July 1996, the Company entered into a term loan (Term Loan) with a bank for $9,000,000 in connection with the Acquisition (see Note 2). The Term Loan is collateralized by substantially all the Company's assets and requires quarterly principal payments beginning in July 1997, ranging from $187,500 to $262,500 through April 2003 with the remaining principal amount to be paid in July 2003. The Term Loan bears interest at an interest rate which varies based upon the prime interest rate. The prime interest rate at October 31, 1996, was 8.26%. Also, the Term Loan agreement requires excess cash, as defined in the agreement, as well as the net proceeds on any sale of stock be used to make principal payments on the Term Loan. Accordingly, due to the excess cash provision, the Company recorded an additional $404,825 as a current liability in addition to its scheduled principal payments under the Term Loan agreement. The Company has an option to convert the variable interest rate on all or a portion of the Term Loan to a fixed interest rate determinable at the date of conversion upon notification to the bank.

The Term Loan agreement, among other things, requires the Company to not exceed capital expenditures ranging from $1,000,000 to $1,400,000 from fiscal year 1997 until the Term Loan and related revolving line of credit (see Note
8) have been fully paid, maintain certain minimum net worth requirements, meet certain current and cash flow ratios, as well as limit cash dividends and lease payments to maximum amounts.

During fiscal year 1996, the Company was in violation of a certain covenant pursuant to the Term Loan agreement with the bank. The Company received a waiver of the covenant violation from the bank.

Aggregate maturities of long-term debt are as follows:

     Fiscal Year

          1997                                         $     1,029,825
          1998                                               1,235,000
          1999                                               1,385,000
          2000                                               1,385,000
          2001                                               1,385,000
     Thereafter                                              5,175,175
                                                             ---------
                                                       $    11,595,000

Management believes that the carrying value of its long-term debt as of October 31, 1996, approximates its fair value.

10.  OPERATING LEASES:

The Company leases certain buildings under four separate operating lease agreements requiring monthly payments in addition to real estate taxes, insurance and maintenance costs. The Company has the option to extend the lease term upon expiration of one of the current leases. Future minimum payments under operating lease agreements with noncancellable terms as of October 31, 1996, are $315,598 and $9,750 for fiscal years 1997 and 1998, respectively.

Rent expense was $221,328, $194,493 and $116,692 in fiscal years 1996, 1995 and
1994, respectively, exclusive of real estate taxes, insurance and maintenance expense.

11.  INCOME TAXES:

     The provision for income taxes consisted of the following:

                                               FISCAL YEARS
                               -------------------------------------------
                                  1996             1995            1994


 Currently payable:
     Federal                   $ 414,000        $ 573,000       $ 641,000
     State                        78,000          111,000         133,000
                               ---------        ---------       ---------

                                 492,000          684,000         774,000
                               ---------        ---------       ---------
 Deferred:
     Federal                     298,000          136,000          72,000
     State                        50,000           21,000          28,000
                               ---------        ---------       ---------

                                 348,000          157,000         100,000
                               ---------        ---------       ---------

                               $ 840,000        $ 841,000       $ 874,000
                               ---------        ---------       ---------
                               ---------        ---------       ---------

The actual provision for income taxes differs from the "expected" amounts computed by applying the U.S. federal corporate tax rate of 34% to earnings before income taxes for the years ended October 31, 1996, 1995 and 1994, respectively, as follows:

                                                                 FISCAL YEARS
                                                     -------------------------------------------
                                                        1996             1995            1994
Computed "expected" provision for income taxes       $ 715,000        $ 749,500       $ 734,300
State income taxes, net of federal tax effect           51,500           73,300          87,800
Other net                                               73,500           18,200          51,900
                                                     ---------        ---------       ---------

      Actual provision for income taxes              $ 840,000        $ 841,000       $ 874,000
                                                     ---------        ---------       ---------
                                                     ---------        ---------       ---------

The approximate effects of temporary differences that gave rise to deferred tax balances at October 31, 1996 and 1995, are as follows:

                                                            1996        1995


 Deferred tax assets:
   Accounts receivable allowance for doubtful accounts  $   57,600  $   41,529
   Inventories                                                           1,000
   Accrued liabilities                                      92,802      56,902
   Deferred compensation                                   336,357     283,029
                                                        ----------  ----------
 Total deferred tax assets                                 486,759     382,460

 Deferred tax liabilities:
   Accelerated depreciation                             (1,108,938)   (669,403)
   Investment in limited partnership                      (268,798)   (256,034)
                                                        ----------  ----------
 Total deferred tax liabilities                         (1,377,736)   (925,437)
                                                        ----------  ----------
 Net deferred tax liabilities                           $ (890,977) $(542, 977)
                                                        ----------  ----------
                                                        ----------  ----------

The Company has not recorded a valuation allowance as of October 31, 1996 and 1995, related to its deferred tax assets as management believes no such allowance is necessary.

12.  PROFIT-SHARING AND BONUS PLANS:

The Company has a profit-sharing and 401(k) plan covering substantially all full-time employees of Northstar and General Financial. Contributions are determined based upon a profitability formula approved by the Company's Board of Directors, but are not to exceed 15% of the salary and wages paid to the participants for the year. Vesting of benefits occurs at a rate of 20% for each year of service, commencing after the second full year of service. Vested benefits allocated to the employees' accounts are payable upon retirement, death or earlier termination in a lump sum or installments. Company expense under the plan was $192,856, $193,227 and $208,224 in fiscal years 1996, 1995 and 1994, respectively.

The Company also has a bonus plan for certain key salaried employees. Bonuses are determined in part based on a profitability formula approved by the Company's Board of Directors and in part at the Board of Directors' discretion. Company expense under the plan was $149,027, $168,886 and $205,317 in fiscal years 1996, 1995 and 1994, respectively.

13.  DEFERRED COMPENSATION:

     The Company has deferred compensation plans for certain key employees calling for periodic payments ranging from ten to fifteen years at retirement or death of such employees. Deferred compensation expense, based on the present value of such compensation, was $65,114, $101,691 and $57,874 in fiscal years 1996, 1995 and 1994, respectively.

14.  STOCK OPTIONS:

     The Company has certain stock incentive and option plans which provide for grants of stock options. Options are granted at prices not less than the fair market value at the date of grant. Options become exercisable generally over a five- to ten-year period or based on the discretion of the Company's Board of Directors, but in no event earlier than six months following the date of grant.

     The following is a summary of stock option activity with respect to the stock incentive and option plans:

                                              Option                    Options
                                              Price Per     Options    Available
                                              Share       Outstanding  for Grant

  Balance at October 31, 1993                $3.75 - $6.63   184,802   124,090

  Exercised                                          $4.88    (1,334)
  Granted                                            $6.00     6,667    (6,667)
  Expired                                            $4.88    (1,333)
                                                             -------

  Balance at October 31, 1994                $3.75 - $6.63   188,802   117,423

  Authorization of additional stock options                             33,335
  Exercised                                  $4.50 - $4.88    (8,334)
  Canceled                                   $3.75 - $6.63   (30,733)   30,733
  Granted                                            $7.25    47,867   (47,867)
  Expired                                            $4.50    (6,334)
                                                             -------

  Balance at October 31, 1995                $4.50 - $7.25   191,268   133,624

  Exercised                                          $4.88    (9,333)
  Canceled                                           $7.25    (2,400)    2,400
  Granted                                    $7.00 - $8.50    54,667   (54,667)
  Expired                                            $5.63    (1,333)
                                                             -------

  Balance at October 31, 1996                $4.50 - $8.50   232,869    81,357
                                                             -------   -------
                                                             -------   -------

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company intends to follow the option that permits entities to continue to apply current accounting standards to stock-based employee compensation arrangements. Effective with year-end 1997 reporting, the Company will disclose pro forma net income and earnings per share amounts as if Statement No. 123 accounting were applied to the Company's stock compensation programs.

15.  STOCKHOLDERS' EQUITY:

The Company has 200,000 shares of authorized, nonvoting preferred stock that to date have not been issued. The terms of the preferred stock will be finalized and approved by the Board of Directors prior to issuance.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgments under the existing circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
     The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. These systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the cost of the systems does not exceed the benefits obtained.
     The role of independent accountants is to render an independent, professional opinion of management's consolidated financial statements to the extent required by generally accepted auditing standards.

Roger T. Bredesen                      Mary Ann Morin
Chief Executive Officer                Chief Financial Officer

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS NORTHSTAR COMPUTER FORMS, INC.:

We have audited the consolidated balance sheets of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

As described in Note 5 to the consolidated financial statements, effective November 1, 1994, the Company changed its method of accounting for inventories.

                                 Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
January 22, 1997

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of the shareholders of Northstar Computer Forms, Inc. will be held Thursday, April 3, 1997 at 3:30 p.m. at the Minneapolis Athletic Club, 615 Second Avenue South, Minneapolis, Minnesota 55402.

FORM 10-KSB

A copy of the Form 10-KSB Report filed with the Securities and Exchange Commission by the Company may be obtained without charge by written request to:
Mary Ann Morin, Northstar Computer Forms, Inc., 7130 Northland Circle North, Brooklyn Park, MN 55428-1530.

INDEPENDENT ACCOUNTANTS                 TRANSFER AGENT
Coopers & Lybrand L.L.P.                Norwest Bank Minnesota
650 Third Avenue South                  Stock Transfer
Minneapolis, MN 55402                   P.O. Box 64854
                                        St. Paul, MN 55164-0854
CORPORATE OFFICES                       1-800-468-9716
7130 Northland Circle North
Brooklyn Park, MN 55428-1530            LEGAL COUNSEL
612-531-7340                            Parsinen, Bowman, Kaplan & Levy
                                        100 South Fifth Street
                                        Suite 1100
                                        Minneapolis, MN 55402


                     QUARTERLY FINANCIAL INFORMATION
                      (Unaudited and not reviewed)

Fiscal Year 1996                 1st Qtr,    2nd Qtr,    3rd Qtr,    4th Qtr,
                                 Jan. '96    Apr. '96    July '96    Oct. '96
                                ----------  ----------  ----------  -----------
Sales                           $5,603,897  $5,922,005  $6,077,608  $11,299,648
Earnings before taxes              125,736     255,707     305,940    1,415,673
Provision for income taxes          43,000     105,500     127,500      564,000
Net earnings                        82,736     150,207     178,440      851,673
Earnings per share                     .05         .09         .10          .48
Depreciation and amortization      378,150     375,820     402,388      659,599


Fiscal Year 1995                 1st Qtr,    2nd Qtr,    3rd Qtr,    4th Qtr,
                                 Jan. '95    Apr. '95    July '95    Oct. '95
                                ----------  ----------  ----------  -----------
Sales                           $5,945,875  $5,884,092  $6,108,910  $6,277,085
Earnings before taxes              445,219     649,980     496,959     612,252
Provision for income taxes         178,000     260,000     199,000     204,000
Net earnings                       267,219     389,980     297,959     408,252
Earnings per share                     .15         .22         .17         .24
Depreciation and amortization      309,136     324,116     355,746     408,383

COMPANY PRODUCTS:

      Custom/Financial Forms            Internal Bank Forms

      Custom Security Documents         Cash Tickets
      Continuous Business Forms         General Ledger Forms
      Unit Set Business Forms           Custom Bank Forms
      Short-Run Continuous Forms        Official Checks
      Money Orders                      Control Documents
      Official Financial Forms          Teller Receipts and Envelopes
      Cut-Sheet Forms


COMPANY OPERATING LOCATIONS:

Northstar Computer Forms, Inc.          Northstar Financial Forms
7130 Northland Circle North             2341 St. Croix Street
Brooklyn Park, MN 55428                 Roseville, MN 55113
800-765-6787                            800-328-9600
FAX: 612-535-5671                       FAX: 612-638-5237

General Financial Supply                General Financial Supply
321 11th Street                         213 B Dry River Road
P.O. Box 179                            P.O. Box 105
Nevada, IA 50201                        Bridgewater, VA 22812
800-759-4374                            800-333-6167
FAX: 515-382-2414                       FAX: 703-828-6176

Wisconsin Business Forms                Western Financial Suppliers
6580 North Industrial Road              6160 West 55th Avenue
Milwaukee, WI 53223                     Arvada, CO 80002
800-333-9472                            800-288-1223
FAX: 414-358-1894                       FAX: 303-467-0701