Form 10KSB40, Exhibit 13
period 1997-10-31
NORTHSTAR COMPUTER FORMS INC/MN
filed 1998-01-29
CIK 873082

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



BUSINESS HIGHLIGHTS - 1997

-    Thirty-fifth (35th) anniversary of the Company in September.

-    Record year - 60% increase in sales and 228% increase in net earnings.

-    Completed 10,000 sq. ft. addition to Iowa facility.

-    Introduced new technology to produce airline forms (OCR-B) and Scan Forms
     (OMR).

- Implemented new software (Star System) and hardware at Northstar Financial Forms in August.

- Introduced new marketing materials for the Company's line of security documents.

-    Published Disaster Recovery Plan and revised new Employee Handbook.

-    Installed and expanded financial envelope printing capacity.

-    Invested over $2 million in capital equipment.


1 Front Cover

                              KEY FINANCIAL HIGHLIGHTS

Year Ended October 31              1997           1996           % Change

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 RESULTS OF OPERATIONS (In thousands)
   Net Sales                     $46,277        $28,903             60
   Operating Income                7,298          2,375            207
   Net Earnings                    4,136          1,263            228

 FINANCIAL CONDITION (In thousands)
   Total Assets                  $33,325        $29,401             13
   Stockholders' Equity           16,766         12,639             33
             Working Capital       7,214          5,381             34
     Weighted Average Shares       1,842          1,763              4

 PER SHARE DATA
   Net Earnings                  $  2.25         $  .72            213
   Dividends Declared                .165           .13             27
   Stockholders' Equity             9.10           7.16             27

 KEY RATIOS AND OTHER DATA
   Current Ratio                     2.0            2.2
   Long-Term Debt-to-
      Capitalization               30.4%          45.5%
   Gross Profit on Sales           33.3%          23.3%
   Return on Average Equity        28.1%          10.4%
   Return on Net Sales, Pretax     14.3%           7.3%
   Number of Employees               535            495


                                    [SALES GRAPH]

SALES (DOLLARS IN MILLIONS)
---------------------------
          1992      1993      1994      1995      1996      1997
          19.4      20.0      22.6      24.2      28.9      46.3

                                 [NET EARNINGS GRAPH]

NET EARNINGS (DOLLARS IN MILLIONS)
----------------------------------
          1992      1993      1994      1995      1996      1997
           1.1       1.4       1.3       1.4       1.3       4.1

                               [WORKING CAPITAL GRAPH]

WORKING CAPITAL (DOLLARS IN MILLIONS)
-------------------------------------
          1992      1993      1994      1995      1996      1997
           4.0       3.9       3.4       4.5       5.4       7.2

                             [STOCKHOLDERS' EQUITY GRAPH]

STOCKHOLDERS' EQUITY (DOLLARS IN MILLIONS)
------------------------------------------
          1992      1993      1994      1995      1996      1997
           8.1       9.3      10.4      11.6      12.6      16.8

Dear Fellow Stockholders,

Northstar employees provided shareholders with exceptional new records in sales and earnings for fiscal 1997. With the record levels came strength for future growth and industry leadership. Much of the year's success was attributed to three factors: (1) the integration and performance of Northstar Financial Forms,
(2) the best performance in five years of the business forms and security document segments, and (3) the increase in General Financial internal bank forms business from supportive distributors.

Our performance began with a 60.1 percent increase in sales from $28,903,158 to $46,277,461. Net profit was more impressive with an increase of 227.5 percent from $1,263,056 to $4,135,922. Primary earnings per share were $2.25 compared to $ .72 in fiscal 1996. Stockholder's equity increased 32.7 percent from $12,638,535 to $16,765,854. It was the year when all sectors contributed and established the strength for success in 1998.

In order to understand the Company's focus and competitive advantages, shareholders, employees, and customers must share an understanding of our culture and business philosophy. In the simplest of terms, Northstar focuses on two main product areas: internal bank forms and security documents. We have the leadership position in both niches. Being the best provider in these areas requires innovation, competitive strategy, a willingness to LISTEN to the customer, and a desire to CHANGE in order to meet customer requirements.

Our philosophy encompasses three critical areas of focus:

1. DOING BUSINESS WITH NORTHSTAR MUST BE EASY FOR OUR CUSTOMERS. We do this by creating ways to receive, process and bill customer's orders better than our competition. Examples are on-line order entry from the bank branch level, customer service handled by one phone call, efficient processing at one of six regional plants, and a variety of billing methods tailored to the customer's computer and tracking systems. New software was introduced in 1997 to make this possible.

2. BEING THE LOW COST PROVIDER OF PRODUCTS AND SERVICES. In situations where price is the deciding factor, we can fulfill this requirement because we have equipment specifically engineered and built for our product lines. The annual capital equipment expenditures give our employees the tools to be efficient and to provide lower costs. Our forms management services adds the features of warehousing and distribution for customers where inventories are essential for their operational effectiveness.

3. STAYING ON THE LEADING EDGE OF TECHNOLOGY TO PROVIDE INNOVATIVE SOLUTIONS. The practice of pushing the technology envelope is routine at Northstar. We were the first forms printer to use laser image setting technology in North America in 1982. In 1993, we pioneered the use of computer design direct to metal plate technology for forms. Presently, we are developing variable text on-demand printing of very short run MICR and bar-code technology. The process enables our customers to get same day service on letter checks, gift certificates, and forms requiring complex numbering requirements.

We believe that our practice of being easy to do business with, being the low cost producer, and being willing to stay on the leading edge of technology has and will serve our customers, employees, and shareholders well.

We appreciate your support as we enjoy the challenges and opportunities of 1998.




    Roger T. Bredesen                       Kenneth E. Overstreet
    Chief Executive Officer                 President


                                      [PICTURE]

CUSTOMER RELATIONSHIPS - MARKET SUPPORT

Northstar supports multiple distribution channels in its different business areas, providing flexibility to serve customer needs. The channels include distributors, business partners and other printers. While addressing the extensive servicing requirements of major banks, Northstar also focuses on the needs of smaller customers. Working through its channels, Northstar provides a variety of market support services for customers.

- FORMS MANAGEMENT. Northstar provides this comprehensive service option (typically to large banks) by assuming direct responsibility for the fulfillment process from order through invoice. This includes the ordering process itself, the warehousing of inventory on- or off-site, the rapid shipment of orders and billing according to client requirements. A large bank using forms management can assume that every branch and operating unit will have a constant supply of all required forms and materials. The bank will also be able to track exactly where its forms budget is being spent by cost center.

- SUMMARY BILLING. This form of invoicing, available in electronic or paper versions, creates a single "summary" statement with usage broken out to the level of detail requested by the customer. An operations manager of a large bank, by monitoring the summary invoice, can tell which forms are being used in each cost center.

- PICK AND PACK. Using the Pick and Pack service provided by Northstar, a customer can achieve economies of scale not available when ordering in small quantities. The pick and pack customer maintains a three to six month inventory of forms at Northstar. Upon request, Northstar "picks" from the customer's inventory whatever forms are requested, "packs" them and ships them wherever specified with 24 hours.

- CONTINGENCY CUSTOMER SERVICE. With a major investment in production equipment in six manufacturing plants around the country, Northstar has the capacity to cover customers' peak demand periods, bank conversions and other extraordinary requirements, regardless of when they occur. A Northstar-supported bank conversion means a quick changeover of all forms and documents in a manner transparent to bank customers. Northstar successfully supported seven major bank conversions in 1997.

-   SECURESTAR.   To support customers in selecting appropriate features in
    their documents, Northstar created the SecureStar system in 1997. Using this approach, customers can select from over 30 security options in paper and ink, as well as numbering and printing techniques, that help them avoid fraudulent use or copying of documents. In essence, SecureStar enables the customer to choose specific security features from a menu for the appropriate level of protection and at a suitable cost for the application.

                                       [MAP]

Brooklyn Park, Minnesota - NORTHSTAR COMPUTER FORMS (NCF)

-   Corporate Headquarters
-   Business/Financial Forms
-   Laser Cut Sheets


Roseville, Minnesota - NORTHSTAR FINANCIAL FORMS (NFF)

-   Internal Bank Forms
-   Forms Management
-   Financial Forms


Milwaukee, Wisconsin - WISCONSIN BUSINESS FORMS (WBF)

-   Business Forms
-   Laser Cut Sheets


Nevada, Iowa - GENERAL FINANCIAL SUPPLY (GFS - IA)

-   Internal Bank Forms


Bridgewater, Virginia - GENERAL FINANCIAL SUPPLY (GFS - VA)

-   Internal Bank Forms


Denver, Colorado - GENERAL FINANCIAL SUPPLY (GFS - CO)

-   Internal Bank Forms

THE TECHNOLOGY INVESTMENT - CUTTING-EDGE RESOURCES, MULTIPLE APPLICATIONS

Through on-going investment in its people and systems, Northstar has developed expertise in multiple technologies with application across its business areas and product lines. Long a leader in MICR technology, Northstar guarantees a
99.9 percent reliability in financial forms such as cash tickets, general ledger forms, process control documents, and official checks. Northstar has built on this technology base to offer customers more product offerings, more support choices, greater ease-of-use and overall greater value.

VARIABLE IMAGE PRINTING. Through investment last year in a 4635MX, the most advanced variable image processor from Xerox, Northstar positioned itself to address the emerging market of on-demand MICR printing with individualized content. The MX provides the rapid print rate of 135 pages per minute, with resolution indistinguishable from offset printing. With this capability, Northstar addresses the need for mass customization in gift certificates, redemption checks and other applications in the direct mail market. Variable image printing is also ideal for multiple, short runs of complex documents such as business checks, general ledger tickets, and letterchecks. When a long-distance phone carrier was planning a major direct-mail promotion in 1997, Northstar met the challenge through the MX by printing individualized letterchecks, providing new subscribers $25 to be spent at a national brand store.

SECURITY. Northstar has become a leader in the field of security features in financial forms and negotiable documents through the implementation of a variety of technologies. Northstar's advanced security features prevent checks from being counterfeited through the use of computer scanners and color copies, or from being fraudulently altered using chemical solvents or erasure.

- Modulus numbering gives each Northstar check a unique number in a specified pattern that cannot be replicated.
-   Thermochromatic ink changes appearance when the temperature is increased.
- Fluorescent fibers and security threads embedded in the paper are not available to counterfeiters.
- Through void pantographs, the word "void" appears when the document is copied.
- Chemically reactive paper clearly shows any attempt to use solvents for erasure.
-   Laser-treated paper that makes it difficult to remove toner from documents.
- The three-dimensional graphic of a hologram cannot easily be replicated by counterfeiters.
- Fluorescent inks used in Northstar documents can be seen only under ultraviolet light.
-   Specialty papers including watermarks and security threads.

ELECTRONIC ORDERING/ELECTRIC COMMERCE. For the customer, on-line ordering is as easy as point-and-click on the computer screen. For Northstar, the system means accurate order entry directly by customers and efficient invoicing via the same system. Underlying this easy-to-use system is sophisticated communication technology called Electronic Data Interchange (EDI), using ANSI-standard transmission protocols.

COMPUTER-TO-PLATE COMPOSITION. Northstar designers create documents on their computer screens using state-of-the-art graphics software. Next, designs proofs are transmitted electronically to customers for approval or modification. Then, advanced laser pre-press systems etch the printing plate directly from the computer file without any photographic processes or film.

IMAGE PROCESSING. For banks, image processing means high-speed and lower costs in the processing of massive quantities of paper documents. Industry experts see image processing as one of the most important innovations in banking since MICR and believe it will be part of the industry standard in a few years. Image processing has the critical advantage of allowing banks to process the paper documents electronically rather than sending the document throughout the entire check clearing system.

- Image processing reads documents at a speed of up to 2,400 images per hour, nearly double the rate of standard MICR processing.
- Image processing has flexibility, allowing machine recognition of OCR (Optical Character Recognition) data, hand-printed data and machine printed data.

For Northstar, the trend toward image processing is a positive development. The printing accuracy and multiple colors required by image processing raise the competitive bar in financial forms printing. Northstar adds value through its investment in advanced document printing systems as well as its expertise in guiding customers in their image processing needs. The Company presented 32 customer training programs for image processing in 1997.

- Through association with the top image-processing equipment manufacturers, Northstar had developed the knowledge and experience to design forms that work with the hardware and software used by most major banks.
- Northstar forms are designed to work in the full spectrum of specification in terms of length, width, print contrast and type of paper.
- Northstar forms provide the required identification of document type through unique MICR encoding.

                              Northstar Computer Forms
                                   FINANCIAL DATA


YEAR ENDED, OCTOBER 31:
RESULTS OF OPERATIONS             1997           1996           1995           1994           1993           1992
  ----------------------------------------------------------------------------------------------------------------
  Net Sales                 $46,277,461    $28,903,158    $24,215,962    $22,633,951    $20,019,575     $19,370486
  Gross Profit               15,417,187      6,748,180      4,975,894      5,177,970      4,652,286      4,602,740
  Operating Income            7,298,492      2,375,086      1,902,976      2,135,223      1,697,710      1,778,169
  Net Earnings                4,135,922      1,263,056      1,363,410      1,285,835      1,374,657      1,100,380
  Cash Flow/Ops               5,833,641      2,872,187      1,376,858      2,322,240      2,076,189      2,006,162

  FINANCIAL CONDITION
  ----------------------------------------------------------------------------------------------------------------
  Total Assets              $33,324,874    $29,401,432    $17,523,364    $16,499,238    $12,042,847    $11,021,136
  Working Capital             7,214,439      5,381,223      4,545,734      3,357,561      3,935,416      3,977,305
  Current Ratio                     2.0            2.2            3.3            2.6            3.4            3.1
  Long Term Debt              7,330,550     10,565,175      2,535,000      2,795,000              -              -
  Stockholders' Equity       16,765,854     12,638,535     11,587,122     10,399,485      9,303,208      8,108,402

  KEY  RATIOS ANALYSIS
  ----------------------------------------------------------------------------------------------------------------
  Gross Profit                     33.3%          23.3%          20.6%          22.9%          23.2%          23.8%
  Operating Income                 15.8            8.2            7.9            9.4            8.4            9.2
  Net Earnings                      8.9            4.4            5.6            5.7            6.9            5.7
  Return on Equity                 28.1           10.4           12.4           13.0           15.7           14.4
  L-T Debt to Capitalization       30.4           45.5           18.0           21.2            -         -

  PER SHARE DATA
  ----------------------------------------------------------------------------------------------------------------
  Book Value                     $  9.10        $  7.16        $  6.62        $  5.90        $  5.33        $  4.69
  Net Earnings                      2.25            .72            .78            .73            .79            .64
  Dividends                          .165           .13            .125           .115           .105           .10
  Weighted Average
  Outstanding Shares            1,842,142     1,762,681       1,750,729      1,761,699      1,744,818     1,727,259
  ----------------------------------------------------------------------------------------------------------------


STOCK INFORMATION/REGISTER

The Company's common stock is traded under the symbol NSCF on the NASDAQ National Market. As of January 16, 1998, the approximate number of stockholders was 900 and holders of record 275. The following table sets forth the range of high and low quotations per share for 1997 and 1996. In 1997 and 1996 the Company declared dividends of $ .165 per share and .13 per share, respectively.

Future dividends are restricted to a maximum of 20 percent of consolidated net income under the Company's term loan agreement. (See Note 9 to Consolidated Financial Statements.)

          1997 Quarter        High          Low      Close
          ------------        ----          ---      -----
               1st           20.50         8.25      11.50
               2nd           13.87        10.00      11.00
               3rd           17.50        11.50      17.00
               4th           18.25        14.25      17.25
        Present 1-16-98      21.50        21.50      21.50

          1996 Quarter       High          Low      Close
          ------------       ----          ---      -----
               1st           8.00         6.75       8.00
               2nd           7.13         6.95       6.75
               3rd           9.50         6.75       9.06
               4th           8.75         8.00       8.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INTRODUCTION

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and footnotes which appear elsewhere in this Report.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers that statements contained herein, other than historical data, may be forward-looking and subject to risks and uncertainties. The following important factors could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company:

     - Inability to successfully complete the integration of the new software system within all internal bank forms production facilities.

     -    Loss of a major customer due to bank consolidations or other reasons.

     - Rise in paper prices which outpaces the Company's ability to pass the increase onto its customers.

     -    Technological obsolescence.

     -    Competition from large national manufactures of internal bank forms.

The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of earnings as a percentage of net sales and the percentage changes of the dollar amounts of such items as compared with the prior period.

                                                              1997        1996
                                                             COMPARED   COMPARED
                                 1997      1996      1995    TO 1996    TO 1995
--------------------------------------------------------------------------------
NET SALES                       100.0%    100.0%    100.0%     60.1%     19.4%

COST OF GOODS SOLD               66.7      76.7      79.4      39.3      15.2

GROSS PROFIT                     33.3      23.3      20.6     128.5      35.6

SELLING, GENERAL AND
ADMINISTRATIVE                   17.5      15.1      12.7      85.7      42.3

OPERATING INCOME                 15.8       8.2       7.9     207.3      24.8

NET EARNINGS                      8.9       4.4       5.6     227.5      (7.4)

RESULTS OF OPERATIONS

NET SALES. Net sales in 1997 of $46,277,461 increased $17,374,303 compared to 1996 sales of $28,903,158, which increased $4,687,196 from 1995 sales of $24,215,962. Internal bank forms contributed 72.4 percent of sales in 1997 compared to 63.5 percent in 1996 and 48.2 in 1995. The balance of the sales were sales of general business forms products.

Sales of internal bank forms increased $15,321,643 from $18,359,059 in 1996 to $33,680,702, an increase of 83.5 percent. The 1996 internal bank form sales increased $6,688,073, a 57.3 percent increase from the 1995 sales of $11,670,986. The Financial Forms Division of Deluxe Corporation that the Company acquired in July 1996, now called Northstar Financial Forms, contributed approximately 79 percent of the increase for 1997 and 77 percent of the increase for 1996. The remaining increase in internal bank form sales occurred mainly due to growth in standard bank form orders from new and existing customers.

Sales of general business forms includes sales of custom business forms as well as sales of financial forms products such as money orders and bank official checks. General business forms sales increased $2,052,659 in 1997 to $12,596,758 from $10,544,099 in 1996, an increase of 19.4 percent. The 1996 general business form sales represented a decrease of $2,000,877, a 16.0 percent decrease from 1995 sales of $12,544,976. Approximately 92 percent of the increase in 1997 was from increased sales in one financial forms product line. In 1996 approximately 55 percent of the decrease was due to a reduction in sales to a customer as a result of the customer's company being acquired by a competitor.

GROSS PROFIT. Gross profit increased 128.5 percent in 1997. The gross profit of the Northstar Financial Forms Division is typically higher than the Company's other divisions because this division sells directly to the end user customer while the other divisions sell primarily through distributors. This higher gross profit is partially offset by higher sales and administrative expense in this division. Generally, retail sales require a larger sales and administrative staff than is required by facilities which sell to distributors and printers. Without the contribution of the new division, gross profit would have been 26.3 percent compared to a 20.7 percent gross profit for 1996 and 20.6 percent for 1995. During 1997, variable manufacturing costs, exclusive of material, remained relatively constant as a percentage of sales. Material costs decreased approximately 7 percent. This decrease in material cost is due to paper price declines in certain types of paper and changes in product mix to more labor intensive products. The increased volumes also improved the absorption of fixed costs in 1997. During 1996, manufacturing costs, exclusive of material and fixed costs, remained relatively constant. Material costs decreased slightly as certain paper price increases from 1995 were partially rescinded. Fixed costs, particularly depreciation and real estate taxes, increased for 1996 due to the new corporate headquarters and manufacturing plant which opened in March 1995. The Company incurred a full year of costs for this location in 1996 compared to only seven months of cost in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased approximately $3,750,000 from 1996, which increased approximately $1,300,000 from 1995. Of these increases, $3,350,000 in 1997 and $1,000,000 in 1996, is due to the acquired financial forms division. This division sells on a retail basis, thus incurring increased sales and administrative expenses compared to divisions selling to distributors and printers. The balance of the increase in 1997 is principally due to increased contributions to employee benefit plans.

OTHER INCOME AND EXPENSE. The Company incurred long-term debt of $9,000,000 when it acquired the new financial forms division. Interest expense for 1997 and 1996, respectively, reflect $735,752 and $208,312 relating to the acquisition debt. Other income in 1995 includes a gain on sale of land of $301,952.

PROVISION FOR INCOME TAXES. The provision for income taxes decreased to 37.4 percent in 1997 compared to 40 percent in 1996 and 38 percent in 1995.

NET EARNINGS. Net earnings were $4,135,922 ($2.25 per share) in 1997 compared to $1,263,056 ($ .72 per share) in 1996 and $1,363,410 ($ .78 per share) in
1995. Return on average assets was 13.2 percent compared to 5.4 percent in 1996 and 8.0 percent in 1995. Return on average stockholder's equity was 28.1 percent in 1997 compared to 10.4 percent in 1996 and 12.4 percent in 1995.

FINANCIAL CONDITION

ACQUISITION. On July 22, 1996 the Company acquired certain assets of the financial forms division of Deluxe Corporation for $9.2 million and incurred $124,754 of direct acquisition costs. This acquisition was financed with a $9.0 million term loan with borrowings at the bank's reference rate. The acquisition consisted principally of manufacturing equipment at an appraised value of approximately $7.3 million and goodwill. In addition, the Company continues to expand its manufacturing capacity through the acquisition of other equipment. Capital expenditures for 1997 were $2.0 million compared to 1996 expenditures of $1.0 million and 1995 expenditures of $2.0 million, exclusive of building construction cost.

LONG-TERM DEBT. The Company's long-term debt consists of the term loan related to the financial forms division acquisition and Industrial Development Revenue Bonds which were used to finance the construction of the corporate headquarters and manufacturing facility in Brooklyn Park, Minnesota. The Company's obligation to repay the bonds is collateralized by an irrevocable, direct-pay letter of credit issued by a bank. The term loan and the bonds are collateralized by the Company's property, plant and equipment, inventories and accounts receivable. The term loan principal is payable from annual excess cash flow as defined in the Loan Agreement ($2,000,000 and $404,825 as of October 31, 1997 and 1996 respectively) and in quarterly installments, with any remaining principal balance due on July 31, 2003. Interest is payable monthly. The bonds require annual principal payments and monthly interest payments at a variable rate based upon comparable tax-exempt issues. Both the term loan and the bonds specify limits on capital expenditures and dividends. Both also specify working capital, net worth and certain financial ratios that the Company must maintain.

LIQUIDITY

Cash provided by operations increased to $5.9 million in 1997 compared to $2.9 million in 1996 and to $1.4 million in 1995. The increase in 1997 is due principally to an increase in operating income as well as an increase in non-cash depreciation and amortization expense. The Company's working capital was $ 7.2 million as of October 31, 1997 compared to $5.4 million as of October 31, 1996.

If necessary to finance operations, the Company has a $1.5 million line of credit at an interest rate equal to the bank's reference rate. The Company did not have to utilize this line of credit during 1997. The Company believes its existing financial resources are adequate to fund its 1998 operations, including capital expenditures and dividend payments, and foresees no events or uncertainties that are likely to have a material impact on its liquidity. The Company expects to be able to generate sufficient cash flow from operations to avoid relying on external sources of financing beyond the facilities already in place.

NEW ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," a new standard for computing and presenting earnings per share. The Company believes diluted earnings per share computed under the new standard will approximate primary earnings per share currently reported. Effective with fiscal year 1998 first quarter reporting, the Company will disclose both basic and diluted earnings per share.

OUTLOOK

Competition, in both price and services provided, has always been a significant factor in the general business forms industry. Recently, competition in the internal bank forms industry has become increasingly prevalent and is particularly strong in contract negotiations with the larger banks and could result in non-renewal of contracts or renewals at reduced profit margin levels to the Company. In addition, bank merger and acquisition activity is extremely strong at this time. Banks generally consolidate their purchasing of internal bank forms with one supplier. Therefore, the Company can obtain or lose customer base as this strong bank acquisition and merger activity continues.

To offset the possible impact of this competition, the integration of Company systems is increasingly important. The internal bank forms computer system which the Company developed and installed in the Northstar Financial Forms Division in 1997 will be enhanced and installed in all internal bank forms production facilities in 1998. This integrated computer system is expected to increase operating efficiencies within these plants by streamlining order processing, enhancing equipment utilization and improving billing and reporting capabilities. In addition, the Company is developing and implementing marketing strategies to strengthen the Company's position. These marketing efforts will focus on the internal bank forms industry as well as purchasers of the other financial forms products manufactured at the general business forms production facilities.

READINESS FOR YEAR 2000

The Company has taken actions to understand the nature and extent of work required to make systems Year 2000 compliant. The Company has been working to prepare its financial, informational and other computer-based systems for the Year 2000, including replacing and/or updating existing systems. The Company continues to evaluate the estimated costs associated with these efforts based on actual experience. While these efforts involve additional costs, the Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations, products or financial prospects.


                                    [SALES GRAPH]

SALES (DOLLARS IN MILLIONS)
---------------------------
          1992      1993      1994      1995      1996      1997
          19.4      20.0      22.6      24.2      28.9      46.3

                                 [GROSS PROFIT GRAPH]

GROSS PROFIT PERCENTAGE
-----------------------
          1992      1993      1994      1995      1996      1997
          23.8      23.2      22.9      20.6      23.3      33.3

                                 [NET EARNINGS GRAPH]

NET EARNINGS (DOLLARS IN MILLIONS)
----------------------------------
          1992      1993      1994      1995      1996      1997
           1.1       1.4       1.3       1.4       1.3       4.1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Northstar Computer Forms, Inc.:

We have audited the consolidated balance sheet of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1997 and 1996, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.

As described in Note 5 to the consolidated financial statements, effective November 1, 1994, the Company changed its method of accounting for inventories.

                                          COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
January 6, 1998

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
OCTOBER 31, 1997 AND 1996


                     ASSETS                              1997          1996

Current assets:
  Cash and cash equivalents                          $ 5,317,881   $ 2,378,105
  Accounts receivable, net                             6,614,209     4,728,735
  Inventories                                          1,912,646     2,292,057
  Deferred income taxes                                  318,656       148,796
  Other current assets                                   267,737       216,280
                                                     -----------   -----------

    Total current assets                              14,431,129     9,763,973
                                                     -----------   -----------

Property, plant and equipment, net                    15,211,143    16,169,652
Notes receivable, less current portion                   829,108       990,060
Goodwill, net                                          1,757,799     1,959,305
Other assets                                           1,095,695       518,442
                                                     -----------   -----------

    Total assets                                     $33,324,874   $29,401,432
                                                     -----------   -----------
                                                     -----------   -----------


     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt                    3,235,000     1,029,825
  Accounts payable                                     1,373,805     2,103,537
  Accrued liabilities                                  2,607,885     1,249,388
                                                     -----------   -----------

    Total current liabilities                          7,216,690     4,382,750

Long-term debt, less current portion                   7,330,550    10,565,175
Deferred compensation                                    827,147       775,199
Deferred income taxes                                  1,184,633     1,039,773

Commitments (Note 10)

Stockholders' equity:
  Common shares; $.05 par value, authorized
    5,000,000 shares; issued and outstanding,
    1997: 1,761,471; 1996: 1,716,571                      88,073        85,828
  Additional paid-in capital                           2,289,767     1,995,177
  Retained earnings                                   14,388,014    10,557,530
                                                     -----------   -----------

    Total stockholders' equity                        16,765,854    12,638,535
                                                     -----------   -----------

    Total liabilities and stockholders' equity       $33,324,874   $29,401,432
                                                     -----------   -----------
                                                     -----------   -----------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                STATEMENTS.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995


                                          1997         1996          1995

Net sales                             $46,277,461   $28,903,158   $24,215,962

Cost of goods sold                     30,860,274    22,154,978    19,240,068
                                      -----------   -----------   -----------

    Gross profit                       15,417,187     6,748,180     4,975,894

Selling, general and administrative
  expenses                              8,118,695     4,373,094     3,072,918
                                      -----------   -----------   -----------

    Operating income                    7,298,492     2,375,086     1,902,976
                                      -----------   -----------   -----------

Other income (expense):
  Interest expense                       (892,516)     (366,439)     (104,349)
  Gain on sale of land                                                301,952
  Other, net, principally interest
    income                                196,946        94,409       103,831
                                      -----------   -----------   -----------

                                         (695,570)     (272,030)      301,434
                                      -----------   -----------   -----------

    Earnings before income taxes        6,602,922     2,103,056     2,204,410

Provision for income taxes              2,467,000       840,000       841,000
                                      -----------   -----------   -----------

    Net earnings                      $ 4,135,922   $ 1,263,056   $ 1,363,410
                                      -----------   -----------   -----------
                                      -----------   -----------   -----------

Net earnings per common share:
  Primary                             $      2.25   $       .72   $       .78
                                      -----------   -----------   -----------
                                      -----------   -----------   -----------

  Fully diluted                       $      2.21   $       .72   $       .78
                                      -----------   -----------   -----------
                                      -----------   -----------   -----------

Weighted average common and common
  equivalent shares outstanding:
  Primary                               1,842,142     1,762,681     1,750,729
                                      -----------   -----------   -----------
                                      -----------   -----------   -----------

  Fully diluted                         1,870,881     1,765,664     1,750,729
                                      -----------   -----------   -----------
                                      -----------   -----------   -----------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                STATEMENTS.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995

                                            Common Stock
                                         -------------------   Additional
                                                     Stated     Paid-in      Retained
                                          Shares     Capital    Capital      Earnings
                                         ---------   -------   ----------   -----------
Balances at October 31, 1994             1,705,568   $85,278   $1,946,317   $ 8,367,890

Purchase and retirement of stock                (6)                   (45)

Stock options exercised                      8,334       417       37,593

Cash dividends, $.125 per share                                                (213,738)

Net earnings                                                                  1,363,410
                                         ---------   -------   ----------   -----------

Balances at October 31, 1995             1,713,896    85,695    1,983,865     9,517,562

Purchase and retirement of stock              (389)      (20)      (2,704)

Stock options exercised                      3,064       153       14,016

Cash dividends, $.130 per share                                                (223,088)

Net earnings                                                                  1,263,056
                                         ---------   -------   ----------   -----------

Balances at October 31, 1996             1,716,571    85,828    1,995,177    10,557,530

Stock options exercised                     44,900     2,245      294,590

Cash dividends, $.175 per share                                                (305,438)

Net earnings                                                                  4,135,922
                                         ---------   -------   ----------   -----------

Balances at October 31, 1997             1,761,471   $88,073   $2,289,767   $14,388,014
                                         ---------   -------   ----------   -----------
                                         ---------   -------   ----------   -----------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                STATEMENTS.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995


                                                    1997         1996          1995

Cash flows from operating activities:
  Net earnings                                  $ 4,135,922   $ 1,263,056   $ 1,363,410
Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation                                  2,458,399     1,736,839     1,372,841
    Amortization                                    271,519        79,118        24,540
    Provision for losses on receivables             167,437        63,857        11,948
    Gain on sale of land and equipment               (5,576)       (3,687)     (340,824)
    Changes in certain operating assets
      and liabilities                            (1,194,060)     (266,996)   (1,055,057)
                                                -----------   -----------   -----------

    Net cash provided by operating activities     5,833,641     2,872,187     1,376,858
                                                -----------   -----------   -----------

Cash flows from investing activities:
  Capital expenditures and equipment deposits    (1,465,679)   (1,021,415)   (2,040,478)
  Capitalized computer software costs              (584,321)
  Purchase of certain assets of a division
    of Deluxe Corporation                                      (9,324,754)
  Cash restricted for construction                                              497,459
  Proceeds from sale of land and equipment           12,400         5,550       543,386
  Officers and employees loan repayments                                        134,120
  Notes receivable granted                                        (65,919)
  Notes receivable repayments                       117,219        83,137        61,424
                                                -----------   -----------   -----------

    Net cash used in investing activities        (1,920,381)  (10,323,401)     (804,089)
                                                -----------   -----------   -----------

Cash flows from financing activities:
  Principal payments on long-term debt           (1,029,450)     (140,000)     (210,000)
  Borrowing on long-term debt                                   9,000,000
  Dividends paid                                   (240,869)     (222,914)     (204,668)
  Stock options exercised                           296,835        14,169        38,010
  Other                                                            (2,724)          (45)
                                                -----------   -----------   -----------

    Net cash (used in) provided by financing
      activities                                   (973,484)    8,648,531      (376,703)
                                                -----------   -----------   -----------

Net increase in cash and cash equivalents         2,939,776     1,197,317       196,066

Cash and cash equivalents at beginning of year    2,378,105     1,180,788       984,722
                                                -----------   -----------   -----------

Cash and cash equivalents at end of year        $ 5,317,881   $ 2,378,105   $ 1,180,788
                                                -----------   -----------   -----------
                                                -----------   -----------   -----------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                STATEMENTS.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF THE BUSINESS:

     Northstar Computer Forms, Inc. and Subsidiary (the Company) designs, manufactures and markets printed forms with an emphasis on MICR (Magnetic Ink Character Recognition) printing. The Company's two business concentrations are custom business forms which are marketed in the North Central United States and financial forms and internal bank forms which are marketed nationally. Sales are principally made through distributors, with the remainder directly to end-user customers. Approximately 37% of the Company's sales were to financial institutions. The Company's corporate headquarters is in Brooklyn Park, Minnesota.

     REVENUE RECOGNITION:

     The Company recognizes sales principally upon shipment of the product to the customer.

     CONSOLIDATION:

     The consolidated financial statements include the accounts of Northstar Computer Forms (Northstar) and General Financial Supply, Inc. (General Financial), its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     CASH EQUIVALENTS:

     The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     INVENTORIES:

     Inventories, consisting primarily of raw materials, are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Effective November 1, 1994, the Company changed its method of valuation of General Financial inventories from the first-in, first-out (FIFO) method to LIFO (see Note 5). Consolidated inventories, if stated at FIFO, would exceed the LIFO inventory values by approximately $5,000 and $316,000 at October 31, 1997 and 1996, respectively.

     PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are recorded at cost. Depreciation of the buildings, machinery and equipment, furniture and fixtures and automobiles are provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized on a straight-line basis generally over the term of the respective leases.
     Gains or losses on dispositions are included in current earnings. Major renewals or betterments are capitalized while maintenance and repairs are charged to current operations when incurred.

     The Company capitalizes interest cost related to major construction projects.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     COMPUTER SOFTWARE COSTS:

     The Company capitalizes costs incurred for developing and obtaining computer software, primarily relating to modifying and installing new information technology systems for internal use. These costs are amortized on a straight-line basis over five years, the estimated useful lives of the underlying assets.

     GOODWILL:

     During fiscal year 1996, the Company recorded goodwill in connection with its purchase of substantially all the assets of the Financial Forms Division of Deluxe Corporation (see Note 2). Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and is being amortized on a straight-line basis over 10 years.

     The Company periodically assesses the recoverability of its goodwill based on anticipated future earnings and nondiscounted operating cash flows.

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

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," a new standard for computing and presenting earnings per share. The Company believes diluted earnings per share computed under the new standard will approximate primary earnings per share currently reported. Effective with fiscal year 1998 first quarter reporting, the Company will disclose both basic and diluted earnings per share.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relates to the determination of the allowances for uncollectible accounts receivable and obsolete inventory and components of the calculation of the deferred compensation accrual.

2.   ACQUISITION:

     In July 1996, the Company purchased substantially all of the assets of the Financial Forms Division of Deluxe Corporation (the Acquisition) for $9,200,000 in cash and incurred $124,754 of direct acquisition costs. The assets acquired consisted principally of equipment which was used by Deluxe Corporation to manufacture internal bank forms. The Company has continued to use the assets to manufacture internal bank forms which is the same product manufactured by the Company's subsidiary, General Financial. The Company recorded goodwill of $2,015,065 in connection with the Acquisition.

     In the year of acquisition, the financial results attributable to the Acquisition were included in the Consolidated Statement of Earnings for the period from the acquisition date through October 31, 1996. The unaudited financial results of operations on a pro forma basis as though the Acquisition occurred as of November 1, 1994, are as follows:

                                                      Fiscal Year (Unaudited)
                                                     --------------------------
                                                        1996           1995

     Net sales                                       $43,650,175    $45,308,195
     Net earnings                                      1,773,502      1,773,490

     Primary net earnings per common share                 $1.01          $1.01

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.   SELECTED BALANCE SHEET INFORMATION:

     The following provides additional information concerning selected balance sheet accounts at October 31, 1997 and 1996:

                                                      1997           1996

     Accounts receivable:
       Accounts receivable                         $ 6,908,209    $ 4,872,735
       Allowance for doubtful accounts                (294,000)      (144,000)
                                                   ------------  -------------
                                                   $ 6,614,209   $  4,728,735
                                                   ------------  -------------
                                                   ------------  -------------

     Other current assets:
       Current portion of notes receivable             145,169        101,436
       Prepaid expenses                                122,568        114,844
                                                   ------------  -------------
                                                     $ 267,737     $  216,280
                                                   ------------  -------------
                                                   ------------  -------------

     Property, plant and equipment, net:
       Land                                            109,626        109,626
       Buildings                                     3,927,785      3,664,781
       Machinery and equipment                      23,346,491     22,476,272
       Furniture and fixtures                        1,733,622      1,396,381
       Automobiles                                     295,068        306,830
       Leasehold improvements                           66,313         66,313
                                                   ------------  -------------

                                                    29,478,905     28,020,203
       Accumulated depreciation                    (14,201,449)   (11,784,238)
       Accumulated amortization                        (66,313)       (66,313)
                                                   ------------  -------------

                                                  $ 15,211,143   $ 16,169,652
                                                   ------------  -------------
                                                   ------------  -------------

     Goodwill, net:
       Goodwill                                      2,015,065      2,015,065
       Accumulated amortization                       (257,266)       (55,760)
                                                   ------------  -------------

                                                   $ 1,757,799   $  1,959,305
                                                   ------------  -------------
                                                   ------------  -------------

     Other assets:
       Computer software costs, net of
         accumulated amortization of
         $48,429 at October 31, 1997                   535,892
       Cash value of life insurance, net of
         outstanding loans                             308,646        269,469
       Other                                           251,157        248,973
                                                   ------------  -------------

                                                   $ 1,095,695     $  518,442
                                                   ------------  -------------
                                                   ------------  -------------

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.   SELECTED BALANCE SHEET INFORMATION, CONTINUED:

                                                          1997         1996

     Accrued liabilities:
       Payroll and bonuses                             $  676,811   $  355,064
       Vacation                                           341,050      220,005
       Profit sharing                                     540,000      192,856
       Real estate taxes                                  214,192      231,848
       Dividends                                          176,147      111,578
       Other                                              659,685      138,037
                                                       ----------   ----------

                                                       $2,607,885   $1,249,388
                                                       ----------   ----------
                                                       ----------   ----------


4.   SUPPLEMENTAL CASH FLOW INFORMATION:

     Changes in certain operating assets and liabilities:

                                          1997          1996          1995

       Accounts receivable            $(2,052,911)  $(1,146,436)  $  (720,069)
       Inventories                        379,411      (974,143)     (197,223)
       Other assets                      (111,704)      (96,583)     (227,003)
       Accounts payable                  (729,732)    1,283,976        30,237
       Accrued liabilities              1,293,928       269,662      (177,123)
       Deferred income taxes              (25,000)      348,000       157,000
       Deferred compensation               51,948        48,528        79,124
                                      ------------  ------------  ------------
                                      $(1,194,060)  $  (266,996)  $(1,055,057)
                                      ------------  ------------  ------------
                                      ------------  ------------  ------------

       Cash paid during the year for:
         Interest, net of amount
           capitalized of $76,497
           in 1995                    $   834,348   $   357,948   $   112,763
         Income taxes                   2,222,243       384,105       779,405


     In fiscal year 1995, noncash investing and financing activities consisted of the following:


          Costs of $2,784,509 related to the construction of the Company's new corporate headquarters and manufacturing facility were paid through draws from cash restricted for construction (see Note 6).

          The Company's previous corporate headquarters and manufacturing facility was exchanged for a $800,000 note receivable from the general contractor of the new facility (see Note 6).

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   CHANGE IN METHOD OF ACCOUNTING FOR INVENTORIES:

     Effective November 1, 1994, the Company changed its method of valuing its General Financial inventories from the FIFO method to the LIFO method. This change was made to match current costs with current revenues more closely. The effect of the change resulted in a reduction in net income of approximately $55,000 or $0.03 per common share in fiscal year 1995. The cumulative effect of this change on retained earnings at the beginning of fiscal year 1995 is not determinable, nor are the pro forma effects of retroactive application of LIFO to prior years.

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

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7.   NOTES RECEIVABLE:

     Notes receivable consisted of the following at October 31, 1997 and 1996:


                                                                                 1997         1996
     Brooklyn Park Economic Development Authority Tax Increment
       Financing Note, interest at 9.5%, payable in semi-annual
       installments ranging from $21,940 to $48,889, with remaining
       principal and interest payment due August 2001.                         $ 258,008   $  295,217

     Note receivable, interest at 8%, payable in equal monthly installments of $9,751, with remaining principal and interest payment due
       August 2005.  Collateralized by the Company's previous corporate headquarters and manufacturing facility.  (Subsequent to
       October 31, 1997, this note receivable was paid in full to the
       Company.)                                                                 614,666      684,488

     Other, mainly customers, with various terms                                 101,603      111,791
                                                                               ----------  -----------

                                                                                 974,277    1,091,496

     Less current portion, included in other current assets                     (145,169)    (101,436)
                                                                               ----------  -----------

                                                                               $ 829,108   $  990,060
                                                                               ----------  -----------
                                                                               ----------  -----------

     Management believes that the carrying values of its notes receivable as of October 31, 1997, approximate their fair value.


8.   BANK LINE OF CREDIT:

     In July 1996, the Company entered into a Revolving Credit agreement (Agreement) with a bank in connection with a term loan (see Note 9) and the Acquisition (see Note 2). Under this Agreement, the Company may borrow up to $1,500,000 with interest accruing at the prime interest rate. The Company would have the option to convert the variable interest rate on all or a portion of these borrowings to a fixed rate determinable at the date of conversion upon notification to the bank. Collateral for borrowings under this Agreement, as well as the related covenants, are the same as the term loan the Company entered into during July 1996 (see Note 9). There were no borrowings under this Agreement during fiscal years 1997 or 1996.

     The Company had a line of credit in fiscal year 1995 which was replaced by the revolving line of credit described above.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.   LONG-TERM DEBT:

     Long-term debt consisted of the following at October 31, 1997 and 1996:

                                                        1997           1996

       Revenue Bonds                                $ 2,345,000    $ 2,595,000
       Term Loan                                      8,220,550      9,000,000
                                                    ------------   ------------

                                                     10,565,550     11,595,000
       Less current portion                          (3,235,000)    (1,029,825)
                                                    ------------   ------------

                                                    $ 7,330,550    $10,565,175
                                                    ------------   ------------
                                                    ------------   ------------


     REVENUE BONDS:

     In August 1994, the Company received proceeds of $2,945,000 from the issuance of Variable Rate Demand Industrial Development Revenue Bonds (Revenue Bonds) in connection with the construction of the Company's new corporate headquarters and manufacturing facility. The Revenue Bonds require annual principal payments ranging from $250,000 to $335,000 through fiscal year 2004 and bear interest at an interest rate which varies based upon comparable tax-exempt issues, but not to exceed 12%. The interest rate at October 31, 1997, was 3.95%. The Company has an option to convert the variable interest rate on these bonds to a fixed interest rate determinable at the date of conversion upon notification to the bond trustee. The Revenue Bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the Revenue Bonds.

     The letter of credit is renewable in incremental one-year terms upon mutual agreement of the Company and the financial institution. If the letter of credit is not renewed and the Company is unable to obtain a similar letter of credit with another financial institution, the Revenue Bonds may be callable at the option of the bond trustee.

     The Company's outstanding letter of credit expires in August 1998 and is collateralized by its corporate headquarters and manufacturing facility, inventories and accounts receivable. The letter of credit agreement, among other things, requires the Company to not exceed annual capital expenditures ranging from $1,000,000 to $1,400,000 from fiscal year 1997 until the fiscal year in which the Revenue Bonds have been fully paid, maintain certain minimum net worth requirements, meet certain leverage and cash flow ratios, as well as limit cash dividends. The letter of credit agreement also allows for the lender to call the debt upon any "material change in the nature of the business." For fiscal year 1997 only, the letter of credit agreement was amended to increase the maximum capital expenditure amount allowed under the letter of credit to $2,100,000.

     During fiscal year 1996, the Company was in violation of a certain covenant pursuant to the letter of credit agreement with the bank. The Company received a waiver of the covenant violation from the bank.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.   LONG-TERM DEBT, CONTINUED:

     TERM LOAN:

     In July 1996, the Company entered into a term loan (Term Loan) with a bank for $9,000,000 in connection with the Acquisition (see Note 2). The Term Loan is collateralized by substantially all the Company's assets and requires quarterly principal payments beginning July 1997, ranging from $187,500 to $262,500 through April 2003, with the remaining principal amount to be paid in July 2003. The Term Loan accrues interest at the prime interest rate. The prime interest rate at October 31, 1997, was 8.5%. Also, the Term Loan agreement requires excess cash flow, as defined in the agreement, as well as the net proceeds on any sale of stock be used to make principal payments on the Term Loan. Accordingly, due to the excess cash flow provision, the Company classified an additional $2,000,000 and $404,825 as of October 31, 1997 and 1996, respectively, as a component of the current portion of long-term debt (current liability) in addition to its scheduled principal payments due in the succeeding fiscal year under the Term Loan agreement. The Company has an option to convert the variable interest rate on all or a portion of the Term Loan to a fixed interest rate determinable at the date of conversion upon notification to the bank.

     The Term Loan agreement, among other things, requires the Company to not exceed annual capital expenditures ranging from $1,000,000 to $1,400,000 from fiscal year 1997 until the fiscal year in which the Term Loan and related revolving line of credit (see Note 8) have been fully paid, maintain certain minimum net worth requirements, meet certain current and cash flow ratios, as well as limit cash dividends and lease payments. The Term Loan agreement also allows for the lender to call the debt upon any "material change in the nature of the business." For fiscal 1997 only, the Term Loan agreement was amended to increase the maximum capital expenditure amount allowed under the Term Loan agreement to $2,100,000.

     During fiscal year 1996, the Company was in violation of a certain covenant pursuant to the Term Loan agreement with the bank. The Company received a waiver of the covenant violation from the bank.

     Aggregate maturities of long-term debt are as follows:

     Fiscal Year

        1998                                                $ 3,235,000
        1999                                                  1,385,000
        2000                                                  1,385,000
        2001                                                  1,385,000
        2002                                                  1,385,000
     Thereafter                                               1,790,550
                                                            -----------

                                                            $10,565,550
                                                            -----------
                                                            -----------

     Management believes that the carrying value of its long-term debt as of October 31, 1997, approximates its fair value.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.  OPERATING LEASES, INCLUDING RELATED PARTY LEASE:

     The Company leases certain buildings and equipment under six separate operating lease agreements expiring through 2007 and requiring monthly payments in addition to real estate taxes, insurance and maintenance costs. The Company has the option to extend the lease term upon expiration of one of the leases.

     In August 1997, the Company began leasing the Company's Financial Forms Division manufacturing facility from the Company's Chairman and Chief Executive Officer under an operating lease agreement expiring in fiscal year 2007, with two additional five-year extensions available at the option of the Company. This operating lease agreement requires monthly payments, subject to increase every three years based on that period's average price index, as defined in the agreement, in addition to real estate taxes, utilities, assessments, insurance and maintenance costs.

     Future minimum payments under operating lease agreements with noncancellable terms are as follows:

                                          Non-
                                         Related     Related
                                          Party       Party        Total

          1998                          $421,845   $  191,000   $  612,845
          1999                           303,565      191,000      494,565
          2000                           196,830      191,000      387,830
          2001                                        191,000      191,000
          2002                                        191,000      191,000
       Thereafter                                     923,167      923,167
                                        --------   ----------   ----------

                                        $922,240   $1,878,167   $2,800,407
                                        --------   ----------   ----------
                                        --------   ----------   ----------

     Total rent expense was $806,468, $221,328 and $194,493 in fiscal years 1997, 1996 and 1995, respectively, exclusive of real estate taxes, insurance and maintenance costs. Rent expense related to the related party lease, exclusive of real estate taxes, insurance and maintenance costs, was $31,384 in fiscal year 1997.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11.  INCOME TAXES:

     The provision for income taxes consisted of the following:

                                                    Fiscal Years
                                           ---------------------------------
                                             1997        1996        1995

     Currently payable:
       Federal                            $2,153,000    $414,000    $573,000
       State                                 339,000      78,000     111,000
                                          -----------   --------    --------

                                           2,492,000     492,000     684,000
                                          -----------   --------    --------

     Deferred provision (benefit):
       Federal                               (21,000)    298,000     136,000
       State                                  (4,000)     50,000      21,000
                                          -----------   --------    --------

                                             (25,000)    348,000     157,000
                                          -----------   --------    --------

                                          $2,467,000    $840,000    $841,000
                                          -----------   --------    --------
                                          -----------   --------    --------

     The actual provision for income taxes differs from the "expected" amounts computed by applying the U.S. federal corporate tax rate of 34% to earnings before income taxes for the years ended October 31, 1997, 1996 and 1995, respectively, as follows:

                                                      Fiscal Years
                                             ---------------------------------
                                                1997        1996        1995

       Computed "expected" provision for
        income taxes                          $2,245,000   $715,000   $749,500
       State income taxes, net of federal
        tax effect                               221,000     51,500     73,300
       Other, net                                  1,000     73,500     18,200
                                              ----------   --------   --------
          Actual provision for income taxes   $2,467,000   $840,000   $841,000
                                              ----------   --------   --------
                                              ----------   --------   --------

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11.  INCOME TAXES, CONTINUED:

     The approximate effects of temporary differences that gave rise to deferred tax balances at October 31, 1997 and 1996, are as follows:

                                                                   1997        1996

     Deferred tax assets:
       Accounts receivable allowance for doubtful accounts    $   117,600   $    57,600
       Inventories                                                 35,505
       Accrued liabilities                                        130,420        92,802
       Deferred compensation                                      321,153       336,357
       Goodwill                                                    31,258
                                                              ------------  ------------

     Total deferred tax assets                                    635,936       486,759
                                                              ------------  ------------

     Deferred tax liabilities:
       Property, plant and equipment                           (1,289,063)   (1,108,938)
       Investment in limited partnership                         (212,850)     (268,798)
                                                              ------------  ------------

     Total deferred tax liabilities                            (1,501,913)   (1,377,736)
                                                              ------------  ------------
     Net deferred tax liabilities                             $  (865,977)  $  (890,977)
                                                              ------------  ------------
                                                              ------------  ------------

     The Company has not recorded a valuation allowance as of October 31, 1997 and 1996, related to its deferred tax assets as management believes no such allowance is necessary.


12.  PROFIT-SHARING AND BONUS PLANS:

     The Company has a profit-sharing and 401(k) plan (the Plan) covering substantially all full-time employees of the Company. The Plan was amended during fiscal year 1997 to include the Company's employees who became employed with the Company in connection with the Acquisition (see Note 2) and who were previously ineligible to participate in the Plan. Company contributions are determined based upon a profitability formula approved by the Company's Board of Directors, but are not to exceed 15% of the salary and wages paid to the participants for the year. Vesting of benefits occurs at a rate of 20% for each year of service, commencing after the second full year of service. Vested benefits allocated to the employees' accounts are payable upon retirement, death or earlier termination in a lump sum or installments. The Company recognized expense under the Plan of $540,000, $192,856 and $193,227 in fiscal years 1997, 1996 and 1995, respectively.

     The Company also has a bonus plan for certain key salaried employees. Bonuses are determined in part based on a profitability formula approved by the Company's Board of Directors and in part at the Board of Directors' discretion. Company expense under the bonus plan was $408,440, $149,027 and $168,886 in fiscal years 1997, 1996 and 1995, respectively.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

13.  DEFERRED COMPENSATION:

     The Company has deferred compensation plans covering four current officers and one former officer of the Company. The plans for one current and the former officer call for periodic payments ranging from ten to fifteen years at retirement or death of such employees. The plans for the remaining three officers call for contributions to a trust to maintain benefits to be paid upon retirement or termination. Deferred compensation expense was $51,397, $65,114 and $101,691 in fiscal years 1997, 1996 and 1995, respectively.

14.  STOCK OPTIONS:

     The Company has certain stock incentive and option plans which provide for grants of stock options. The Company has 233,335 shares of its common stock authorized for grant under these plans, except for its nonqualified stock option plan, for which the Company has not established a limit on the number of shares authorized for grant. Options are granted at prices not less than the fair market value at the date of grant. Options become exercisable generally over a five- to ten-year period or based on the discretion of the Company's Board of Directors.

     The following is a summary of stock option activity with respect to the stock incentive and option plans:

                                              Weighted
                                              Average                  Options
                                           Exercise Price             Available
                                             Per Share      Options   for Grant

     Balance at October 31, 1994               $5.47        188,802    117,423



     Authorization of additional
       stock options                                                    33,335
     Exercised                                  4.56         (8,334)
     Cancelled                                  5.33        (30,733)    30,733
     Granted                                    7.25         47,867    (47,867)
     Expired                                    4.50         (6,334)
                                                            -------    -------

     Balance at October 31, 1995                6.01        191,268    133,624

     Exercised                                  4.88         (9,333)
     Cancelled                                  7.25         (2,400)     2,400
     Granted                                    8.32         54,667    (54,667)
     Expired                                    5.63         (1,333)
                                                            -------    -------

     Balance at October 31, 1996                6.59        232,869     81,357

     Exercised                                  6.61        (44,900)
     Cancelled                                  8.37         (5,700)     5,700
     Granted                                   10.75         64,000    (64,000)
     Expired                                    5.81         (9,333)
                                                            -------    -------

     Balance at October 31, 1997               $7.69        236,936     23,057
                                                            -------    -------
                                                            -------    -------

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.  STOCK OPTIONS, CONTINUED:

     In addition to the stock incentive and option plans, the Company granted 20,000 options with per share option prices ranging from $6.75 to $8.50 to a vendor in fiscal year 1995. At October 31, 1997, all of these options were exercisable.

     The weighted average fair value of options at the date of grant was $4.89 and $3.57 per option during fiscal years 1997 and 1996, respectively.

     The following table summarizes information about stock options outstanding and exercisable at October 31, 1997:



                         Options Outstanding                           Options Exercisable
      ------------------------------------------------------------  -------------------------

                                          Weighted
                                          Average        Weighted                   Weighted
                                         Remaining       Average                    Average
         Range of           Number      Contractual      Exercise      Number       Exercise
      Exercise Prices    Outstanding       Life           Price      Exercisable     Price

      $4.50 - $7.25        134,936        4.1 years       $6.00        110,935       $5.78
      $8.25 - $9.25         82,000        5.6 years        8.48         14,500        8.25
        $15.875             20,000        6.0 years       15.875
                           -------                                     -------
                           236,936        4.8 years       $7.69        125,435       $6.06
                           -------                                     -------
                           -------                                     -------

     In accordance with SFAS No. 123, "Accounting for Stock-Based
     Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25,
     "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation to nonemployees using the fair value method prescribed by SFAS No. 123. Such compensation costs are amortized on a straight-line basis over the underlying option or warrant vesting terms.

     If the Company had elected to recognize compensation expense for options granted in fiscal 1997 and 1996 based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123, the Company's net earnings for fiscal 1997 and 1996 would have been as follows:

                                                      1997            1996

     Net earnings:
       As reported                                 $4,135,922      $1,263,056
       Pro forma                                    4,021,562       1,250,964

     Primary earnings per share:
       As reported                                    $2.25           $0.72
       Pro forma                                      $2.18           $0.71

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.  STOCK OPTIONS, CONTINUED:

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following key assumptions:

                                                         1997      1996

     Risk-free interest rates                            6.3%      6.5%
     Expected life                                     5 years   5 years
     Expected volatility                               47.24%    44.58%
     Expected dividend yield                            1.79%     1.56%



15.  PREFERRED STOCK:

     The Company has 200,000 shares of authorized, nonvoting preferred stock that to date have not been issued. The terms of the preferred stock will be finalized and approved by the Board of Directors prior to issuance.

16.  CONCENTRATIONS OF CREDIT RISK:

     At October 31, 1997, 14.2% of the Company's accounts receivable were from one customer and cash and cash equivalents totaling approximately $4,844,000 were concentrated in one financial institution.

17.  FOURTH QUARTER ADJUSTMENTS:

     In the fourth quarter of fiscal year 1997, the Company recorded certain adjustments to reflect changes in accounting estimates to amounts reported in previous interim periods of the fiscal year. The adjustments were related to the estimation in gross profit on net sales from the Company's financial forms division and the interim income tax rate used in previous interim periods of fiscal year 1997. These adjustments increased fourth quarter net earnings by approximately $207,000 or $0.11 for primary earnings per common share.

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




          Roger T. Bredesen                      Mary Ann Morin
          Chief Executive Officer                Chief Financial Officer

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of the shareholders of Northstar Computer Forms, Inc. will be held Thursday, April 9, 1998 at 3:30 p.m. at the Radison Plaza Hotel, 35 South 7th Street, Minneapolis, Minnesota 55402.

FORM 10-KSB

A copy of the Form 10-KSB Report filed with the Securities and Exchange Commission by the Company may be obtained without charge by written request to:
Mary Ann Morin, Northstar Computer Forms, Inc., 7130 Northland Circle North, Brooklyn Park, MN 55428-1530.

Independent Accountants       Transfer Agent
-----------------------       --------------
Coopers & Lybrand L.L.P.      Norwest Bank Minnesota
650 Third Avenue South        Stock Transfer
Minneapolis, MN 55402         P.O. Box 64854
                              St. Paul, MN 55164-0854
Corporate Offices             1-800-468-9716
-----------------
7130 Northland Circle North
Brooklyn Park, MN 55428-1530  Legal Counsel
612-531-7340                  -------------
                              Parsinen Kaplan Levy Rosberg & Gotlieb P.A.
                              100 South Fifth Street
                              Suite 1100
                              Minneapolis, MN 55402


------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                           QUARTERLY FINANCIAL INFORMATION
                            (UNAUDITED AND NOT REVIEWED)

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

                                          1st Qtr,       2nd Qtr,       3rd Qtr,       4th Qtr,
FISCAL YEAR 1997                          Jan. '97       Apr. '97       July '97       Oct. '97
                                          --------       --------       --------       --------
Sales                                  $11,608,757    $11,740,931    $11,330,222    $11,579,551
Earnings before taxes                      952,693      1,326,609      1,261,296      4,478,824
Provision for income taxes                 382,000        531,000        503,500      1,050,500
Net earnings                               570,693        795,609        757,796      2,011,824
Earnings per share                             .31            .44            .40           1.10
Depreciation and amortization              623,731        590,659        638,267        877,261
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                          1st Qtr,       2nd Qtr,       3rd Qtr,       4th Qtr,
FISCAL YEAR 1996                          Jan. '96       Apr. '96       July '96       Oct. '97
                                          --------       --------       --------       --------
Sales                                   $5,603,897     $5,922,005     $6,077,608    $11,299,648
Earnings before taxes                      125,736        255,707        305,940      1,415,673
Provision for income taxes                  43,000        105,500        127,500        564,000
Net earnings                                82,736        150,207        178,440        851,673
Earnings per share                             .05            .09            .10            .48
Depreciation and amortization              378,150        375,820        402,388        659,599
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

NORTHSTAR COMPUTER FORMS

CORPORATE DIRECTORY
-------------------

BOARD OF DIRECTORS                 COMPANY OFFICERS
------------------                 ----------------
Roger T. Bredesen                  Roger T. Bredesen
Chairman & C.E.O.                  Chief Executive Officer
Northstar Computer Forms, Inc.
                                   Kenneth E. Overstreet
Kenneth E. Overstreet              President
President
Northstar Computer Forms, Inc.     Mary Ann Morin
                                   Chief Financial Officer
John G. Mutschler (1)(2)           Secretary
President
John G. Mutschler & Assoc.         Don Dearborn
                                   Vice President
Roy W. Terwilliger (2)
President Community Bank Group     Stan Klarenbeek
Minnesota Senator District 42      Vice President

Dr. Lester A. Wanninger (1)
Faculty Member
Information and Decision Sciences
 University of Minnesota

J. S. Braun (2)
Founder & Chairman
Braun Intertec Corp.

(1) Audit Committee
(2) Compensation Committee


          [PHOTO]

---------------------------------
                                             [PHOTO]

                                   ------------------------------

COMPANY MANAGEMENT:
------------------

Northstar Computer Forms, Brooklyn Park, MN
Mike O'Neil, VP Operations
Jim Staricha, National Sales Manager
John Christenson, National Sales Manager

Northstar Financial Forms, Roseville, MN
Stan Klarenbeek, VP Sales/Marketing
Henry Schultz, Operations Manager

Wisconsin Business Forms, Milwaukee, WI
Steve Otto, General Manager

General Financial Supply, Nevada, IA
Don Dearborn, VP & General Manager

General Financial Supply, Bridgewater, VA
Tony Scarselletta, General Manager

General Financial Supply, Denver, CO
Terry Kennedy, General Manager


COMPANY OPERATING LOCATIONS:
---------------------------

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
FAX: 515-382-2414                  FAX: 540-828-6176

Wisconsin Business Forms           General Financial Supply
6580 North Industrial Road         6160 West 55th Avenue
Milwaukee, WI 53223                Arvada, CO 80002
800-333-9472                       800-288-1223
FAX: 414-358-1894                  FAX: 303-467-0701

Inside Back Cover