Form 10-K405, Exhibit 13
period 1998-10-31
NORTHSTAR COMPUTER FORMS INC/MN
filed 1999-01-29
CIK 873082

COMPANY OVERVIEW

- Northstar Computer Forms, Inc. designs, manufactures, and markets internal bank forms, negotiable documents, and custom business forms and services.

- The Company's primary emphasis is MICR (Magnetic Ink Character Recognition) printing. Customers include financial institutions and processors of MICR encoded documents.

- Northstar's three business segments sell their products nationally through distributors, with direct marketing to the nation's 200 largest banks.

- The Company works through strategic business alliances and distributor/business partners to provide full support to customers and coverage of market opportunities throughout the country.

-    Corporate headquarters are in Brooklyn Park, Minnesota.



BUSINESS PROGRESS - 1998

- Formed two strategic alliances to enhance sales to the top 200 banks and to community banks.

-    Second best sales and earnings in the Company's history.

- Expanded and implemented The Star Computer System--comprehensive operations management software--in two additional plants.

- Moved Denver operation into a new 23,000 square foot building to accommodate expanded product offerings.

- Invested $2.1 million in capital equipment including Internet-based, pre-press data communications and computer-supported composition and remote proofing.


Year Ended October 31                                    1998             1997           %Change
     Results of Operations (In thousands)
                  Net Sales                            $41,810           $46,277            (10)
                  Operating Income                       3,479             7,298            (52)
                  Net Earnings                           1,783             4,136            (57)

     Financial Condition (In thousands)
                  Total Assets                         $29,452           $33,325            (12)
                  Stockholders' Equity                  18,611            16,766             11
                  Working Capital                        7,658             7,214              6
                  Weighted Average Shares                2,655             2,598              2

     Per Share Data
                  Net Earnings                         $   .67           $  1.59            (58)
                  Dividends Declared                       .14               .12              2
                  Stockholder's Equity                    7.00              6.45              9

     Key Ratios and Other Data
                  Current Ratio                            2.7               2.0
                  Long-Term Debt-to-Cap                   17.5%             30.4%
                  Gross Profit on Sales                   27.2%             33.3%
                  Return on Average Equity                10.1%             28.1%
                  Return on Net Sales, Pretax              7.2%             14.3%
                  Number of Employees                      435               535



Dear Fellow Stockholders,

After the exceptional year in 1997, Northstar had both a reduction in sales and in earnings in fiscal 1998. However, the year was still the second best in company history. We were challenged in 1998 by the need for new business to replace four large contracts that ended during the year. Replacement business is now in hand, and the management team has negotiated staggered terms so that revenue exposure is stabilized. We are now well positioned for fiscal 1999 performance to significantly surpass fiscal 1998.

Sales for the fiscal year ended October 31, 1998, were $41,809,938, a 9.7 percent decrease from the previous year of $46,277,461. Net earnings decreased 56.9 percent from $4,135,922 to $1,782,941. Basic earnings per share were $ .67 in fiscal 1998 compared to $1.59 in the previous year.

The company's primary focus in fiscal 1998 was to form strategic alliances with other companies in our industry in order to strengthen sales and marketing coverage of the end user market. We have entered into two such alliances, and our new partners have large sales groups that concentrate on sales and services to large banks and community banks respectively. Northstar is well known as a premier manufacturing organization, and the two alliances will strengthen the sales and marketing reach of our company.

During the year we made great strides in doing electronic commerce with key customers. As you review this report, our employees will tell you of several exciting applications of this new technology. We have strived to continue our practice of being easy to do business with, of staying on the leading edge of several technologies, and of being the low cost producer. We believe this strategy continues to serve the best interest of our customers, employees and shareholders.

We appreciate your support as we move into an exciting year in 1999.





  /s/ Roger T. Bredesen                          /s/ Kenneth E. Overstreet
-----------------------------                   -----------------------------
  Roger T. Bredesen                              Kenneth E. Overstreet
  Chief Executive Officer                        President

Strengthening market coverage through partnering

Consolidation and mega-mergers have transformed the financial services industry. The new, very large financial services companies need "power suppliers," for one-stop shopping, full national support and cutting-edge technology. To address this challenge, Northstar has expanded its operations, invested heavily in technology and increased its market coverage.

In a new strategy to stay on top, Northstar has formed strategic alliances with other companies--with complementary strengths--addressing the same target markets. These partnerships expand the effective size and strength of the sales organization, providing full support to national banks and other very large customers and full coverage of opportunities. Some partnerships provide immediate access to previously unavailable categories of customers.

In one new partnering relationship, Northstar manufactures financial forms for a major supplier of bank processing equipment serving 23 of the top 25 banks in the country. Custom printed on a private label basis, the forms comply to the rigid specifications of the partner's equipment. Northstar's quality control and competitive pricing enable the partner to treat the forms as its own. The large banks served by the business partner's national sales force order the forms with confidence that they will perform perfectly with their processing systems.

Working with a major provider of documents and supplies for community banks, Northstar has significantly increased its potential business with that segment of the bank market. This business partner's sales force of approximately 400 representatives provides nationwide coverage of community banks, which can now order a full spectrum of forms and supplies through a single source. Using a toll-free number to order internal bank forms, the sales force representatives access Northstar's customer service representatives answering directly on behalf of the business partner. Orders are entered into Northstar's

Star Computer System, which ensures that the forms are manufactured and shipped by the operating unit that can do it most efficiently. The Star System also transfers the information to the business partner's computer system on a daily basis for tracking and billing, allowing both companies to improve efficiencies.

Yet another partnership--with a financial printing company specializing in on-demand typesetting, printing and document distribution services--enables Northstar to provide specialty numbered forms to a major customer in the insurance industry. The key to this relationship is that the insurance company needs big-company manufacturing capability, but wants the personal attention and responsiveness of dealing with a more agile and responsive team like Northstar and its partner.

Northstar continues to serve the needs of the many large bank customers that came on stream through the acquisition of the Deluxe Financial Forms Division in 1996. Working through expanded distributor/business partners around the country, Northstar has reinforced these relationships through effective two-way communications, in many cases achieving preferred vendor status.

Northstar also continues to serve the needs of medium-sized and smaller banks through its national network of distributors. This business remains strong and continues to expand.

Expanding Product and Service Offering

Northstar expanded its product offering in 1998 through the addition of envelopes, individualized gift certificates and over 400 new internal bank forms. This broad product offering supports the "one-stop shopping" concept for customers. As electronic commerce grows in popularity, more and more customers of Northstar and its business partners are ordering their financial forms, business forms and negotiable documents on-line, through point-and-click transactions. Electronic Data Interchange (EDI) at Northstar ensures accurate order entry and efficient invoicing. The billing system now links electronically to business partners and distributors for electronic or conventional billing to meet customer needs.

Northstar continues to expand support and services for customers:

- Two new, highly automated warehouses near its manufacturing plants integrate production and distribution in support of the forms management programs required by large financial institutions. These customers using Northstar forms management rest assured that their every branch and operating unit will have a constant supply of all forms and materials.

- Summary billing creates a comprehensive statement, electronically or on paper as desired, breaking out ordering by organizational components in any way the customer requests.

- Using Pick and Pack, a customer orders to take advantage of quantity discounts, but has its forms shipped in smaller quantities whenever it requests them.

- The SecureStar program allows customers to select from over 30 high-tech security options for customized protection against fraud.

Fast-forward to flexibility

Bringing the new Star Computer System on stream in its operating locations is taking Northstar to a significantly higher level of operating efficiency and flexibility than ever possible before. With software created specifically for the financial forms business, The Star System allows the Company to operate on a fully coordinated, seamless basis to ensure rapid and efficient production of all forms and documents.

When an order comes in from a customer directly, or by a business partner or distributor, the information is efficiently entered on the system once and for all. Programmed to balance the workload among the various Northstar operations for optimal productivity, the system can also readily reassign work in the event of a power outage or other contingency in any individual production plant. Work-in-process information is instantly available to those authorized throughout the Company. The system also provides the necessary data to the computer systems of business partners and distributors for tracking and invoicing as required.

Moving ahead through technology

Annual investments of over $2 million in technology have moved Northstar into the forefront of automation in its industry. A premier producer of bank forms, business forms and negotiable documents ON PAPER, Northstar has become virtually PAPERLESS in its composition, pre-press, tracking and invoicing systems.

- Designers create documents on Macintosh, PC and Unix-based systems quickly and efficiently, taking advantage of the latest upgrades in publishing software.

- Proofing has moved from "snail mail" to e-mail. Instead of sending paper proofs overnight to customers and awaiting their response, designers transmit their layouts electronically in seconds, often getting the response back in minutes rather than days.

- Advanced file servers allow document files to be transmitted between departments or between plants on the Internet.

- The creation of printing plates, which used to involve the developing, cutting and taping of photographic film, now happens electronically, through an on-screen, point-and-click computer program, with much greater flexibility and efficiency.

- On-press, computerized electronic sequencing of numbers eliminates waste when paper rolls are changed--without stopping the printing of sequentially numbered documents.

- Northstar has also continued to upgrade its state-of-the art capabilities in image processing for banking customers, enabling them to reduce encoding activities.

- Linking its variable image printing system to an Internet server, Northstar has increased by ten-fold its ability to produce gift certificates, redemption checks and other individualized documents for retail and direct-mail customers.

                                                              Year Ended, October 31:
                                    1998              1997             1996             1995             1994             1993
Results of Operations
Net Sales                        $41,809,938       $46,277,461      $28,903,158      $24,215,962      $22,633,951      $20,019,575
Gross Profit                      11,356,506        15,417,187        6,748,180        4,975,894        5,177,970        4,652,286
Operating Income                   3,478,686         7,298,492        2,375,086        1,902,976        2,135,223        1,697,710
Net Earnings                       1,782,941         4,135,922        1,263,056        1,363,410        1,285,835        1,374,657
Cash Flow/Ops                      5,183,231         5,833,641        2,872,187        1,376,858        2,322,240        2,076,189
Financial Condition
Total Assets                     $29,451,672       $33,324,874      $29,401,432      $17,523,364      $16,499,238      $12,042,847
Working Capital                    7,658,171         7,214,439        5,381,223      $ 4,545,734        3,357,561        3,935,416
Current Ratio                            2.7               2.0              2.2              3.3              2.6              3.4
Long Term Debt                     3,945,550         7,330,550      $10,565,175      $ 2,535,000        2,795,000                -
Stockholders' Equity              18,611,095        16,765,854      $12,638,535      $11,587,122      $10,399,485      $ 9,303,208
Key Ratios Analysis
Gross Profit                            27.2%             33.3%            23.3%            20.6%            22.9%            23.2%
Operating Income                         8.3%             15.8              8.2              7.9              9.4              8.4
Net Earnings                             4.3%              8.9              4.4              5.6              5.7              6.9
Return on Equity                        10.1%             28.1             10.4             12.4             13.0             15.7
L-T Debt to Capitalization              17.5%             30.4             45.5             18.0             21.2
Per Share Data
Book Value                       $      7.00       $      6.45      $      4.91      $      4.41      $      3.93      $      3.55
Net Earnings                             .67              1.59              .49              .52              .49              .53
Dividends                                .14               .12              .09              .08              .08              .07
Weighted Average
  Outstanding Shares               2,655,096         2,598,093        2,572,658        2,626,094        2,642,549        2,617,227

Stock Information/Register

The Company's common stock is traded under the symbol NSCF on the Nasdaq National Market. As of January 18, 1999, the approximate number of stockholders was 900 and holders of record 245. The following table sets forth the range of high and low quotations per share for 1998 and 1997. In 1998 and 1996 the Company declared dividends of $.14 per share and $.12 per share, respectively. Future dividends are restricted to a maximum of 20 percent of consolidated net income under the Company's term loan agreement. (See Note 7 to Consolidated Financial Statements.)

1998 Quarter                  High           Low          Close
1st                           10.88          7.61          9.72
2nd                           10.16          7.78          9.67
3rd                           10.00          7.75          8.00
4th                            9.50          6.25          6.88
Present-1-18-1999              8.63          8.63          8.63

1997 Quarter                  High           Low          Close
1st                           13.67          5.50          7.67
2nd                            9.24          6.67          7.32
3rd                           11.67          7.67         11.33
4th                           12.17          9.50         11.50


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
-------------------------------------------------------------------------------
INTRODUCTION
The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and footnotes which appear elsewhere in this Annual Report.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers that statements contained herein, other than historical data, may be forward-looking and subject to risks and uncertainties. The following important factors could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company:

- Loss of one or more major customers due to bank consolidations or other reasons,

- Rise in paper prices which outpaces the Company's ability to pass the increase onto its customers,

- Inability to extend existing contracts or successfully negotiate new contracts,

- Technological obsolescence of the Company's products or manufacturing equipment,

-    Contracting market for traditional business forms products,

- Competition from large national manufacturers of internal bank forms and custom business forms.

These factors are discussed in more detail in Exhibit 99 to the Company's form 10K.

The following table sets forth, for the years indicated, certain items in the Company's consolidated statement of earnings as a percentage of net sales and the percentage changes of the dollar amounts of such items as compared with the prior year.

                                                                           1998 Compared    1997 Compared to
                                1998           1997          1996             to 1997            1996
------------------------------------------------------------------------------------------------------------
Net Sales                      100.0%          100.0%          100.0%           (9.7%)           60.1%
------------------------------------------------------------------------------------------------------------
Cost of Goods Sold              72.8            66.7            76.7            (1.3)            39.3
------------------------------------------------------------------------------------------------------------
Gross  Profit                   27.2            33.3            23.3           (26.3)           128.5
------------------------------------------------------------------------------------------------------------
Selling General and
Administrative Expenses         18.8            17.5            15.1            (3.0)            85.7
------------------------------------------------------------------------------------------------------------
Operating Income                 8.3            15.8             8.2           (52.3)           207.3
------------------------------------------------------------------------------------------------------------
Net Earnings                     4.3             8.9             4.4           (56.9)           227.5
------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
NET SALES. Net sales in 1998 decreased $4,467,523 from $46,277,461 in 1997 to $41,809,938 in 1998. The 1997 net sales increased $17,374,303 from 1996 sales of
$28,903,158. Internal bank forms contributed 69.7 percent of sales in 1998 compared to 72.4 percent in 1997 and 63.5 percent in 1996. The balance of sales were custom business forms products, principally secure and negotiable documents.

Sales of internal bank forms decreased $4,555,289 from $33,680,702 in 1997 to $29,125,413 in 1998, a decrease of 13.5 percent. The 1997 internal bank forms sales increased $15,321,643, an 83.5 percent increase from the 1996 sales of $18,359,059. Approximately 96 percent of the decrease for 1998 and 79 percent of the increase for 1997 can be attributed to the financial forms division of Deluxe Corporation that the Company acquired in July 1996, now called Northstar Financial Forms. During 1998, competition in the internal bank forms industry became more intense, particularly in contract negotiations with larger banks. This increased competition resulted in non-renewal of three sales contracts for Northstar Financial Forms. In addition, as part of the 1996 acquisition, the Northstar Financial Forms division had a two year contract to manufacture a special product line for Deluxe Corporation (Deluxe). Deluxe elected not to renew the contract in 1998. The non-renewal of these four sales contracts accounted for approximately $3.0 million of the sales reduction in internal bank forms for 1998. The remaining sales of internal bank forms remained relatively flat for 1998 with no significant change in product mix, sales prices or customer base compared to 1997.

Sales of custom business forms include standard business forms as well as various secure and negotiable documents such as gift certificates, money orders, certificates of title and bank official checks. Custom business forms sales were relatively flat with $12,684,525 in sales in 1998 compared to $12,596,758 in 1997 and $10,544,099 in 1996. During 1998, there was no significant change in the sales mix between standard business forms and secure and negotiable documents or in the customer base compared to 1997. Approximately 92 percent of the increase in 1997 was from increased sales in one negotiable document product line.

GROSS PROFIT. Gross profit was $11,356,506 (27.2 percent of net sales) in 1998 compared to $15,417,187 (33.3 percent of net sales) in 1997 and $6,748,180 (23.3 percent of net sales) in 1996. In 1998, strong competition in the internal bank forms market resulted in renewal of certain contracts at reduced profit margins. In addition, retail sales to financial institutions accounted for 34 percent of Company sales in 1998 compared to 37 percent in 1997 and 23 percent in 1996. Retail sales generally have a higher gross profit which is then offset by higher selling and administrative expenses, which consist primarily of personnel costs to administer these sales. The increased number of contracts with lower margin levels, the decrease in retail sales and the overall decrease in sales reduced the absorption of fixed and semi-fixed costs thereby decreasing the gross profit. For example, although variable components of manufacturing costs, particularly materials and direct labor, remained relatively stable as a percentage of sales, other fixed and semi-fixed costs had a negative impact on gross margin. In 1998, due to the reduced cost absorption from the overall reduction in sales, fixed costs such as depreciation and building occupancy costs and semi-fixed costs such as indirect labor accounted for a 4.0 percent decrease in gross profit. In

1997, material costs decreased approximately 7 percent. This decrease in material costs was due to paper price declines in certain types of paper and changes in product mix to more labor intensive products. In addition, the increased sales improved the absorption of costs. These factors increased the gross profit from the 1996 level of 23.3 percent to 33.3 percent in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $240,875 in 1998 compared to 1997 and increased $3,745,601 in 1997 compared to 1996. In 1998, sales commissions to distributor/partners were restructured to provide additional incentive to increase new business. These restructured commission cost increases were offset by decreases in costs related to employee profit sharing and bonuses and reduced computer service costs. The 1997 increase of $3,745,601 included approximately $3,350,000 in expenses for the financial forms division acquired in the last fiscal quarter of 1996. The balance of the increase in 1997 is principally due to increased contributions to employee benefit plans.

OTHER INCOME AND EXPENSE. Other income and expense consists principally of interest expense which decreased $250,347 in 1998 due to debt repayments and increased $526,077 in 1997 due to the debt incurred with the Northstar Financial Forms Division acquisition.

PROVISION FOR INCOME TAXES. The provision for incomes taxes increased to 40.5 percent in 1998 compared to 37.4 percent in 1997 and 39.9 percent in 1996.

NET EARNINGS. Net earnings were $1,782,941 ($ 0.67 per basic share) in 1998 compared to $4,135,922 ($1.59 per basic share) in 1997 and $1,263,056 ($ 0.49 per basic share) in 1996. Return on average assets was 5.7 percent in 1998 compared to 13.2 percent in 1997 and 5.4 percent in 1996. Return on average stockholders' equity was 10.1 percent in 1998 compared to 28.1 percent in 1997 and 10.4 percent in 1996.

FINANCIAL CONDITION
ACQUISITION: In July 1996 the Company acquired certain assets of the financial forms division of Deluxe Corporation for $9.3 million. The Company financed the acquisition with a $9.0 million term loan. This acquisition consisted principally of manufacturing equipment at an appraised value of $7.3 million. The Company continues to expand its manufacturing capacity through the acquisition of other equipment. Capital expenditures for 1998 were $1.8 million compared to $2.0 million in 1997 and $1.0 million for 1996.

LONG TERM DEBT. The Company's long term debt consists of the term loan related to the 1996 acquisition and Industrial Development Revenue Bonds which were used to finance construction. The term loan and the bonds are collateralized by the Company's property, plant and equipment, inventories and accounts receivable. In addition to the required payments on the debt, the Company prepaid $2,000,000 on its term loan in 1998 resulting in total debt repayment of $5,235,000 for the year. This repayment in 1998 reduced long term debt from $10,565,550 on October 31, 1997 to $5,330,550 on October 31, 1998. Both the term loan and the bonds specify limits on capital expenditures and dividends as well as specify working capital, net worth and certain financial ratios that the Company must maintain.

LIQUIDITY. Cash provided by operations remained relatively constant at $5.2 million in 1998 compared to $5.8 million in 1997. Cash provided by operations was $2.9 million in 1996. Although 1998 net earnings decreased $2.4 million from 1997, the change in operating assets and liabilities to effectively offset each other during 1998 resulting in no significant change in cash compared to the $1.2 million decrease in cash during 1997 from the change in these assets and liabilities. The Company's working capital was $7.7 million as of October 31, 1998 compared to $7.2 million as of October 31, 1997. Depreciation and amortization expense was $2,861,826 and $2,729,918 for 1998 and 1997 respectively.

If necessary to finance operations, the Company has a $1.5 million line of credit at an interest rate equal to the bank's reference rate. The Company did not have to utilize this line of credit during 1998 or 1997. The Company believes its existing financial resources are adequate to fund its 1999 operations, including projected capital expenditures of $2.1 million and dividend payments, and foresees no events or uncertainties that are likely to have a material impact on its liquidity.

OUTLOOK. Merger and acquisition activity in the banking industry is extremely strong at this time. Banks generally consolidate their purchasing of internal bank forms with one supplier. Therefore, the Company could obtain or lose a significant customer or numerous smaller customers as this consolidation activity continues. The Company continues to work to stabilize and increase its customer base. During the third quarter of 1998, the Company was able to obtain three new large-volume internal bank form customers which are expected to positively impact sales in 1999. In addition, to increase and improve market penetration in the internal bank forms market, the Company has developed additional distribution channels by forming two new strategic alliances with other companies in the financial forms industry. Sales with one of these partners has already begun. Sales with the second alliance depends on the partner's ability to sell internal bank forms as ancillary products used in the equipment it sells to the banking industry. In the custom business forms market, the Company has verbally agreed to an extension and expansion of its contracts to manufacture negotiable documents for its largest customer. The proposed new contract would be for a four- year term with sales from a new product line estimated at $3 million annually. The Company also has a proposal pending for one other new negotiable document contract.

Paper price changes, sales volume changes and sales mix changes are three factors with a significant effect on the Company's gross profit. The Company expects the paper industry to increase prices in 1999, but at this time expects to be able to pass these paper price increases onto its customers. In 1999 sales volumes are expected to increase in both custom business forms and internal bank forms with no significant change in the sales mix. Based upon these expectations, the Company expects the 1999 gross profit to exceed the 1998 gross profit both in total and as a percentage of sales.

The Company does not anticipate significant changes in selling, general and administrative costs for 1999. Based on the projected increase in sales volume, these costs are expected to decrease as a percentage of sales in 1999.

The outlook for the Company has been positively affected by the internal bank forms computer system which the Company developed and installed in the first location in the last quarter of 1997. This system has been continually enhanced and is now installed in three of the Company's four internal bank forms production facilities. The fourth installation is scheduled for the second quarter of fiscal 1999. The integrated computer system is already increasing operating efficiencies within the three plants by streamlining order processing, enhancing equipment utilization and improving billing and reporting capabilities.

NEW ACCOUNTING PRONOUNCEMENTS. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," a new standard requiring the reporting and display of "Comprehensive Income" (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investment by owners and distributions to owners) and its components in a full-set of general-purpose financial statements. The new standard will be effective for the Company's annual financial statements in fiscal year 1999. In fiscal years 1998, 1997 and 1996, the Company did not have any changes in stockholders' equity from nonowner sources.

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," a new standard for reporting information about business segments in financial statements. The new standard will be effective for the Company's annual financial statements in fiscal year 1999. The Company has not determined what impact, if any, this new standard will have on its reporting of segment information.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

YEAR 2000 READINESS

STATE OF READINESS. As part of the Company's Y2K Plan, management is in the process of evaluating its information technology ("IT") and non-information ("non-IT") technology systems, including manufacturing equipment, telephone and mechanical systems and other equipment and systems with embedded date sensitive technology for Year 2000 compliance. The Company's Y2K Plan is focused on assessing and ensuring compliance in the following areas: IT and non-IT hardware, operating systems, software applications and custom applications. Additionally, the Company is reviewing the Year 2000 compliance status of its customers, vendors and other service providers.

HARDWARE. The Company is in the process of completing its assessment of its IT and non-IT hardware for Y2K compliance. The Company estimates that 70% of its IT and non-IT hardware has either been upgraded for Y2K compliance or has been certified internally or through the appropriate vendor to be compliant. The Company expects that the remaining IT and non-IT hardware will be upgraded or certified as Y2K compliant by August 31, 1999.

OPERATING SYSTEMS. The Company's operating systems are SCO Unix 5.0 or higher, Microsoft NT4X and Microsoft Windows 95 or 98. SCO Unix has certified versions
5.0 to be Y2K compliant. Microsoft has certified Windows 98 to be compliant and 95 to be compliant with minor issues. Microsoft has certified NT4X software as compliant now that the upgrade released in December 1998 has been installed.

SOFTWARE APPLICATIONS. The Company's primary information systems application consist of licensed product purchased from Plantrol Systems, Ltd. (Plantrol). Plantrol has certified that all installations since January 1, 1997 are Y2K compliant. All systems in our internal bank forms manufacturing plants were installed subsequent to January 1, 1997. For the custom business forms application which was installed prior to 1997, Plantrol has installed Y2K service patches and the Company has tested the compliance on a computer server operating system running the Year 2000. The minor application errors noted have been patched. The Company's software systems also consist of Mecca computer composition systems and one Solimar System, Inc. (Solimar) Print Management System. At some of the Company's locations, the Mecca systems require service patches which will be installed in early 1999. Solimar has certified its system to be Y2K compatible. The Company believes that date/time issues related to some limited custom applications are either non-essential to the functioning of the application, or can be worked around, or the function can be accomplished manually if required.

OTHER TECHNOLOGY. The Company has started to replace other technology that is known to be non Y2K compatible or to upgrade hardware and software as needed. The security systems at all locations have either been certified as Y2K compatible or the required upgrades have been ordered. Other items such as telephone systems that are not Y2K compatible are being upgraded or replaced as deemed appropriate. In the first quarter of 1999, the phone system of the one location deemed not to be upgradeable was replaced with a new Y2K compliant system. Such expenditures are included in the 1999 proposed capital expenditure budget of $2.1 million.

THIRD PARTY RELATIONSHIPS. Because Y2K issues also impact the Company by affecting the business and operations of the Company's vendors, customers and other business partners, the Company is in the process of communicating with these parties in order to determine their Y2K compliance status. This communication is in the early stage, and accordingly, the Company has not been able to determine if the failure of a third-party to be Y2K compliant will have a materially adverse effect on the Company. The Company anticipates that this part of its Y2K plan will be complete by July 1999.

COST TO ADDRESS YEAR 2000 ISSUES. Although the ultimate cost of attaining Year 2000 compliance is not fully known at this time, managements best estimate is that the external costs will not be material. These costs will be funded from operations. The Company does not track internal personnel time spent on IT projects, including the Y2K project. To date, no information technology projects have been delayed as a result of the Company's Y2K project. In the event the Company's Y2K Plan is not successful or implemented timely, the Company may need to devote more resources to the process and additional costs may be incurred. Such a situation could have a materially adverse effect on the Company's financial condition and results of operations.

WORST CASE SCENARIO. The Company believes that the worst scenario that could reasonably result from the Year 2000 problem would be the failure of one or more significant vendors, customers or business partners to become Year 2000 compliant and the inability of the Company to determine and react on a timely basis to mitigate the effects. Even though the Company is undertaking its Y2K Plan in an effort to minimize its risks, there can be no assurance that this scenario or any other impact of the Y2K problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

CONTINGENCY PLANS. To date, the Company has not yet developed any detailed contingency plans to address Year 2000 compliance deficiencies, as it is still in the process of gathering data from its customers, vendors and other business partners regarding their Year 2000 compliance and otherwise implementing its Y2K Plan. To the extent that the Company identifies Year 2000 compliance issues that cannot be addressed on a timely basis, it will seek to develop appropriate contingency plans in order to mitigate its risk.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
OCTOBER 31, 1998 AND 1997

                     ASSETS                                     1998                    1997
Current assets:
     Cash and cash equivalents                            $  4,162,845            $  5,317,881
     Accounts receivable, net                                4,936,112               6,614,209
     Inventories                                             2,245,338               1,912,646
     Deferred income taxes                                     255,656                 318,656
     Other current assets                                      687,769                 267,737
                                                          ------------            ------------

      Total current assets                                  12,287,720              14,431,129
                                                          ------------            ------------

Property, plant and equipment, net                          14,153,269              15,211,143
Notes receivable, less current portion                         161,573                 829,108
Goodwill, net                                                1,556,293               1,757,799
Other assets, net                                            1,292,817               1,095,695
                                                          ------------            ------------

      Total assets                                        $ 29,451,672            $ 33,324,874
                                                          ------------            ------------
                                                          ------------            ------------

           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of long-term debt                       1,385,000               3,235,000
     Accounts payable                                        1,316,878               1,373,805
     Accrued liabilities                                     1,927,671               2,607,885
                                                          ------------            ------------

      Total current liabilities                              4,629,549               7,216,690

Long-term debt, less current portion                         3,945,550               7,330,550
Deferred compensation                                          738,845                 827,147
Deferred income taxes                                        1,526,633               1,184,633

Commitments (Notes 7 and 8)

Stockholders' equity:
     Common shares; $.05 par value, authorized
        5,000,000 shares; issued and outstanding,
        1998: 2,714,436; 1997:  2,642,207                      135,722                 132,110
     Additional paid-in capital                              2,671,492               2,245,730
     Retained earnings                                      15,803,881              14,388,014
                                                          ------------            ------------

      Total stockholders' equity                            18,611,095              16,765,854
                                                          ------------            ------------

      Total liabilities and stockholders' equity          $ 29,451,672            $ 33,324,874
                                                          ------------            ------------
                                                          ------------            ------------

          The accompanying notes are an integral part of the consolidated financial statements.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996

                                                              1998                      1997                  1996
Net sales                                                $  41,809,938            $  46,277,461         $  28,903,158

Cost of goods sold                                          30,453,432               30,860,274            22,154,978
                                                         -------------            -------------         -------------

      Gross profit                                          11,356,506               15,417,187             6,748,180

Selling, general and administrative expenses                 7,877,820                8,118,695             4,373,094
                                                         -------------            -------------         -------------

      Operating income                                       3,478,686                7,298,492             2,375,086
                                                         -------------            -------------         -------------

Other income (expense):
     Interest expense                                         (642,169)                (892,516)             (366,439)
     Other, net, principally interest income                   158,424                  196,946                94,409
                                                         -------------            -------------         -------------

                                                              (483,745)                (695,570)             (272,030)
                                                         -------------            -------------         -------------

      Earnings before provision for income taxes             2,994,941                6,602,922             2,103,056

Provision for income taxes                                   1,212,000                2,467,000               840,000
                                                         -------------            -------------         -------------

      Net earnings                                       $   1,782,941            $   4,135,922         $   1,263,056
                                                         -------------            -------------         -------------
                                                         -------------            -------------         -------------

Net earnings per common share:
     Basic                                               $        0.67            $        1.59         $        0.49
                                                         -------------            -------------         -------------
                                                         -------------            -------------         -------------

     Diluted                                             $        0.62            $        1.48         $        0.48
                                                         -------------            -------------         -------------
                                                         -------------            -------------         -------------

            The accompanying notes are an integral part of the consolidated financial statements.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996


                                                                COMMON STOCK
                                                         --------------------------         ADDITIONAL
                                                                          STATED              PAID-IN         RETAINED
                                                          SHARES          CAPITAL             CAPITAL        EARNINGS
Balances at October 31, 1995                             1,713,896       $  85,695         $  1,983,865    $  9,517,562

Purchase and retirement of stock                              (389)            (20)              (2,704)

Stock options exercised                                      3,064             153               14,016

Cash dividends, $.130 per share                                                                                (223,088)

Net earnings                                                                                                  1,263,056
                                                        ----------       ---------         ------------    ------------
Balances at October 31, 1996                             1,716,571          85,828            1,995,177      10,557,530

Stock options exercised                                     44,900           2,245              294,590

Cash dividends, $.175 per share                                                                                (305,438)

Net earnings                                                                                                  4,135,922
                                                        ----------       ---------         ------------    ------------

Balances at October 31, 1997                             1,761,471          88,073            2,289,767      14,388,014

Stock split                                                880,690          44,035              (46,269)

Stock options exercised                                     72,275           3,614              257,994

Cash dividends, $.137 per share                                                                                (367,074)

Tax benefit from stock options exercised                                                        170,000

Net earnings                                                                                                  1,782,941
                                                        ----------       ---------         ------------    ------------

Balances at October 31, 1998                             2,714,436       $ 135,722         $  2,671,492    $ 15,803,881
                                                        ----------       ---------         ------------    ------------
                                                        ----------       ---------         ------------    ------------

            The accompanying notes are an integral part of the consolidated financial statements.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996

                                                                          1998                 1997            1996
Cash flows from operating activities:
     Net earnings                                                     $  1,782,941         $  4,135,922    $  1,263,056
     Adjustments to reconcile net earnings to net
      cash provided by operating activities:
      Depreciation                                                       2,517,552            2,458,399       1,736,839
      Amortization                                                         344,274              271,519          79,118
      Provision for losses on (recovery of) receivables                    (70,586)             167,437          63,857
      Deferred income taxes                                                405,000              (25,000)        348,000
      Loss (gain) on sale of land and equipment                             50,286               (5,576)         (3,687)
      Changes in certain operating assets and
        liabilities                                                        153,764           (1,169,060)       (614,996)
                                                                      ------------         ------------    ------------

      Net cash provided by operating activities                          5,183,231            5,833,641       2,872,187
                                                                      ------------         ------------    ------------

Cash flows from investing activities:
     Capital expenditures and equipment deposits                        (1,577,203)          (1,465,679)     (1,021,415)
     Capitalized computer software costs                                  (236,405)            (584,321)
     Purchase of certain assets of a division of
       Deluxe Corporation                                                                                    (9,324,754)
     Proceeds from sale of land and equipment                               67,239               12,400           5,550
     Notes receivable granted                                                                                   (65,919)
     Notes receivable repayments                                           736,932              117,219          83,137
                                                                      ------------         ------------    ------------

      Net cash used in investing activities                             (1,009,437)          (1,920,381)    (10,323,401)
                                                                      ------------         ------------    ------------

Cash flows from financing activities:
     Principal payments on long-term debt                               (5,235,000)          (1,029,450)       (140,000)
     Borrowing on long-term debt                                                                              9,000,000
     Dividends paid                                                       (353,204)            (240,869)       (222,914)
     Stock options exercised                                               261,608              296,835          14,169
     Other, net                                                             (2,234)                              (2,724)
                                                                      ------------         ------------    ------------

      Net cash (used in) provided by financing
       activities                                                       (5,328,830)            (973,484)      8,648,531
                                                                      ------------         ------------    ------------

Net (decrease) increase in cash and
      cash equivalents                                                  (1,155,036)           2,939,776       1,197,317

Cash and cash equivalents at beginning of year                           5,317,881            2,378,105       1,180,788
                                                                      ------------         ------------    ------------

Cash and cash equivalents at end of year                              $  4,162,845         $  5,317,881    $  2,378,105
                                                                      ------------         ------------    ------------
                                                                      ------------         ------------    ------------

            The accompanying notes are an integral part of the consolidated financial statements.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF THE BUSINESS:

     Northstar Computer Forms, Inc. and Subsidiary (the Company) designs, manufactures and markets printed forms with an emphasis on MICR (Magnetic Ink Character Recognition) printing. The Company's two business concentrations are custom business forms which are marketed in the North Central United States and negotiable documents and internal bank forms which are marketed nationally. Sales are principally made through distributors, with the remainder directly to end-user customers. Approximately 34%, 37% and 23% of the Company's net sales were to financial institutions in fiscal years 1998, 1997 and 1996, respectively. The Company's corporate headquarters is in Brooklyn Park, Minnesota.

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

     INVENTORIES:

     Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. As of October 31, 1998 and 1997, consolidated inventories, stated at LIFO, approximated the cost of consolidated inventories using the first-in, first-out (FIFO) method.

     PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method. The estimated useful lives are 15 - 40 years for buildings, 5 - 10 years for machinery and equipment, and 3 - 8 years for furniture and fixtures and automobiles. Leasehold improvements are amortized on a straight-line basis generally over the term of the respective leases. Gains or losses on dispositions are included in current earnings. Major renewals or betterments are capitalized while maintenance and repairs are charged to current operations when incurred.

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

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

     GOODWILL:

     During fiscal year 1996, the Company recorded goodwill in connection with its purchase of substantially all the assets of the Financial Forms Division of Deluxe Corporation (see Note 2). Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and is being amortized on a straight-line basis over 10 years.

     LONG-LIVED ASSETS:

     The recoverability of long-lived assets, including goodwill, is assessed annually or whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying values of long-lived assets are not likely to be recovered from future net operating cash flows, they will be written down for financial reporting purposes.

     INCOME TAXES:

     Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense or benefit is the tax refundable or payable for the period and the change during the period in deferred tax assets and liabilities.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     EARNINGS PER SHARE:

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," a new standard for computing and presenting earnings per share. As required, the Company adopted this new standard in the first quarter of fiscal year 1998. Net earnings per share (EPS) for all periods presented have been computed by dividing net earnings by the weighted average number of common shares outstanding (basic EPS) and by the weighted average number of common and common equivalent shares outstanding (diluted EPS). The Company's common equivalent shares consist of stock options when their effect is not antidilutive.

     The computations of basic and diluted weighted average common shares outstanding are as follows:

                                                        1998         1997        1996
     Weighted average common shares outstanding      2,655,096    2,598,093   2,572,658

     Common equivalent shares outstanding:
          Option equivalents                           199,387      187,860      72,378
                                                     ---------    ---------   ---------
     Weighted average common and common
          equivalent shares outstanding              2,854,483    2,785,953   2,645,036
                                                     ---------    ---------   ---------
                                                     ---------    ---------   ---------

     At October 31, 1998, 1997 and 1996, 9,000, 30,000 and 72,000 outstanding options were excluded from the computation of diluted earnings per share for the year then ended because the options' exercise price was greater than the average market price of the Company's common shares during the respective year.

     NEW ACCOUNTING PRONOUNCEMENTS:

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," a new standard requiring the reporting and display of "Comprehensive Income" (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investment by owners and distributions to owners) and its components in a full-set of general-purpose financial statements. The new standard will be effective for the Company's annual financial statements in fiscal year 1999. In fiscal years 1998, 1997 and 1996, the Company did not have any changes in stockholders' equity from nonowner sources.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," a new standard for reporting information about business segments in financial statements. The new standard will be effective for the Company's annual financial statements in fiscal year 1999. The Company has not determined what impact, if any, this new standard will have on its reporting of segment information.

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

2.   ACQUISITION:

     In July 1996, the Company purchased substantially all of the assets of the Financial Forms Division of Deluxe Corporation (the Acquisition) for $9,200,000 in cash and incurred $124,754 of direct acquisition costs. The assets acquired consisted principally of equipment which was used by Deluxe Corporation to manufacture internal bank forms. The Company has continued to use the assets to manufacture internal bank forms, which is the same product manufactured by the Company's subsidiary, General Financial. The Company recorded goodwill of $2,015,065 in connection with the Acquisition.

     In the year of acquisition, the financial results attributable to the Acquisition were included in the Consolidated Statement of Earnings for the period from the acquisition date through October 31, 1996. The unaudited financial results of operations for the fiscal year ended October 31, 1996, on a pro forma basis as though the Acquisition occurred as of November 1, 1995, are as follows:

     Net sales                                            $  43,650,175
     Net earnings                                             1,773,502

     Diluted net earnings per common share                        $0.67

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


3.   SELECTED BALANCE SHEET INFORMATION:

     The following provides additional information concerning selected balance sheet accounts at October 31, 1998 and 1997:

                                               1998           1997
   Accounts receivable, net:
      Accounts receivable                  $  5,074,112  $  6,908,209
      Allowance for doubtful accounts          (138,000)     (294,000)
                                           ------------  ------------
                                           $  4,936,112  $  6,614,209
                                           ------------  ------------
                                           ------------  ------------

   Inventories:
      Raw material                            1,394,156     1,492,927
      Work in process                           598,846       329,175
      Finished goods                            252,336        90,544
                                           ------------  ------------

                                           $  2,245,338  $  1,912,646
                                           ------------  ------------
                                           ------------  ------------

   Property, plant and equipment, net:
      Land                                      109,626       109,626
      Buildings                               3,993,073     3,927,785
      Machinery and equipment                24,124,637    23,346,491
      Furniture and fixtures                  1,804,043     1,733,622
      Automobiles                               335,322       295,068
      Leasehold improvements                     66,313        66,313
                                           ------------  ------------

                                             30,433,014    29,478,905
      Accumulated depreciation              (16,213,432)  (14,201,449)
      Accumulated amortization                  (66,313)      (66,313)
                                           ------------  ------------
                                           $ 14,153,269  $ 15,211,143
                                           ------------  ------------
                                           ------------  ------------

   Goodwill, net:
      Goodwill                                2,015,065     2,015,065
      Accumulated amortization                 (458,772)     (257,266)
                                           ------------  ------------

                                           $  1,556,293  $  1,757,799
                                           ------------  ------------
                                           ------------  ------------

   Other assets, net:
      Computer software costs, net of
        accumulated amortization of
        $171,683 and $48,429 at
        October 31, 1998 and
        1997, respectively                      649,043       535,892
      Cash value of life insurance, net
        of outstanding loans
        of $166,857 at October 31,
        1998 and 1997                           359,918       308,646
      Other                                     283,856       251,157
                                           ------------  ------------

                                           $  1,292,817  $  1,095,695
                                           ------------  ------------
                                           ------------  ------------

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


3.   SELECTED BALANCE SHEET INFORMATION, CONTINUED:

                                                1998            1997
Accrued liabilities:

      Payroll and bonuses                  $    504,888   $    676,811
      Vacation                                  345,471        341,050
      Profit sharing                            301,125        540,000
      Real estate taxes                         195,454        214,192
      Dividends                                 190,017        176,147
      Other                                     390,716        659,685
                                           ------------   ------------

                                           $  1,927,671   $  2,607,885
                                           ------------   ------------
                                           ------------   ------------

4.   SUPPLEMENTAL CASH FLOW INFORMATION:

     Changes in certain operating assets and liabilities are as follows:

                                                1998            1997              1996
   Accounts receivable                     $  1,748,683    $  (2,052,911)   $  (1,146,436)
   Inventories                                 (332,692)         379,411         (974,143)
   Other assets                                (592,914)        (111,704)         (96,583)
   Accounts payable                             (56,927)        (729,732)       1,283,976
   Accrued liabilities                         (612,825)       1,293,928          269,662
   Deferred compensation                            439           51,948           48,528
                                           ------------    -------------    -------------

                                           $    153,764    $  (1,169,060)   $    (614,996)
                                           ------------    -------------    -------------
                                           ------------    -------------    -------------


   Cash paid during the year for:
      Interest                             $    699,308    $     834,348    $     357,948
      Income taxes                            1,456,894        2,222,243          384,105

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

5.   NOTES RECEIVABLE:

     Notes receivable consisted of the following at October 31, 1998 and 1997:

                                                                          1998                   1997
  Brooklyn Park Economic Development Authority Tax Increment
     Financing Note, interest at 9.5%, payable in semi-annual
     installments of $48,889, with remaining principal and
     interest due August 2001.                                         $  204,250             $  258,008

  Note receivable, interest at 8%.  During fiscal year 1998, this
     note receivable was paid in full to the Company.                           -                614,666

  Other, mainly customers, with various terms                              33,095                101,603
                                                                       ----------             ----------

                                                                          237,345                974,277

  Less current portion, included in "other current assets"                (75,772)              (145,169)
                                                                       ----------             ----------

                                                                       $  161,573             $  829,108
                                                                       ----------             ----------
                                                                       ----------             ----------

     Management believes that the carrying values of its notes receivable as of October 31, 1998, approximate their fair value.

6.   BANK LINE OF CREDIT:

     In July 1996, the Company entered into a Revolving Credit agreement (Agreement) with a bank in connection with a term loan (see Note 7) and the Acquisition (see Note 2). Under this Agreement, the Company may borrow up to $1,500,000 with interest accruing at the prime interest rate. The Company would have the option to convert the variable interest rate on all or a portion of these borrowings to a fixed rate determinable at the date of conversion upon notification to the bank. Collateral for borrowings under this Agreement, as well as the related covenants, are the same as the term loan the Company entered into during July 1996 (see Note 7). There were no borrowings under this Agreement during fiscal years 1998, 1997 or 1996.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


7.  LONG-TERM DEBT:

    Long-term debt consisted of the following at October 31, 1998 and 1997:

                                1998                1997
     Revenue Bonds          $  2,010,000        $  2,345,000
     Term Loan                 3,320,550           8,220,550
                            ------------        ------------
                               5,330,550          10,565,550
     Less current portion     (1,385,000)         (3,235,000)
                            ------------        ------------

                            $  3,945,550        $  7,330,550
                            ------------        ------------
                            ------------        ------------

     REVENUE BONDS:

     In August 1994, the Company received proceeds of $2,945,000 from the issuance of Variable Rate Demand Industrial Development Revenue Bonds (Revenue Bonds) in connection with the construction of the Company's corporate headquarters and manufacturing facility. The Revenue Bonds require annual principal payments of $335,000 through fiscal year 2004 and bear interest at an interest rate which varies based upon comparable tax-exempt issues, but not to exceed 12%. The interest rate at October 31, 1998, was 3.5%. The Company has an option to convert the variable interest rate on these bonds to a fixed interest rate determinable at the date of conversion upon notification to the bond trustee. The Revenue Bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the Revenue Bonds.

     The letter of credit is renewable upon mutual agreement of the Company and the financial institution. If the letter of credit is not renewed and the Company is unable to obtain a similar letter of credit with another financial institution, the Revenue Bonds may be callable at the option of the bond trustee.

     The Company's outstanding letter of credit expires in August 2000 and is collateralized by its corporate headquarters and manufacturing facility, inventories and accounts receivable. The letter of credit agreement, among other things, requires the Company to not exceed annual capital expenditures ranging from $1,200,000 to $1,400,000 until the Revenue Bonds have been fully paid, maintain certain minimum net worth requirements, meet certain leverage and cash flow ratios, as well as limits cash dividends. The letter of credit agreement also allows for the lender to call the debt upon any "material change in the nature of the business." For fiscal years 1997, 1998 and 1999 only, the letter of credit agreement was amended to increase the allowable maximum annual capital expenditure amount to $2,100,000 for fiscal year 1997 and $2,500,000 for fiscal years 1998 and 1999.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


7.   LONG-TERM DEBT, CONTINUED:

     TERM LOAN:

     In July 1996, the Company entered into a term loan (Term Loan) with a bank for $9,000,000 in connection with the Acquisition (see Note 2).
     The Term Loan is collateralized by substantially all the Company's assets and requires remaining quarterly principal payments of $262,500 through October 2001, with the remaining principal amount to be paid in January 2002. The Company has an option, upon written notice to the bank, to accrue interest on its outstanding Term Loan balance based on the prime interest rate or the Eurodollar rate. At October 31, 1998, the interest rate used to accrue interest on the Term Loan was 7.27%. Also, the Term Loan agreement requires excess cash flow, as defined in the agreement, as well as the net proceeds on any sale of stock be used to make principal payments on the Term Loan. Accordingly, due to the excess cash flow provision, the Company classified $2,000,000 as of October 31, 1997, as a component of the current portion of long-term debt (current liability) in addition to its scheduled principal payments due in the succeeding fiscal year under the Term Loan agreement. During fiscal year 1998, the Company made additional principal payments of $2,000,000 in excess of its scheduled principal payments due under the Term Loan. In exchange for the $2,000,000 prepayment, the bank waived the requirement for the Company to make any "excess cash flow" debt repayment related to fiscal year 1998. The Company has an option to convert the variable interest rate on all or a portion of the Term Loan to a fixed interest rate determinable at the date of conversion upon notification to the bank.

     The Term Loan agreement, among other things, requires the Company to not exceed annual capital expenditures ranging from $1,200,000 to $1,400,000 from fiscal year 1998 until the Term Loan and related revolving line of credit (see Note 6) have been fully paid, maintain certain minimum net worth requirements, meet certain current and cash flow ratios, as well as limits cash dividends and lease payments. The Term Loan agreement also allows for the lender to call the debt upon any "material change in the nature of the business." For fiscal years 1997, 1998 and 1999 only, the Term Loan agreement was amended to increase the allowable maximum annual capital expenditure amount to $2,100,000 for fiscal year 1997 and $2,500,000 for fiscal years 1998 and 1999.

     Aggregate maturities of long-term debt are as follows:

     FISCAL YEAR
          1999                                           $  1,385,000
          2000                                              1,385,000
          2001                                              1,385,000
          2002                                                505,550
          2003                                                335,000
          2004                                                335,000
                                                         ------------

                                                         $  5,330,550
                                                         ------------
                                                         ------------

     Management believes that the carrying value of its long-term debt as of October 31, 1998, approximates its fair value.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


8.   OPERATING LEASES, INCLUDING RELATED PARTY LEASE:

     The Company leases certain buildings and equipment under six separate operating lease agreements expiring through 2007 and requiring monthly payments in addition to real estate taxes, insurance and maintenance costs. The Company has the option to extend the lease term upon expiration of one of the leases.

     In August 1997, the Company began leasing the Company's Financial Forms Division manufacturing facility from the Company's Chairman and Chief Executive Officer under an operating lease agreement expiring in fiscal year 2007, with two additional five-year extensions available at the option of the Company. This operating lease agreement requires monthly payments, subject to increase every three years based on that period's average price index, as defined in the lease agreement, in addition to real estate taxes, utilities, assessments, insurance and maintenance costs.

     Future minimum payments, excluding real estate taxes, utilities, assessments, insurance and maintenance costs, under operating lease agreements with noncancellable terms are as follows:

                              NON-
                             RELATED         RELATED
   FISCAL YEAR               PARTY            PARTY          TOTAL
       1999                $  418,571      $  191,000     $  609,571
       2000                   235,691         191,000        426,691
       2001                   110,141         191,000        301,141
       2002                   110,141         191,000        301,141
       2003                   110,141         191,000        301,141
 Thereafter                   211,104         732,167        943,271
                           ----------      ----------     ----------

                           $1,195,789      $1,687,167     $2,882,956
                           ----------      ----------     ----------
                           ----------      ----------     ----------

          Total rent expense was $695,062, $774,372 and $221,328 in fiscal years 1998, 1997 and 1996, respectively, exclusive of real estate taxes, insurance and maintenance costs. Rent expense related to the related party lease, exclusive of real estate taxes, insurance and maintenance costs, was $191,000 and $31,384 in fiscal years 1998 and 1997, respectively.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


9.    INCOME TAXES:

      The provision for income taxes consisted of the following:

                                                 FISCAL YEARS
                                  ----------------------------------------
                                       1998         1997          1996
     Currently payable:
          Federal                 $   684,000   $  2,153,000   $   414,000
          State                       123,000        339,000        78,000
                                  -----------   ------------   -----------

                                      807,000      2,492,000       492,000
                                  -----------   ------------   -----------

     Deferred provision (benefit):
          Federal                     343,000        (21,000)      298,000
          State                        62,000         (4,000)       50,000
                                  -----------   ------------   -----------

                                      405,000        (25,000)      348,000
                                  -----------   ------------   -----------

                                  $ 1,212,000   $  2,467,000   $   840,000
                                  -----------   ------------   -----------
                                  -----------   ------------   -----------

     The actual provision for income taxes differed from the "expected" amounts computed by applying the U.S. federal corporate tax rate of 34% to earnings before provision for income taxes for the fiscal years ended October 31, 1998, 1997 and 1996, respectively, as follows:

                                                                              FISCAL YEARS
                                                         --------------------------------------------
                                                              1998           1997            1996
     Computed expected provision for income taxes        $  1,018,000    $  2,245,000     $   715,000
     State income taxes, net of federal tax effect            148,000         221,000          51,500
     Other, net                                                46,000           1,000          73,500
                                                         ------------    ------------     -----------

     Actual provision for income taxes                   $  1,212,000    $  2,467,000     $   840,000
                                                         ------------    ------------     -----------
                                                         ------------    ------------     -----------

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


9.   INCOME TAXES, CONTINUED:

     The approximate effects of temporary differences that gave rise to deferred tax balances at October 31, 1998 and 1997, are as follows:

                                                                             1998                  1997
     Deferred tax assets:
          Accounts receivable allowance for doubtful accounts           $      55,200          $    117,600
          Inventories                                                          40,851                35,505
          Accrued liabilities                                                 124,188               130,420
          Deferred compensation                                               331,034               321,153
          Goodwill                                                             58,124                31,258
                                                                        -------------          ------------

               Total deferred tax assets                                      609,397               635,936
                                                                        -------------          ------------

     Deferred tax liabilities:
          Property, plant and equipment                                    (1,669,331)           (1,289,063)
          Investment in limited partnership                                  (211,043)             (212,850)
                                                                        -------------          ------------

               Total deferred tax liabilities                              (1,880,374)           (1,501,913)
                                                                        -------------          ------------

               Net deferred tax liabilities                             $  (1,270,977)         $   (865,977)
                                                                        -------------          ------------
                                                                        -------------          ------------

     The Company has not recorded a valuation allowance as of October 31, 1998 and 1997, related to its deferred tax assets as management believes no such allowance is necessary.


10.  PROFIT-SHARING AND BONUS PLANS:

     The Company has a profit-sharing and 401(k) plan (the Plan) covering substantially all full-time employees of the Company. The Plan was amended during fiscal year 1997 to include the Company's employees who became employed with the Company in connection with the Acquisition (see Note 2) and who were previously ineligible to participate in the Plan. Company contributions are determined based upon a profitability formula approved by the Company's Board of Directors, but are not to exceed 15% of the salary and wages paid to the participants for the year. Vesting of benefits occurs at a rate of 20% for each year of service, commencing after the second full year of service. Vested benefits allocated to the employees' accounts are payable upon retirement, death or earlier termination in a lump sum or installments. The Company recognized expense under the Plan of $301,125, $540,000 and $192,856 in fiscal years 1998, 1997 and 1996, respectively.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


10.  PROFIT-SHARING AND BONUS PLANS, CONTINUED:

     The Company also has a bonus plan for certain key salaried employees. Bonuses are determined, in part, based on a profitability formula approved by the Company's Board of Directors and, in part, at the Board of Directors' discretion. Company expense under the bonus plan was $203,805, $408,440 and $149,027 in fiscal years 1998, 1997 and 1996, respectively.

11.  DEFERRED COMPENSATION:

     The Company has deferred compensation plans covering four current officers and one former officer of the Company. The plans for one current and the former officer call for periodic payments ranging from ten to fifteen years at retirement or death of such employees. The plans for the remaining three current officers call for contributions to a "rabbi trust" to maintain benefits to be paid upon retirement or termination. Deferred compensation expense was $78,882, $51,397 and $65,114 in fiscal years 1998, 1997 and 1996, respectively.

12.  STOCK OPTIONS:

     The Company has an incentive stock option plan for option grants to employees (ISO Plan) and a nonqualified stock option plan for option grants to the Company's Outside Board of Directors (BOD Plan). As of October 31, 1998, the Company has reserved 500,000 and 50,000 shares of its common stock for grant under the ISO Plan and BOD Plan, respectively. During fiscal year 1998, the Company amended its ISO Plan to increase the maximum number of shares reserved for issuance under that plan to 500,000. Options granted under the ISO Plan and BOD Plan have exercise prices not less than the fair market value of the Company's common stock at the date of grant and become exercisable generally over a five-year period or based on the discretion of the Company's Board of Directors. Options granted under the ISO Plan expire in August 2003, regardless of the original grant date, and options granted under the BOD Plan expire 10 years from the date of grant.

     In addition, the Company has a nonqualified stock option plan for option grants to the Company's Board of Directors (Non-Active Plan), under which no more options may be granted. At October 31, 1998, 30,000 of these options are outstanding and have a weighted average exercise price of $3.62. Of these options, 26,000 are exercisable at October 31, 1998. These options expire through 2005.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


12.  STOCK OPTIONS, CONTINUED:

     The following is a summary of the stock option activity with respect to the ISO, BOD and Non-Active Plans:

                                              WEIGHTED
                                               AVERAGE                       OPTIONS
                                           EXERCISE PRICE                    AVAILABLE
                                             PER SHARE        OPTIONS       FOR GRANT
     Balance at October 31, 1995                $4.01         286,900         154,002

     Exercised                                   3.25         (14,000)
     Cancelled                                   4.83          (3,600)          3,600
     Granted                                     5.55          82,000         (82,000)
     Expired                                     3.75          (2,000)
                                                             --------        --------

     Balance at October 31, 1996                 4.39         349,300          75,602

     Exercised                                   4.41         (67,350)
     Cancelled                                   5.58          (8,550)          8,550
     Granted                                     7.17          96,000         (96,000)
     Expired                                     3.87         (14,000)
                                                             --------        --------

     Balance at October 31, 1997                 5.13         355,400         (11,848)

     Authorization of additional stock options                                300,000
     Exercised                                   3.62         (72,275)
     Cancelled                                   4.28          (3,300)          3,300
     Granted                                    12.67           9,000          (9,000)
     Expired                                     4.42            (250)
                                                             --------        --------

     Balance at October 31, 1998                $5.75         288,575         282,452
                                                             --------        --------
                                                             --------        --------

     The Company may grant nonqualified stock options outside of the ISO and BOD Plans to other parties at the discretion of the Company's Board of Directors. The terms of these options, including the exercise price, vesting provision and expiration of the options, are determined by the Company's Board of Directors prior to the granting of the options. During fiscal year 1995, the Company granted 30,000 of these options to a vendor. At October 31, 1998, all of these options are outstanding and have a weighted average exercise price of $5.09. These options expire in November 2003.

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


12.  STOCK OPTIONS, CONTINUED:

     The following table summarizes information about all stock options outstanding and exercisable at October 31, 1998:

                            OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
     --------------------------------------------------------------   ---------------------------
                                             WEIGHTED
                                             AVERAGE       WEIGHTED                      WEIGHTED
        RANGE OF                            REMAINING       AVERAGE                      AVERAGE
       EXERCISE            NUMBER          CONTRACTUAL     EXERCISE       NUMBER         EXERCISE
        PRICES           OUTSTANDING          LIFE          PRICE      EXERCISABLE         PRICE
     $3.25 - $6.17        279,575           4.6 years     $  4.93       189,525          $  4.71
     $10.58 - $12.67       39,000           4.9 years       11.06
                          -------           ---------     -------       -------          -------

                          318,575           4.7 years     $  5.69       189,525          $  4.71
                          -------           ---------     -------       -------          -------
                          -------           ---------     -------       -------          -------

     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.
     The Company accounts for stock-based compensation to nonemployees using the fair value method prescribed by SFAS No. 123. Such compensation costs are amortized on a straight-line basis over the underlying option vesting terms.

     If the Company had elected to recognize compensation expense for options granted in fiscal years 1998, 1997 and 1996 based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123, the Company's net earnings and diluted net earnings per share for fiscal years 1998, 1997 and 1996 would have been as follows:

                                                  1998           1997             1996
     Net earnings:
          As reported                       $  1,782,941     $  4,135,922     $  1,263,056
          Pro forma                            1,708,430        4,021,562        1,250,964

     Diluted net earnings per share:
          As reported                       $       0.62     $       1.48     $       0.48
          Pro forma                         $       0.60     $       1.44     $       0.47

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


12.  STOCK OPTIONS, CONTINUED:

     The weighted average fair value of options at the date of grant was $5.45, $3.26 and $2.38 per option during fiscal years 1998, 1997 and 1996, respectively.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following key assumptions:

                                                         1998              1997
     Risk-free interest rates                             5.5%             6.3%
     Expected life                                     5 years          5 years
     Expected volatility                                46.20%           47.24%
     Expected dividend yield                             1.26%            1.79%

13.  STOCK SPLIT:

     On May 31, 1998, the common stock of the Company was split 3 for 2. All per share and number of share data have been retroactively restated to reflect the stock split, except for those presented in the Consolidated Statements of Changes in Stockholders' Equity.

14.  PREFERRED STOCK:

     The Company has 200,000 shares of authorized, nonvoting preferred stock that to date have not been issued. The terms of the preferred stock will be finalized and approved by the Board of Directors prior to issuance.

15.  CONCENTRATIONS OF CREDIT RISK:

     At October 31, 1998 and 1997, cash and cash equivalents totaling approximately $3,400,000 and $4,844,000, respectively, were concentrated in one financial institution. At October 31, 1997, 14.2% of the Company's accounts receivable were from one customer. The Company generally requires no collateral from its customers to support their accounts receivable.

16.  FOURTH QUARTER ADJUSTMENTS:

     In the fourth quarter of fiscal year 1997, the Company recorded certain adjustments to reflect changes in accounting estimates to amounts reported in previous interim periods of the fiscal year. The adjustments were related to the estimation of gross profit on net sales from the Company's financial forms division and the interim income tax rate used in previous interim periods of fiscal year 1997. These adjustments increased fourth quarter net earnings by approximately $207,000 and diluted net earnings per common share by $0.07.

The accompanying consolidated financial statements and related information are the responsibility of management. They have been prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgements under the existing circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains internal accounting control systems that are adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. The systems produce records adequate for preparation of financial information. We believe the Company's systems are effective, and the cost of the systems does not exceed the benefits obtained.

The role of independent accountants is to render an independent, professional opinion of management's consolidated financial statements to the extent required by generally accepted auditing standards.

/s/ ROGER T. BREDESEN              /s/ MARY ANN MORIN
ROGER T. BREDESEN                  MARY ANN MORIN
CHIEF EXECUTIVE OFFICER            CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors
Northstar Computer Forms, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principle. These financial statements are the responsibility of Northstar Computer Forms, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                                       PRICEWATERHOUSECOOPERS LLP



Minneapolis, Minnesota
December 23, 1998

Annual Meeting
The annual meeting of the shareholders of Northstar Computer Forms, Inc. will be held Thursday, April 8, 1999 at 3:30 p.m. at the Radisson Plaza Hotel, 35 South 7th Street, Minneapolis, Minnesota 55402.
Form 10-K
A copy of the Form 10-K Report filed with the Securities and Exchange
Commission by the Company may be obtained without charge by written request to:
Mary Ann Morin, Northstar Computer Forms, Inc., 7130 Northland Circle North, Brooklyn Park, MN 55428-1530.
Independent Accountants
PricewaterhouseCoopers L.L.P.
650 Third Avenue South
Minneapolis, MN 55402
Corporate Offices
7130 Northland Circle North
Brooklyn Park, MN 55428-1530
612-531-7340
Transfer Agent
Norwest Bank Minnesota
Stock Transfer
P.O. Box 64854
St. Paul, MN 55164-0854
1-800-468-9716
Legal Counsel
Parsinen Kaplan Levy Rosberg & Gotlieb P.A.
100 South Fifth Street
Suite 1100
Minneapolis, MN 55402
Quarterly Financial Information (Unaudited and not reviewed)

Fiscal Year 1998                     First Quarter     Second Quarter       Third Quarter      Fourth Quarter
                                          Jan. '98           Apr. '98            July '98            Oct. '98
Net Sales                              $10,608,027        $10,753,943         $10,358,271         $10,089,697
Earnings before taxes                      791,575            719,173             589,912             894,281
Provision for income taxes                 297,000            277,000             225,000             412,000
Net earnings                               494,575            442,173             364,912             481,281
Earnings per share                             .18                .15                 .12                 .22
Depreciation and amortization              715,290            726,930             678,818             740,788


Fiscal Year 1997                     First Quarter     Second Quarter       Third Quarter      Fourth Quarter
                                          Jan. '97           Apr. '97            July '97            Oct. '97
Net Sales                              $11,608,757        $11,740,931         $11,330,222         $11,579,551
Earnings before taxes                      952,693          1,326,609           1,261,296           4,478,824
Provision for income taxes                 382,000            531,000             503,500           1,050,500
Net earnings                               570,693            795,609             757,796           2,011,824


Earnings per share                             .21                .29                 .27                 .82
Depreciation and amortization              623,731            590,659             638,267             877,261


Company Management
-           Northstar Computer Forms, Brooklyn Park, MN
            Mike O'Neil, VP Operations
            Jim Staricha, National Sales Manager
            John Christenson, National Sales Manager

-           Northstar Financial Forms, Roseville, MN
            Stan Klarenbeek, VP Sales/Marketing
            Henry Schultz, Operations Manager

-           Wisconsin Business Forms, Milwaukee, WI
            Steve Otto, General Manager

-           General Financial Supply, Nevada, IA
            Don Dearborn, VP & General Manager

-           General Financial Supply, Bridgewater, VA
            Tony Scarselletta, General Manager

-           General Financial Supply, Denver, CO
            Terry Kennedy, General Manager

Company Operating Locations
-           Northstar Computer Forms, Inc.
            7130 Northland Circle North
            Brooklyn Park, MN 55428
            800-765-6787
            FAX: 612-535-5671
            www.nscf.com
-           General Financial Supply
            321 11th Street
            P.O. Box 179
            Nevada, IA 50201
            800-759-4374
            FAX: 515-382-2414
            www.genfinsup.com
-           Northstar Financial Forms
            2341 St. Croix Street
            Roseville, MN 55113
            800-328-9600
            FAX: 651-638-5237
            www.nff.com
-           General Financial Supply
            213 B Dry River Road
            P.O. Box 105
            Bridgewater, VA 22812
            800-333-6167
            FAX: 540-828-6176
-           Wisconsin Business Forms
            6580 North Industrial Road
            Milwaukee, WI 53223
            800-333-9472
            FAX: 414-358-1894
-           General Financial Supply
            4403 Table Mountain Parkway
            Golden, CA 80403

            800-288-1223
            FAX: 303-277-0701