Form 10-K405, Exhibit 13
period 1999-10-31
NORTHSTAR COMPUTER FORMS INC/MN
filed 2000-01-31
CIK 873082

FINANCIAL HIGHLIGHTS

YEAR ENDED OCTOBER 31                           1999          1998        % CHANGE             Various
                                                                                               Graphs
-----------------------------------------------------------------------------------
RESULTS OF OPERATIONS (IN THOUSANDS)
Net Sales                                    $46,339       $41,810       11
Operating Income                               4,407         3,479       27
Net Earnings                                   2,668         1,783       50

-----------------------------------------------------------------------------------
FINANCIAL CONDITION (IN THOUSANDS)
Total Assets                                 $28,876       $29,452       (2)
Stockholders' Equity                          21,061        18,611       13
Working Capital                                8,595         7,658       12
Weighted Average Shares                        2,731         2,655        3

-----------------------------------------------------------------------------------
PER SHARE DATA
Net Earnings (diluted)                         $0.93         $0.62       50
Dividends Declared                              0.15          0.14        7
Stockholders' Equity                            7.71          7.00       10

-----------------------------------------------------------------------------------
KEY RATIOS AND OTHER DATA
Current Ratio                                    3.0           2.7
Long-Term Debt-to-
Capitalization                                  6.0%         17.5%
Gross Profit on Sales                          27.6%         27.2%
Return on Average Equity                       13.4%         10.1%
Return on Net Sales, Pretax                     9.4%          7.2%
Number of Employees                              500           435

                                        1

------------------------------------------------------------------------------------------------------------------------------
                                YEAR ENDED OCTOBER 31:
------------------------------------------------------------------------------------------------------------------------------
                                      1999             1998            1997             1996            1995             1994
------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
Net Sales                      $46,338,793      $41,809,938     $46,277,461      $28,903,158     $24,215,962      $22,633,951
------------------------------------------------------------------------------------------------------------------------------
Gross Profit                    12,807,059       11,356,506      15,417,187        6,748,180       4,975,894        5,177,970
------------------------------------------------------------------------------------------------------------------------------
Operating Income                 4,407,158        3,478,686       7,298,492        2,375,086       1,902,976        2,135,223
------------------------------------------------------------------------------------------------------------------------------
Net Earnings                     2,667,748        1,782,941       4,135,922        1,263,056       1,363,410        1,285,835
------------------------------------------------------------------------------------------------------------------------------
Cash Flow/Ops                    5,289,232        5,183,231       5,833,641        2,872,187       1,376,858        2,322,240
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION
------------------------------------------------------------------------------------------------------------------------------
Total Assets                   $28,876,224      $29,451,672     $33,324,874      $29,401,432     $17,523,364      $16,499,238
------------------------------------------------------------------------------------------------------------------------------
Working Capital                  8,595,033        7,658,171       7,214,439        5,381,223       4,545,734        3,357,561
------------------------------------------------------------------------------------------------------------------------------
Current Ratio                          3.0              2.7             2.0              2.2             3.3              2.6
------------------------------------------------------------------------------------------------------------------------------
Long Term Debt                   1,340,000        3,945,550       7,330,550       10,565,175       2,535,000        2,795,000
------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity            21,060,804       18,611,095      16,765,854       12,638,535      11,587,122       10,399,485
------------------------------------------------------------------------------------------------------------------------------

KEY RATIOS
------------------------------------------------------------------------------------------------------------------------------
Gross Profit                         27.6%            27.2%           33.3%            23.3%           20.6%            22.9%
------------------------------------------------------------------------------------------------------------------------------
Operating Income                      9.5%             8.3%           15.8%             8.2%            7.9%             9.4%
------------------------------------------------------------------------------------------------------------------------------
Net Earnings                          5.8%             4.3%            8.9%             4.4%            5.6%             5.7%
------------------------------------------------------------------------------------------------------------------------------
Return on Equity                     13.4%            10.1%           28.1%            10.4%           12.4%            13.0%
------------------------------------------------------------------------------------------------------------------------------
L-T Debt to Capitalization            6.0%            17.5%           30.4%            45.5%           18.0%            21.2%
------------------------------------------------------------------------------------------------------------------------------

BOOK VALUE
------------------------------------------------------------------------------------------------------------------------------
Book Value                           $7.71            $7.00           $6.45            $4.91           $4.41            $3.93
------------------------------------------------------------------------------------------------------------------------------
Net Earnings (diluted)                0.93             0.62            1.48             0.48            0.52             0.49
------------------------------------------------------------------------------------------------------------------------------
Dividends                             0.15             0.14            0.12             0.09            0.08             0.08
------------------------------------------------------------------------------------------------------------------------------
Weighted Average
------------------------------------------------------------------------------------------------------------------------------
Outstanding Shares               2,730,877        2,655,096       2,598,093        2,572,658       2,626,094        2,642,549
------------------------------------------------------------------------------------------------------------------------------

STOCK INFORMATION/REGISTER                                              1999 Quarter            High        Low       Close
----------------------------------------------------------------------------------------------------------------------------

                                                  2


The Company's common stock is traded under the symbol                   1st                    $9.50      $6.00       $8.50
----------------------------------------------------------------------------------------------------------------------------
NSCF on the Nasdaq National Market.  As of January 18, 2000,            2nd                    $9.63      $7.00       $7.25
----------------------------------------------------------------------------------------------------------------------------
the approximate number of stockholders was 900 and holders              3rd                   $14.38      $7.25      $12.00
----------------------------------------------------------------------------------------------------------------------------
of record, 230.  The following table sets forth the range of high       4th                   $12.50      $9.50      $10.58
----------------------------------------------------------------------------------------------------------------------------
and low quotations per share for 1999 and 1998.  In 1999 and            Present-1-13-2000      $9.88      $9.88       $9.88
----------------------------------------------------------------------------------------------------------------------------
1998 the Company declared dividends of $0.15 per share and
----------------------------------------------------------------------------------------------------------------------------
$0.14 per share, respectively.                                          1998 Quarter            High        Low       Close
----------------------------------------------------------------------------------------------------------------------------
                                                                        1st                   $10.88      $7.61       $9.72
----------------------------------------------------------------------------------------------------------------------------
Future dividends are restricted to a maximum of 20 percent              2nd                   $10.16      $7.78       $9.67
----------------------------------------------------------------------------------------------------------------------------
of consolidated net income under the Company's debt                     3rd                   $10.00      $7.75       $8.00
----------------------------------------------------------------------------------------------------------------------------
agreements.  (See Note 6 to Consolidated Financial Statements.)         4th                    $9.50      $6.25       $6.88
----------------------------------------------------------------------------------------------------------------------------

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

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers that statements contained herein, other than historical data, may be forward-looking and subject to risks and uncertainties. The following important factors could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company:

- Loss of one or more major customers due to bank consolidations or other reasons,

- Rise in paper prices which outpaces the Company's ability to pass the increase through to its customers,

- Inability to extend existing contracts or successfully negotiate new contracts,

- Technological obsolescence of the Company's products or manufacturing equipment,

-    Contracting market for traditional business forms products,

- Competition from large national manufacturers of internal bank forms and custom business forms.

These factors are discussed in more detail in Exhibit 99 to the Company's Form 10-K.

The following table sets forth, for the years indicated, certain items in the Company's consolidated statement of earnings as a percentage of net sales and the percentage changes of the dollar amounts of such items as compared with the prior year.

                                                                                1999              1998
                                                                              COMPARED          COMPARED
                                1999              1998              1997      TO 1998           TO 1997
------------------------- ----------- ----------------- ----------------- ----------------- -----------------
Net Sales                      100.0%            100.0%            100.0%             10.8%             (9.7%)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

Cost of

Goods Sold                      72.4              72.8              66.7              10.1              (1.3)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

Gross Profit                    27.6              27.2              33.3              12.8             (26.3)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

Selling General and
Administrative Expenses         18.1              18.8              17.5               6.6              (3.0)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

Operating Income                 9.5               8.3              15.8              26.7             (52.3)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

Net Earnings                     5.8               4.3               8.9              49.6             (56.9)
------------------------- ----------- ----------------- ----------------- ----------------- -----------------

RESULTS OF OPERATIONS

NET SALES

Net sales in 1999 increased $4,528,855 from $41,809,938 in 1998 to
$46,388,793 in 1999. In 1998 net sales decreased $4,467,523 from 1997 sales of $46,277,461. The Company's business forms products consist of two product specialties -internal bank forms and negotiable documents - as well as standard custom business forms.

                                 PERCENTAGE OF TOTAL SALES

                                1999       1998        1997
                                ----       ----        ----
Internal Bank Forms              63         65          69

Negotiable Documents             22         17          16

Standard Business Forms          15         18          15

Sales of internal bank forms increased $2.2 million from $27 million in 1998 to $29.2 million in 1999, an increase of 8.1 percent. In 1998, internal bank forms sales decreased $4.8 million, a 15.1 percent decrease from the 1997 sales of $31.8 million. During 1998, competition in the internal bank forms industry became more intense, particularly in contract negotiations with larger banks. This increased competition resulted in non-renewal of three internal bank forms contracts in 1998. The non-renewal of the three internal bank forms contracts accounted for approximately $2.6 million of the sales reduction in internal bank forms in 1998 and negatively affected 1999 sales by an additional $1.1 million. In 1999, the Company successfully renewed all expiring internal bank forms contracts and increased product sales to existing distributor resellers by approximately $3 million.

Negotiable documents, which includes gift certificates, money orders, certificates of title, and bank official checks, are the Company's other principal custom business forms specialty. The sales of these products and related services accounted for $10.2 million in sales in 1999, an increase of $3.4 million or 50.0 percent over 1998 sales of $6.8 million. 1998 sales of negotiable documents decreased $0.8 million from 1997 sales of $7.6 million. In 1999, sales to existing customers accounted for $4.9 million in increased sales. However, in 1998, a two-year contract for approximately $3 million in annual sales of negotiable documents was not renewed, reducing negotiable document sales $1.4 million in 1998 and 1999 by $1.5 million.

Standard custom business forms sales remained relatively flat at $7 million to $7.5 million each year. This product line is sold to various distributors/printers for resale. During the three years ended October 31, 1999, there has been no significant change in the customer base for this product.

GROSS PROFIT

Gross Profit was $12,807,059 (27.6 percent of net sales) in 1999 compared to $11,356,506 (27.2 percent of net sales) in 1998 and $15,417,187 (33.3 percent of net sales) in 1997.

Paper price changes, sales mix changes, and sales volume changes are the three factors with the largest impact on the Company's gross profit. Bond paper prices increased in February and June 1999, with a total increase of approximately 9.0 percent for the year. Carbonless paper prices increased 4.0 percent in September 1999. Generally, the Company has been able to pass these price increases through to its customers. In addition, the Company has taken a strong initiative to reduce paper waste and spsoilage. Therefore, although paper costs increased during the year, the Company was able to maintain material costs at 30 percent of sales for both 1999 and 1998. In 1998, due to paper price increases that could not be recovered, the material costs increased 1.0 percent from the 1997 level of 29 percent of sales.

In 1999, direct labor increased 24.8 percent or a 1.8 percent increase as a percentage of sales. A change in sales mix to more labor intensive products, as well as higher labor rates due to the extremely tight labor market, increased labor costs for the fiscal year. In 1998, direct labor costs actually decreased 4.5 percent, but the ratio of direct labor to sales increased 0.8 percent as a percentage of sales as direct labor reductions lagged the 1998 reduction in sales.

Sales volume changes have a significant impact on the absorption of fixed costs such as depreciation and building occupancy costs and semi-fixed costs such as indirect labor. In

1999, these costs remained relatively constant. However, due to the increased sales volume, these costs accounted for 16.7 percent of sales in 1999 compared to 22.2 percent of sales in 1998. In 1998, due to the decreased sales volume compared to 1997, these fixed and semi-fixed costs accounted for
4.0 percent decrease in gross profit.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

Selling, general, and administrative expenses increased $522,080 in 1999 compared to 1998. In 1998, these costs decreased $240,875 compared to 1997. Contributions to employee benefit plans, principally bonuses and profit sharing, are determined by a formula based upon Company profits for the year. In 1999, contributions to these plans increased approximately $0.5 million compared to 1998 when contributions to these plans decreased $0.4 million compared to 1997. Other selling, general, and administrative costs were relatively consistent from 1998 to 1999. In 1998, sales commissions to distributor/partners were restructured to provide additional incentives to increase new business. These restructured commissions increased costs for 1998 by approximately $0.6 million compared to 1997. In 1999, commissions were relatively consistent with 1998.

OTHER INCOME AND EXPENSE

Other income and expense consists principally of interest expense which decreased $401,305 in 1999 and $250,347 in 1998 due to debt repayment.

PROVISION FOR INCOME TAXES

The provision for income taxes decreased to 38.8 percent of pre-tax income in 1999 compared to 40.5 percent in 1998 and 37.4 percent in 1997.

NET EARNINGS

Net earnings were $2,667,748 ($0.93 per diluted share) in 1999 compared to $1,782,941 ($0.62 per diluted share) in 1998 and $4,135,922 ($1.48 per diluted share) in 1997. Return on average assets was 9.1 percent in 1999 compared to 5.7 percent in 1998 and 13.2 percent in 1997. Return on average stockholders' equity was 13.4 percent in 1999 compared to 10.1 percent in 1998 and 28.1 percent in 1997.

FINANCIAL CONDITION

CAPITAL EXPENDITURES

In July 1996, the Company acquired $7.3 million in manufacturing equipment with the purchase of the financial forms division of Deluxe Corporation. Since that time, the Company continues to replace and modernize equipment and computer systems, as well as expand its manufacturing capacity. Capital expenditures for 1999 were $1.9 million compared to $1.8 million for 1998, and $2.0 million for 1997. The Company's working capital was $8.6 million as of October 31, 1999, compared to $7.7 million as of October 31, 1998.

Since 1996, the Company has had a $1.5 million line of credit at an interest rate equal to the bank's reference rate. The Company has never had to utilize this line of credit. The Company believes its existing financial resources are adequate to fund its fiscal year 2000 operations, including projected capital expenditures of $2.0 million and dividend payments, and foresees no events or uncertainties that are likely to have a material impact on its liquidity.

LONG-TERM DEBT

The Company's long-term debt consists of Industrial Development Revenue Bonds. The bonds require annual principal payments and interest at a variable rate based upon comparable tax-exempt issues. The bonds specify limits on capital expenditures and dividends as well as specify net worth and certain financial ratios that the Company must maintain.

During the year the Company fully repaid its term loan. The original repayment terms of the term loan specified quarterly installments through July 31, 2003.

LIQUIDITY

Cash provided by operations remained relatively constant at $5.3 million compared to $5.2 million in 1998 and $5.8 million in 1997. During 1999 and 1998, the changes in net earnings were offset by the changes in current assets and current liabilities so the cash provided by operations remained relatively constant.

OUTLOOK

Merger and acquisition activity in the banking industry, which was previously very strong, slowed in 1999 as the industry dedicated its resources to ensuring year 2000 readiness.

Therefore, after January 1, 2000, the merger and acquisition activity in this industry may again increase. Banks generally consolidate their purchasing of internal bank forms with one supplier. Therefore, the Company could obtain or lose a significant customer or numerous smaller customers as part of this consolidation activity. The Company continues to work to stabilize and increase its customer base. During the fourth quarter of 1999, the Company was able to extend and expand its contract with one major bank customer. The new two-year contract which begins January 1, 2000, is expected to increase internal bank forms sales to this customer by $1.5 million annually. In 1998, to increase and improve market penetration in the internal bank forms market, in 1998 the Company developed additional distribution channels by forming two new strategic alliances with other companies in the financial forms industry. Sales with one of these partners increased significantly in 1999. Sales with the second alliance were insignificant in 1999. However, the Company is still working with the second alliance to develop these sales which depend on the partner's ability to sell internal bank forms as ancillary products used in the equipment it sells to the banking industry.

In negotiable documents, the Company's other custom business forms specialty, the Company and its largest customer agreed to extend and expand the contract for the manufacture and distribution of its products. The new four year contract which began January 1, 1999, increased annual sales of these products by $3.5 million.

The three factors with the largest impact on the Company's gross profit are paper price changes, sales volume changes, and sales mix changes. The Company expects the paper industry to increase prices in 2000. At this time, the Company expects to be able to pass these paper price increases through to its customers. In 2000, sales volumes are expected to increase in both internal bank forms and negotiable documents with no significant change in sales mix. Based upon these expectations, the Company expects the 2000 gross profit to exceed the 1999 gross profit in total and as a percentage of sales.

The Company does not anticipate significant changes in selling, general, and administrative costs for 2000. Based on the projected increase in sales volume, these costs are expected to decrease as a percentage of sales in 2000. In addition, the outlook for the Company has been positively affected by the internal bank forms computer system which the Company developed and installed in the first location in the last quarter of 1997. This system which has been continuously enhanced, is installed in all four of the Company's internal bank forms production facilities. The integrated computer system is already increasing operating efficiencies within the plants by streamlining order processing, enhancing equipment utilization, and improving billing and reporting capabilities.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," a new standard for reporting information about business segments in financial statements. Effective with its fiscal year 1999 financial statements, the Company adopted SFAS No. 131, which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. Accordingly, the Company reports its operations as a single segment under SFAS No. 131.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

YEAR 2000 READINESS

The Company's Y2K Plan focused on assessing and ensuring compliance of its hardware, operating systems, software applications, and custom applications. Additionally, the Company reviewed the year 2000 compliance status of its customers, vendors, and other service providers. Based upon the assessment of its hardware, operating systems, and software applications, the Company's hardware, operating systems, and software applications were upgraded for Y2K compliance. The Company communicated with vendors, customers, and other business partners to determine their Y2K compliance. The costs of the Y2K assessment and the required upgrades were not material and were included in the costs of current operations.

The Company did not experience any problems in its operating systems in connection with the Y2K date change. At this time, the Company has not incurred and does not anticipate any interruption of services from its vendors, customers, or other business partners.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Northstar Computer Forms, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Northstar Computer Forms, Inc. and Subsidiary as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Northstar Computer Forms, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
December 15, 1999

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 1999 AND 1998

                                     ASSETS                                             1999         1998
Current assets:
     Cash and cash equivalents                                                      $ 3,878,447  $ 4,162,845
     Accounts receivable, net                                                         5,958,522    4,936,112
     Inventories                                                                      2,294,119    2,245,338
     Deferred income taxes                                                              261,656      255,656
     Other current assets                                                               442,743      687,769
                                                                                    ------------ ------------

        Total current assets                                                         12,835,487   12,287,720
                                                                                    ------------ ------------

Property, plant and equipment, net                                                   13,368,676   14,153,269
Notes receivable, less current portion                                                   60,634      161,573
Goodwill, net                                                                         1,354,786    1,556,293
Other assets, net                                                                     1,256,641    1,292,817
                                                                                    ------------ ------------

        Total assets                                                                $28,876,224  $29,451,672
                                                                                    ============ ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

     Current portion of long-term debt                                                  335,000    1,385,000
     Accounts payable                                                                 1,296,485    1,316,878
     Accrued liabilities                                                              2,608,969    1,927,671
                                                                                    ------------ ------------

        Total current liabilities                                                     4,240,454    4,629,549
                                                                                    ------------ ------------

Long-term debt, less current portion                                                  1,340,000    3,945,550
Deferred compensation                                                                   773,333      738,845
Deferred income taxes                                                                 1,461,633    1,526,633

Commitments (Notes 6 and 7)

Stockholders' equity:
     Common shares; $.05 par value, authorized 5,000,000 shares;

                                    17


           issued and outstanding, 1999: 2,744,708; 1998: 2,714,436                     137,235      135,722
     Additional paid-in capital                                                       2,862,678    2,671,492
     Retained earnings                                                               18,060,891   15,803,881
                                                                                    ------------ ------------

        Total stockholders' equity                                                   21,060,804   18,611,095
                                                                                    ------------ ------------

        Total liabilities and stockholders' equity                                  $28,876,224  $29,451,672
                                                                                    ============ ============

                                    18

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                                     1999         1998        1997
Net sales                                                        $46,338,793  $41,809,938  $46,277,461

Cost of goods sold                                                33,531,734   30,453,432   30,860,274
                                                                 ------------ ------------ ------------

        Gross profit                                              12,807,059   11,356,506   15,417,187

Selling, general and administrative expenses                       8,399,901    7,877,820    8,118,695
                                                                 ------------ ------------ ------------

        Operating income                                           4,407,158    3,478,686    7,298,492
                                                                 ------------ ------------ ------------

Other income (expense):
     Interest expense                                               (240,864)    (642,169)    (892,516)
     Other, net, principally interest income                         191,454      158,424      196,946
                                                                 ------------ ------------ ------------

                                                                     (49,410)    (483,745)    (695,570)
                                                                 ------------ ------------ ------------

        Earnings before provision for income taxes                 4,357,748    2,994,941    6,602,922

Provision for income taxes                                         1,690,000    1,212,000    2,467,000
                                                                 ------------ ------------ ------------

        Net earnings                                             $ 2,667,748  $ 1,782,941  $ 4,135,922
                                                                 ============ ============ ============

Net earnings per common share:

     Basic                                                       $      0.98  $      0.67  $      1.59
                                                                 ============ ============ ============

     Diluted                                                     $      0.93  $      0.62  $      1.48
                                                                 ============ ============ ============

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                            COMMON STOCK
                                                      -------------------- ADDITIONAL
                                                                   STATED    PAID-IN     RETAINED
                                                        SHARES     CAPITAL   CAPITAL     EARNINGS
Balances at October 31, 1996                           1,716,571  $ 85,828  $1,995,177  $10,557,530

Stock options exercised                                   44,900     2,245     294,590

Cash dividends, $.175 per share                                                            (305,438)

Comprehensive income:

     Net earnings                                                                         4,135,922

                                                      ----------- --------- ----------- ------------

Balances at October 31, 1997                           1,761,471    88,073   2,289,767   14,388,014

Stock split                                              880,690    44,035     (46,269)

Stock options exercised                                   72,275     3,614     257,994

Cash dividends, $.137 per share                                                            (367,074)

Tax benefit from stock options exercised                                       170,000

Comprehensive income:

     Net earnings                                                                         1,782,941

                                                      ----------- --------- ----------- ------------

Balances at October 31, 1998                           2,714,436   135,722   2,671,492   15,803,881

Stock options exercised                                   30,275     1,513     147,217

Repurchase of common stock                                   (3)                   (31)

Cash dividends, $.150 per share                                                            (410,738)

Tax benefit from stock options exercised                                        44,000

                                            20


Comprehensive income:

     Net earnings                                                                         2,667,748

                                                      ----------- --------- ----------- ------------

Balances at October 31, 1999                           2,744,708  $137,235  $2,862,678  $18,060,891
                                                      =========== ========= =========== ============

                                            21

NORTHSTAR COMPUTER FORMS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                                    1999          1998        1997
Cash flows from operating activities:
     Net earnings                                                $ 2,667,748  $ 1,782,941  $ 4,135,922
     Adjustments to reconcile net earnings to net
     cash provided by operating activities:
        Depreciation                                               2,608,725    2,517,552    2,458,399
        Amortization                                                 382,359      344,274      271,519
        Provision for doubtful accounts                               55,451      (70,586)     167,437
        Deferred income taxes                                        (71,000)     405,000      (25,000)
        (Gain) loss on sale of land and equipment                    (61,009)      50,286       (5,576)
        Changes in certain operating assets and
              liabilities                                           (293,042)     153,764   (1,169,060)
                                                                 ------------ ------------ ------------

        Net cash provided by operating activities                  5,289,232    5,183,231    5,833,641
                                                                 ------------ ------------ ------------

Cash flows from investing activities:
     Capital expenditures and equipment deposits                  (1,851,678)  (1,577,203)  (1,465,679)
     Capitalized computer software costs                                         (236,405)    (584,321)
     Proceeds from sale of land and equipment                         88,555       67,239       12,400
     Notes receivable repayments                                      77,530      736,932      117,219
                                                                 ------------ ------------ ------------

        Net cash used in investing activities                     (1,685,593)  (1,009,437)  (1,920,381)
                                                                 ------------ ------------ ------------

Cash flows from financing activities:
     Principal payments on long-term debt                         (3,655,550)  (5,235,000)  (1,029,450)
     Dividends paid                                                 (381,186)    (353,204)    (240,869)
     Stock options exercised                                         148,730      261,608      296,835
     Other, net                                                          (31)      (2,234)
                                                                 ------------ ------------ ------------

        Net cash used in financing activities                     (3,888,037)  (5,328,830)    (973,484)
                                                                 ------------ ------------ ------------

                                            22


Net (decrease) increase in cash and
        cash equivalents                                            (284,398)  (1,155,036)   2,939,776

Cash and cash equivalents at beginning of year                     4,162,845    5,317,881    2,378,105
                                                                 ------------ ------------ ------------

Cash and cash equivalents at end of year                         $ 3,878,447  $ 4,162,845  $ 5,317,881
                                                                 ============ ============ ============

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF THE BUSINESS:

     Northstar Computer Forms, Inc. and Subsidiary (the Company) designs, manufactures and markets printed forms with an emphasis on MICR (Magnetic Ink Character Recognition) printing. The Company's custom business forms concentrations are negotiable documents and internal bank forms which are marketed nationally. Sales are principally made through distributors, with the remainder directly to end-user customers.

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

     INVENTORIES:

     Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. As of October 31, 1999 and 1998, consolidated inventories, stated at LIFO, exceeds the cost of consolidated inventories using the first-in, first-out (FIFO) method by approximately $67,000 and $13,000 at October 31, 1999 and 1998, respectively.

     PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method. The estimated useful lives are 15 - 40 years for buildings, 5 - 10 years for machinery and equipment, and 3 - 8 years for furniture and fixtures and automobiles. Leasehold improvements are amortized on a straight-line basis generally over the term of the respective leases. Gains or losses on dispositions are included in current earnings. Major renewals or betterments are capitalized while repairs and maintenance are charged to current operations when incurred.

     COMPUTER SOFTWARE COSTS:

     The Company capitalizes costs incurred for developing and obtaining computer software, primarily relating to modifying and installing new information technology systems for internal use. These costs are amortized on a straight-line basis over five years, the estimated useful lives of the underlying assets.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company is reviewing the requirements of the SOP and does not expect it to significantly change its current accounting for software costs. SOP 98-1 is required to be adopted by the Company for its fiscal year 2000.

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

     REVENUE RECOGNITION:

     The Company recognizes revenue on product sales when title transfers to customer.

     INCOME TAXES:

     Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The income tax provision is the tax payable or refundable for the period and the change during the period in deferred tax assets and liabilities.

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

     The computations of basic and diluted weighted average common shares outstanding are as follows:

                                                                    1999             1998             1997
     Weighted average common shares outstanding                    2,730,877        2,655,096        2,598,093

     Common equivalent shares outstanding:

         Option equivalents                                          137,865          199,387          187,860
                                                               ---------------  ---------------  ---------------

     Weighted average common and common

           equivalent shares outstanding                           2,868,742        2,854,483        2,785,953
                                                               ===============  ===============  ===============

     At October 31, 1999, 1998 and 1997, 150,000, 9,000 and 30,000
     outstanding options were excluded from the computation of diluted earnings per share for the year then ended because the options' exercise price was greater than the average market price of the Company's common shares during the respective year.

     COMPREHENSIVE INCOME:

     The Company's comprehensive income consists solely of net earnings. In fiscal years 1999, 1998 and 1997, the Company did not have any changes in stockholders' equity from nonowner sources.

     BUSINESS SEGMENTS:

     Effective with its year end 1999 financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. Accordingly, the Company reports its operations as a single segment under SFAS No. 131.

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

2.   SELECTED BALANCE SHEET INFORMATION:

     The following provides additional information concerning selected balance sheet accounts at October 31, 1999 and 1998:

                                                                                   1999            1998
        Accounts receivable, net:
           Accounts receivable                                                 $  6,111,522    $  5,074,112
           Allowance for doubtful accounts                                         (153,000)       (138,000)
                                                                               -------------   -------------

                                                                               $  5,958,522    $  4,936,112
                                                                               =============   =============

        Inventories:
           Raw material                                                           1,503,444       1,394,156
           Work in process                                                          573,993         598,846
           Finished goods                                                           216,682         252,336
                                                                               -------------   -------------

                                                                               $  2,294,119    $  2,245,338
                                                                               =============   =============

        Property, plant and equipment, net:
           Land                                                                     109,626         109,626
           Buildings                                                              4,004,111       3,993,073
           Machinery and equipment                                               25,400,896      24,124,637
           Furniture and fixtures                                                 1,937,239       1,804,043
           Automobiles                                                              440,756         335,322
           Leasehold improvements                                                    78,156          66,313
                                                                               -------------   -------------

                                                                                 31,970,784      30,433,014
           Accumulated depreciation                                             (18,535,203)    (16,213,432)
           Accumulated amortization                                                 (66,905)        (66,313)
                                                                               -------------   -------------

                                                                               $ 13,368,676    $ 14,153,269
                                                                               =============   =============

                                            27


2.   SELECTED BALANCE SHEET INFORMATION, CONTINUED:

                                                                                    1999           1998

        Goodwill, net:
           Goodwill                                                            $  2,015,065    $  2,015,065
           Accumulated amortization                                                (660,279)       (458,772)
                                                                               -------------   -------------

                                                                               $  1,354,786    $  1,556,293
                                                                               =============   =============

        Other assets, net:
           Computer software costs, net of accumulated amortization
                 of $335,830 and $171,683 at October 31, 1999 and
                 1998, respectively                                                 484,896         649,043
           Cash value of life insurance, net of outstanding loans
                 of $165,778 and $166,857 at October 31, 1999 and
                 1998, respectively                                                 402,488         359,918
           Other                                                                    369,257         283,856
                                                                               -------------   -------------

                                                                               $  1,256,641    $  1,292,817
                                                                               -------------   -------------

        Accrued liabilities:
           Payroll and bonuses                                                      850,707         504,888
           Vacation                                                                 377,270         345,471
           Profit sharing                                                           527,180         301,125
           Real estate taxes                                                        236,706         195,454
           Dividends                                                                219,569         190,017
           Other                                                                    397,537         390,716
                                                                               -------------   -------------

                                                                               $  2,608,969    $  1,927,671
                                                                               =============   =============

3.   SUPPLEMENTAL CASH FLOW INFORMATION:

     Changes in certain operating assets and liabilities are as follows:

                                                                   1999        1998         1997
        Accounts receivable                                    $(1,077,861) $1,748,683  $(2,052,911)
        Inventories                                                (48,781)   (332,692)     379,411
        Other assets                                               123,759    (592,914)    (111,704)
        Accounts payable                                           (20,393)    (56,927)    (729,732)
        Accrued liabilities                                        695,746    (612,825)   1,293,928
        Deferred compensation                                       34,488         439       51,948
                                                               ------------ ----------- ------------

                                                               $  (293,042) $  153,764  $(1,169,060)
                                                               ============ =========== ============

        Cash paid during the year for:
           Interest                                            $   244,471  $  699,308  $   834,348

                                            28


           Income taxes                                          1,487,500   1,456,894    2,222,243

4.   NOTES RECEIVABLE:

     Notes receivable consisted of the following at October 31, 1999 and 1998:

                                                                                       1999        1998
        Brooklyn Park Economic Development Authority Tax Increment Financing
              Note, interest at 9.5%, payable in semi-annual installments of
              $48,889, with remaining principal and
              interest due August 2001.                                              $143,775    $204,250

        Other, mainly customers, with various terms                                    16,040      33,095
                                                                                     ---------   ---------

                                                                                      159,815     237,345

        Less current portion, included in "Other current assets"                      (99,181)    (75,772)
                                                                                     ---------   ---------

                                                                                     $ 60,634    $161,573
                                                                                     =========   =========

     Management believes that the carrying values of its notes receivable as of October 31, 1999, approximate their fair value.

5.   BANK LINE OF CREDIT:

     The Company has a Revolving Credit agreement (Agreement) with a bank under which the Company may borrow up to $1,500,000 with interest accruing at the prime interest rate. Collateral for borrowings under this Agreement, as well as the related covenants, are the same as the term loan the Company entered into during July 1996. There were no borrowings under this Agreement during fiscal years 1999 or 1998.

6.   LONG-TERM DEBT:

    Long-term debt consists of the following at October 31, 1999 and 1998:

                                                                                     1999          1998
     Revenue Bonds                                                                $1,675,000   $ 2,010,000

     Term Loan                                                                                   3,320,550
                                                                                  ------------ -------------

                                                                                   1,675,000     5,330,550

                                            29


     Less current portion                                                           (335,000)   (1,385,000)
                                                                                  ------------ -------------

                                                                                  $1,340,000   $ 3,945,550
                                                                                  ============ =============

     REVENUE BONDS:

     In August 1994, the Company received proceeds of $2,945,000 from the issuance of Variable Rate Demand Industrial Development Revenue Bonds (Revenue Bonds) in connection with the construction of the Company's corporate headquarters and manufacturing facility. The Revenue Bonds require annual principal payments of $335,000 through fiscal year 2004 and bear interest at a rate which varies based upon comparable tax-exempt issues, but not to exceed 12%. The interest rate at October 31, 1999, was 3.75%. The Company has an option to convert the variable interest rate on these bonds to a fixed interest rate determinable at the date of conversion upon notification to the bond trustee. The Revenue Bonds are collateralized by an outstanding irrevocable direct-pay letter of credit with a financial institution equal to the outstanding principal amount of the Revenue Bonds.

     The letter of credit is renewable upon mutual agreement of the Company and the financial institution. If the letter of credit is not renewed and the Company is unable to obtain a similar letter of credit with another financial institution, the Revenue Bonds may be callable at the option of the bond trustee.

     The Company's outstanding letter of credit expires in August 2002 and is collateralized by its corporate headquarters and manufacturing facility, inventories and accounts receivable. The letter of credit agreement, among other things, requires the Company to not exceed annual capital expenditures limits, maintain certain minimum net worth requirements, meet certain leverage and cash flow ratios, as well as limits cash dividends. The letter of credit agreement also allows for the lender to call the debt upon any "material change in the nature of the business."

     TERM LOAN:

     In July 1996, the Company entered into a term loan (Term Loan) with a bank for $9,000,000 in connection with the purchase of substantially all of the assets of the Financial Forms Division of Deluxe Corporation (Acquisition). The Term Loan was collateralized by substantially all the Company's assets and required quarterly principal payments of $262,500 through October 2001, with the remaining principal amount to be paid in January 2002. The Company had an option, upon written notice to the bank, to accrue interest on its outstanding Term Loan balance based on the prime interest rate or the Eurodollar rate. During fiscal year 1998, the Company made additional principal payments of $2,000,000 in excess of its scheduled principal payments. During fiscal year 1999, the Company fully repaid its Term Loan by making additional principal payments of $2,533,050 in excess of its scheduled principal payments due under the Term Loan.

     Aggregate maturities of long-term debt are as follows:


     FISCAL YEAR
          2000                                                                    $  335,000
          2001                                                                       335,000
          2002                                                                       335,000
          2003                                                                       335,000
          2004                                                                       335,000
                                                                                  ------------

                                                                                  $1,675,000
                                                                                  ============

     Management believes that the carrying value of its long-term debt as of October 31, 1999, approximates its fair value.

7.   OPERATING LEASES, INCLUDING RELATED PARTY LEASE:

     The Company leases certain buildings and equipment under five separate operating lease agreements expiring through 2007 and requiring monthly payments in addition to real estate taxes, insurance and maintenance costs. The Company has the option to extend the lease term upon expiration of one of the leases.

     In August 1997, the Company began leasing one of the Company's manufacturing facilities from the Company's Chairman and Chief Executive Officer under an operating lease agreement expiring in fiscal year 2007, with two additional five-year extensions available at the option of the Company. This operating lease agreement requires monthly payments, subject to increase every three years based on that period's average price index, as defined in the lease agreement, in addition to real estate taxes, utilities, assessments, insurance and maintenance costs.

     Future minimum payments, excluding real estate taxes, utilities, assessments, insurance and maintenance costs, under operating lease agreements with noncancellable terms are as follows:

                                                                   NON-
                                                                  RELATED       RELATED
         FISCAL YEAR                                               PARTY         PARTY        TOTAL
             2000                                              $  433,420    $  191,000   $  624,420
             2001                                                 254,686       191,000      445,686
             2002                                                 197,969       191,000      388,969
             2003                                                 110,141       191,000      301,141
             2004                                                 110,141       191,000      301,141
          Thereafter                                              100,963       541,167      642,130
                                                               ------------  ------------ ------------

                                                               $1,207,320    $1,496,167   $2,703,487
                                                               ============  ============ ============

     Total rent expense was $668,811, $695,062 and $774,372 in fiscal years 1999, 1998 and 1997, respectively, exclusive of real estate taxes, insurance and maintenance costs. Rent expense related to the related party lease, exclusive of real estate taxes, insurance and maintenance costs, was $191,000 in fiscal years 1999 and 1998.

8.   INCOME TAXES:

     The provision for income taxes consists of the following:

                                                                                FISCAL YEARS
                                                                    ------------------------------------
                                                                        1999        1998        1997
        Currently payable:

           Federal                                                  $1,495,000   $  684,000  $2,153,000
           State                                                       266,000      123,000     339,000
                                                                    -----------  ----------- -----------

                                                                     1,761,000      807,000   2,492,000
                                                                    -----------  ----------- -----------

        Deferred provision (benefit):

           Federal                                                     (17,000)     343,000     (21,000)
           State                                                       (54,000)      62,000      (4,000)
                                                                    -----------  ----------- -----------

                                                                       (71,000)     405,000     (25,000)
                                                                    -----------  ----------- -----------

                                        33


                                                                    $1,690,000   $1,212,000  $2,467,000
                                                                    ===========  =========== ===========

     The actual provision for income taxes differed from the "expected" amounts computed by applying the U.S. federal corporate tax rate of 34% to earnings before provision for income taxes for the fiscal years ended October 31, 1999, 1998 and 1997, respectively, as follows:

                                                                               FISCAL YEARS
                                                                    -----------------------------------
                                                                       1999        1998         1997
        Computed "expected" provision for income taxes              $1,482,000  $1,018,000  $2,245,000
        State income taxes, net of federal tax effect                  256,000     148,000     221,000
        Other, net                                                     (48,000)     46,000       1,000
                                                                    ----------- ----------- -----------

              Actual provision for income taxes                     $1,690,000  $1,212,000  $2,467,000
                                                                    =========== =========== ===========

     The approximate effects of temporary differences that gave rise to deferred tax balances at October 31, 1999 and 1998, are as follows:

                                                                                             1999          1998
        Deferred tax assets:
           Accounts receivable allowance for doubtful accounts                         $    61,200      $   55,200
           Inventories                                                                      41,500          40,851
           Accrued liabilities                                                             122,908         124,188
           Deferred compensation                                                           345,596         331,034
           Goodwill                                                                         84,991          58,124
                                                                                        ------------    ------------

               Total deferred tax assets                                                   656,195         609,397
                                                                                        ------------    ------------

         Deferred tax liabilities:
            Property, plant and equipment                                               (1,644,618)     (1,669,331)
            Investment in limited partnership                                             (211,554)       (211,043)
                                                                                        ------------    ------------

               Total deferred tax liabilities                                           (1,856,172)     (1,880,374)
                                                                                        ------------    ------------

               Net deferred tax liabilities                                            $(1,199,977)    $(1,270,977)
                                                                                       ============    ============

      The Company has not recorded a valuation allowance as of October 31, 1999 and 1998, related to its deferred tax assets as management does not believe an allowance is necessary.

9.    PROFIT-SHARING AND BONUS PLANS:

      The Company has a profit-sharing and 401(k) plan (the Plan) covering substantially all full-time employees of the Company. Company contributions are determined based upon a profitability formula approved by the Company's Board of Directors, but are not to exceed 15% of the salary and wages paid to the participants for the year. Vesting of benefits occurs at a rate of 20% for each year of service, commencing after the second full year of service. Vested benefits allocated to the employees' accounts are payable upon retirement, death or earlier termination in a lump sum or installments. The Company recognized expense related to the Plan of $527,180, $301,125 and $540,000 in fiscal years 1999, 1998 and 1997, respectively.

      The Company also has a bonus plan for certain key salaried employees. Bonuses are determined, in part, based on a profitability formula approved by the Company's Board of Directors and, in part, at the discretion of the Board of Directors. Company expense under the bonus plan was $521,164, $203,805 and $408,440 in fiscal years 1999, 1998 and
      1997, respectively.

10.   DEFERRED COMPENSATION:

      The Company has deferred compensation plans covering four current officers and one former officer of the Company. The plans for one current and the former officer call for periodic payments ranging from 10 to 15 years at retirement or death of such employees. The plans for the remaining three officers call for contributions to a "rabbi trust" to maintain benefits to be paid upon retirement or termination. Deferred compensation expense was $30,064, $78,882 and $51,397 in fiscal years 1999, 1998 and 1997, respectively.

11.   STOCK OPTIONS:

      The Company has an incentive stock option plan for option grants to employees (ISO Plan) and a nonqualified stock option plan for option grants to the Company's Outside Board of Directors (BOD Plan). As of October 31, 1999, the Company has reserved 500,000 and 150,000 shares of its common stock for grant under the ISO Plan and BOD Plan, respectively. During fiscal year 1998, the Company amended its ISO Plan to increase the maximum number of shares reserved for issuance under that plan to 500,000. During fiscal year 1999, the Company amended its BOD Plan to add 100,000 shares for issuance under that plan. Options granted under the ISO Plan and BOD Plan have exercise prices not less than the fair market value of the Company's common stock at the date of grant and become exercisable generally over a five-year period or based on the discretion of the Company's Board of Directors. Options granted under the ISO and BOD Plans expire 10 years from the date of grant.

      In addition, the Company has a nonqualified stock option plan for option grants to the Company's Board of Directors (Non-Active Plan). At October 31, 1999, 20,000 of these options are outstanding and have a weighted average exercise price of $3.88. All of these options are exercisable at October 31, 1999. These options expire through 2003.

      The following is a summary of the stock option activity with respect to the ISO, BOD and Non-Active Plans:

                                                                         WEIGHTED
                                                                          AVERAGE                            OPTIONS
                                                                      EXERCISE PRICE                        AVAILABLE
                                                                         PER SHARE           OPTIONS        FOR GRANT
         Balance at October 31, 1996                                       4.39                394,300            75,602

         Exercised                                                         4.41                (67,350)
         Cancelled                                                         5.58                 (8,550)            8,550
         Granted                                                           7.17                 96,000           (96,000)
         Expired                                                           3.87                (14,000)
                                                                                           ------------   ---------------

         Balance at October 31, 1997                                       5.13                355,400           (11,848)

         Authorization of additional stock options                                                               300,000
         Exercised                                                         3.62                (72,275)
         Cancelled                                                         4.28                 (3,300)            3,300
         Granted                                                          12.67                  9,000            (9,000)
         Expired                                                           4.42                   (250)

         Balance at October 31, 1998                                       5.75                288,575           282,452

         Authorization of additional stock options                                                               100,000
         Exercised                                                         4.91                (30,275)
         Cancelled                                                         6.98                 (9,700)            9,700
         Granted                                                           9.48                251,400          (251,400)
                                                                                           ------------   ---------------

         Balance at October 31, 1999                                       7.65                500,000           140,752
                                                                                           ============   ===============

      The Company may grant nonqualified stock options outside of the ISO and BOD Plans to other parties at the discretion of the Company's Board of Directors. The terms of these options, including the exercise price, vesting provision and expiration of the options, are determined by the Company's Board of Directors prior to the granting of the options. During fiscal year 1995, the Company granted 30,000 of these options to a vendor. At October 31, 1999, all of these options are outstanding and have a weighted average exercise price of $5.09. These options expire in November 2003.

      The following table summarizes information about all stock options outstanding and exercisable at October 31, 1999:

                                     OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
         --------------------------------------------------------------------------------   ------------------------------------
                                                        WEIGHTED
                                                         AVERAGE            WEIGHTED                                WEIGHTED
             RANGE OF                                   REMAINING            AVERAGE                                AVERAGE
             EXERCISE                NUMBER            CONTRACTUAL          EXERCISE             NUMBER             EXERCISE
              PRICES              OUTSTANDING             LIFE                PRICE            EXERCISABLE           PRICE
           $3.75 - $6.17                   245,900        3.79           $          4.94              206,600    $         4.82
               $8.00                       134,100        9.33                      8.00               40,100              8.00
          $10.58 - $12.67                  150,000        8.35                     11.28                7,500             10.58
                              --------------------- ------------------   ----------------   ------------------   ---------------

                                           530,000        6.48           $          7.51              254,200    $         5.50
                              ===================== ==================   ================   ==================   ===============

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company accounts for stock-based compensation to nonemployees using the fair value method. Such compensation costs are amortized on a straight-line basis over the underlying option vesting terms.

      If the Company had elected to recognize compensation expense for options granted in fiscal years 1999, 1998 and 1997 based on the fair value of the options granted at the date of grant, the Company's net earnings and diluted net earnings per share for fiscal years 1999, 1998 and 1997 would have been as follows:

                                                                      1999         1998        1997
         Net earnings:
            As reported                                            $2,667,748   $1,782,941  $4,135,922
            Pro forma                                               2,443,958    1,708,430   4,021,562

                                     40


         Diluted net earnings per share:
            As reported                                            $     0.93   $     0.62  $     1.48
            Pro forma                                              $     0.85   $     0.60  $     1.44

      The weighted average fair value of options at the date of grant was $4.50, $5.45 and $3.26 per option during fiscal years 1999, 1998 and 1997, respectively.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following key assumptions:

                                                             1999           1998
        Risk-free interest rates                             5.5%           5.5%
        Expected life                                      7 years        5 years
        Expected volatility                                 44.54%         46.20%
        Expected dividend yield                             1.48%          1.26%

12.   STOCK SPLIT:

      On May 31, 1998, the common stock of the Company was split 3 for 2. All per share and number of share data have been retroactively restated to reflect the stock split, except for those presented in the Consolidated Statements of Changes in Stockholders' Equity.

13.   PREFERRED STOCK:

      The Company has 200,000 shares of authorized, nonvoting preferred stock that to date have not been issued. The terms of the preferred stock will be finalized and approved by the Board of Directors prior to issuance.

14.   CONCENTRATIONS OF CREDIT RISK:

      Approximately 23%, 34% and 37% of the Company's net sales were directly to financial institutions in fiscal years 1999, 1998 and 1997, respectively.

      At October 31, 1999 and 1998, cash and cash equivalents totaling approximately $3,700,000 and $3,400,000, respectively, were concentrated in one financial institution. At October 31, 1999, 13% of the Company's accounts receivable were from one customer. Revenues from the same customer represent approximately $7.4 million of the Company's consolidated revenues. The Company generally requires no collateral from its customers to support their accounts receivable.

15.   FOURTH QUARTER ADJUSTMENTS:

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

INVESTOR INFORMATION

ANNUAL MEETING
The annual meeting of the shareholders of       CORPORATE OFFICES
Northstar ComputerForms, Inc. will be held      7130 Northland Circle North
Tuesday, April 11, 2000 at 3:30 P.M. at         Brooklyn Park, MN  55428-1530
the Radisson Plaza Hotel, 35 South              (612) 531-7340
7th Street, Minneapolis, MN 55402.

FORM 10-K                                       TRANSFER AGENT
A copy of the Form 10-K Report filed with the   Norwest Bank Minnesota
Securities and Exchange Commission by the       Stock Transfer
Company may be obtained without charge by       P.O. Box 64854
written request to:  Mary Ann Morin, Northstar  St. Paul, MN  55164-0854
Computer Forms, Inc., 7130 Northland            (800) 468-9716
Circle North, BrooklynPark, MN  55428-1530

INDEPENDENT ACCOUNTANTS                          LEGAL COUNSEL
PricewaterhouseCoopers LLP                       Parsinen Kaplan Rosberg &
650 Third Avenue South                           Gotlieb, P.A.
Minneapolis, MN  55402                           100 South Fifth Street
                                                 Suite 1100
                                                 Minneapolis, MN  55402


QUARTERLY FINANCIAL INFORMATION

(Unaudited and not reviewed)

         FISCAL YEAR 1999             FIRST QUARTER      SECOND QUARTER       THIRD QUARTER      FOURTH QUARTER
                                        JAN. '99            APR. '99            JULY '99            OCT. '99
-------------------------------------------------------------------------------------------------------------------
Net Sales                                  $10,643,618         $11,878,269         $11,804,045         $12,012,861
Earnings before taxes                          760,498           1,188,826           1,257,904           1,150,520
Provision for income taxes                     289,000             491,500             502,500             407,000
Net earnings                                   471,498             697,326             755,404             743,520
Earnings per share (diluted)                      0.17                0.25                0.26                0.25
Depreciation and amortization                  742,174             756,654             749,388             742,868


         FISCAL YEAR 1998             FIRST QUARTER      SECOND QUARTER       THIRD QUARTER      FOURTH QUARTER
                                        JAN. '98            APR. '98            JULY '98            OCT. '98
-------------------------------------------------------------------------------------------------------------------

                                     44


Net Sales                                  $10,608,027         $10,753,943         $10,358,271         $10,089,697
Earnings before taxes                          791,575             719,173             589,912             894,281
Provision for income taxes                     297,000             277,000             225,000             413,000
Net earnings                                   494,575             442,173             364,912             481,281
Earnings per share (diluted)                      0.18                0.15                0.12                0.17
Depreciation and amortization                  715,290             726,930             678,818             740,788

                                     45